As filed with the Securities and Exchange Commission on November 2, 2017

Registration No. 333-220951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Four Seasons Education (Cayman) Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai

PRC 200070

+86 21 6317 8899

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

801 2nd Avenue, Suite 403

New York, NY 10017, United States

+1-212-750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

David T. Zhang, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3761-3300	Steve Lin, Esq. Kirkland & Ellis International LLP 29th Floor, China World Office 2 No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing 100004 People’s Republic of China +86 10-5737-9300	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registration is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Ordinary shares, par value $0.0001 per share	5,807,500	US$22.00	US$127,765,000	US$15,907

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each two American depositary shares represents one ordinary share.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the ordinary shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(4)	Previously paid US$14,940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling shareholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (subject to completion)

Issued November 2, 2017

10,100,000 American Depositary Shares

Four Seasons Education (Cayman) Inc.

REPRESENTING 5,050,000 ORDINARY SHARES

Four Seasons Education (Cayman) Inc. is offering 9,200,000 American depositary shares, or ADSs, and one of the selling shareholders named in this prospectus is offering 900,000 ADSs. Each two ADSs represents one ordinary share, par value US$0.0001 per share. This is our initial public offering and no public market currently exists for our ADSs or shares. It is currently estimated that the initial public offering price per ADS will be between US$9.00 and US$11.00.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “FEDU.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 15.

PRICE US$             AN ADS

	Price to public	Underwriting Discounts and Commissions(1)	Proceeds before expenses to Company
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

We and the selling shareholders named in this prospectus have granted the underwriters the right to purchase up to 1,515,000 additional ADSs to cover over-allotments within 30 days after the date of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                 , 2017.

MORGAN STANLEY	CITIGROUP	CHINA RENAISSANCE

                , 2017.

四季教育
Four Seasons Education

117%
REVENUE GROWTH FOR FISCAL YEAR 2017

116,294
STUDENT ENROLLMENT FOR FISCAL YEAR 2017[1]

33
LEARNING CENTERS[2]

24% TOP 5 SCHOOLS
60% TOP 30 SCHOOLS
ADMISSION RATE IN SHANGHAI[3][4]

5
GOLD MEDALS IN INTERNATIONAL MATHEMATICAL OLYMPIAD IN 2014–2016

5
CITIES[2]

Nanchang
Suzhou
physics
$C = 2\pi r = \pi d$
3.14159265358979932
$y = ax^2 + bx + c$
chemistry
cognitive thinking
Bengbu
Changzhou
Shanghai

(1) For the fiscal year ended February 28, 2017.
(2) As of October, 2017.
(3) Based on Company survey conducted in 2016 of students who have taken at least one Four Seasons standard or Ivy program course.
(4) Percentage of Four Seasons' Standard and Ivy program graduates in 2016 that were admitted to the top 5 / 30 middle school students in Shanghai.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until                 , 2017 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy the ADSs. This prospectus contains information from a report prepared at our request by Frost & Sullivan, an independent market research firm, in June 2017, or the Frost & Sullivan Report.

Our Business

We are dedicated to providing high quality math education. In 2016 and the six months ended June 30, 2017, we were the largest after-school math education service provider for elementary school students in Shanghai, as measured by gross billings and number of students, according to the Frost & Sullivan Report.

Mathematics plays a critical role in shaping logic and reasoning, serves as a foundation for science subjects such as physics and chemistry, and has increasingly diverse applications in the new millennium. We believe high quality and effective math education can profoundly benefit students’ academic, career and life prospects. Building on our vision to unlock intellectual potential through math education, we started our business initially focusing on math education for elementary school students in Shanghai. We have experienced rapid growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 33 learning centers in five cities in China as of the date of this prospectus. We offer our programs through our variable interest entities, or VIEs, and their affiliates.

The quality of our education has been demonstrated by our students’ outstanding academic performance. According to the Frost & Sullivan Report, out of the approximately 146,900 students who graduated from elementary schools in Shanghai in 2016, approximately 1,300 were admitted into the top five middle schools. According to a survey we conducted, over 250 of these students have taken at least one of our standard or Ivy program courses. Over the years, our students have participated in various domestic and international mathematics competitions and achieved outstanding results. For example, in the past four International Mathematical Olympiad (IMO) competitions, all of the Shanghai gold medalists on the China team were our students. Recognizing the quality and effectiveness of our programs, 38 well-known K-12 schools in Shanghai have invited our teachers to deliver our proprietary math courses in their schools since our inception. As of the date of this prospectus, we believe we are the only after-school education institution teaching proprietary math courses in K-12 schools in Shanghai.

Shanghai is one of the most important markets in China for after-school education. The strong demand for high quality education in Shanghai has attracted almost all of the leading national after-school education service providers. Despite the fact that we opened our first learning center in Shanghai years after the major national players had established their presence in Shanghai, we have overtaken our competitors and gained the largest market share in terms of gross billings and number of students in this fragmented and highly competitive elementary after-school math education market, which is a clear indicator of our ability to succeed. Following our success in Shanghai, we have started to expand our operations to other cities in China. As of today, we operate six learning centers in four cities outside of Shanghai.

We have developed educational content to effectively drive outcomes for students of different ages, levels of aptitude and learning objectives. Our programs are primarily focused on math, but have expanded in recent years to also include other subjects such as physics, chemistry, languages and critical thinking. Our programs are categorized into the following:

•	Elementary School Programs. Leveraging our content development team’s extensive elementary school teaching experience, we developed three sets of programs:

•	Standard Programs. We offer courses through five standard programs for students of different aptitude levels for each elementary school grade level.

•	Ivy Programs. Our Ivy programs offer personalized, small-sized classes addressing students’ specific needs such as individualized competition preparation and in-depth topic review. Students and parents can tailor standard program course parameters such as difficulty of content, pace and class size.

•	Special Programs. Our special programs include short-term, intensive competition workshops, courses delivered to K-12 schools and classes on specific math topics such as geometry and trigonometry.

•	Middle School and Kindergarten Programs. Building on our experience and network, we started providing kindergarten programs in 2015 and formally launched our middle school programs in 2017.

Our proprietary educational content is designed to cultivate our students’ interest in math and enhance their cognitive and logic abilities. We build our educational content through a systematic development process, and update this content regularly based on student performance and feedback. Our faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China.

Our industry reputation has also made us a host of choice for leading math competitions. Since 2007, we have hosted various highly regarded math competitions, including local and regional events for the Asia International Mathematical Olympiad Open Contest (AIMO), the American Mathematics Competitions (AMC), the Asia Pacific Elementary School Mathematics Olympiad Invitational Competition (the Asia Pacific Cup) and the National Middle/High School Mathematics, Physics and Chemistry Competition. These competitions have attracted motivated students and further bolstered our reputation among our students and other education institutions.

We have experienced significant growth in recent years. From the 2016 fiscal year to the 2017 fiscal year, our revenues increased by 116.6% from RMB93.8 million to RMB203.2 million (US$30.8 million), while we improved from net loss of RMB31.1 million in the 2016 fiscal year to net income of RMB17.3 million (US$2.6 million) in the 2017 fiscal year. For the six months ended August 31, 2016 and 2017, our revenues increased by 53.3% from RMB95.3 million to RMB146.1 million (US$22.2 million), and our net income increased from RMB4.5 million for the six months ended August 31, 2016 to RMB28.5 million (US$4.3 million) for the same period in 2017. Our adjusted net income, which excludes share-based compensation and the fair value change of warrants, increased from RMB1.6 million in the 2016 fiscal year to RMB49.2 million (US$7.5 million) in the 2017 fiscal year. Our adjusted net income increased from RMB34.1 million for the six months ended August 31, 2016 to RMB39.4 million (US$6.0 million) for the same period in 2017. Our net margin, which represents our net income divided by our revenues, increased from 8.5% for the 2017 fiscal year to 19.5% for the six months ended August 31, 2017. Our adjusted net margin, which represents our adjusted net income divided by our revenues, increased from 24.2% for the 2017 fiscal year to 26.9% for the six months ended August 31, 2017. For a detailed description of adjusted net income, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Market Opportunities

Driven by intensified competition for high quality educational resources and shortened school hours required by recent education policies, China’s K-12 after-school education services market has grown rapidly at a compound annual growth rate, or CAGR, of 12.9% in the past five years, reaching RMB414.7 billion in 2016, and is expected to further grow and reach RMB739.8 billion in 2022, according to the Frost & Sullivan Report. The short supply of high quality education resources and intensified competition among students have resulted in increasing demand for private education in China. In particular, the number of students seeking after-school education services to supplement their standard school education has increased steadily.

According to the Frost & Sullivan Report, Shanghai has become one of the most developed K-12 after-school education service markets in China, with a penetration rate of 65.2% in 2016 (as defined by the percentage of K-12 population who enrolled in after-school education services). The average after-school education services spending per household in Shanghai reached approximately RMB17,700 in 2016, compared to the nationwide average of approximately RMB7,500. The Shanghai K-12 after-school education services market is expected to continue to grow steadily as a result of Shanghai households’ spending power and strong emphasis on education. According to the Frost & Sullivan Report, the K-12 after-school education services market in Shanghai is expected to grow at a CAGR of 7.6% from RMB23.9 billion in 2017 to RMB34.5 billion in 2022.

At the same time, the after-school education services markets in non-tier 1 cities in China present great growth potential. In 2016, the average penetration rate of K-12 after-school education service was 25.2% for non-tier 1 cities in China, compared to 61.7% for tier 1 cities, according to the Frost & Sullivan Report. The average after-school education services spending per household in such areas was approximately RMB6,700, compared to approximately RMB15,600 per household in tier 1 cities, according to the Frost & Sullivan Report.

According to the Frost & Sullivan Report, the most popular subjects in China’s after-school education services market are mathematics, English, physics, chemistry and Chinese. In particular, students and parents place greater emphasis on math, as it lays the foundation for science-related subjects such as physics and chemistry. The size of the Shanghai after-school math education market for elementary school students is expected to grow from RMB4.6 billion in 2017 to RMB7.4 billion in 2022. This same market for tier 1 cities in China is expected to grow in size from RMB77.8 billion in 2017 to RMB119.1 billion in 2022, while the same market size for non-tier 1 cities in China is expected to grow from RMB43.9 billion in 2017 to RMB91.2 billion in 2022.

Our Strengths

We believe that the following competitive strengths have contributed to our success and differentiate us from our competitors:

•	highly effective education demonstrated by outstanding academic results;

•	strong brand and market leadership;

•	proprietary content tailored to students’ educational objectives;

•	strong faculty and stringent recruiting and training process; and

•	standardized operations and highly scalable business model.

Our Strategies

We plan to pursue the following strategies to further grow our business;

•	expand geographical coverage;

•	expand to additional grade levels and subjects;

•	enhance our branding through education initiatives; and

•	increase student enrollment through improved services.

Our Challenges

Our business and successfully execution of our strategies are subject to risks and uncertainties, including the following:

•	our ability to continuously attract and retain students to enroll in our programs;

•	our ability to effectively improve our students’ academic performance or maintain or enhance their general satisfaction with our programs and services;

•	our ability to manage the expansion of our learning center network, particularly outside of Shanghai;

•	our ability to comply with the relevant new laws and regulations in the PRC;

•	our ability to adapt to changes in the PRC after-school education market and effectively compete against our competitors;

•	our ability to manage the growth of our recently launched programs, such as our middle school and kindergarten programs;

•	our ability to obtain educational permits and business licenses once the local authorities accept applications, for our existing learning centers that do not yet have them;

•	our ability to bring our existing learning centers into compliance with fire safety regulations, and to cost effectively relocate those learning centers which are out of compliance due to their location;

•	our ability to continuously recruit, train and retain qualified faculty members;

•	our ability to continuously improve our programs and educational content; and

•	our ability to maintain and enhance our brand.

In addition, we face risks and uncertainties related to our compliance with applicable regulations and policies in the PRC, particularly those risks and uncertainties associated with our control over our VIEs and their affiliated entities based on contractual arrangements rather than equity ownership.

We intend to comply with the relevant regulatory permit and licensing requirements either upon the launch of or, in accordance with normal PRC regulatory practice, following the launch of any new learning centers that we open or acquire in the future.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate History and Structure

We began our operations in March 2007, when our Chairman and CEO, Mr. Peiqing Tian, founded Shanghai Four Seasons Education Investment Management Co., Ltd. in Shanghai. In 2010, we established our first learning center providing after-school math education services to elementary school students. To date, we have established a network consisting of 33 learning centers in China.

In June 2014, we incorporated Four Seasons Education (Cayman) Inc., or Four Seasons Education Cayman as our proposed listing entity. Further, in June 2014, Four Seasons Education Cayman established a wholly-owned subsidiary in Hong Kong, namely Four Seasons Education (Hong Kong) Limited, or Four Seasons Education HK. Shanghai Fuxi Enterprise Management Consulting Co., Ltd., or Shanghai Fuxi, was then incorporated in December 2014 as a wholly-owned subsidiary of Four Seasons Education HK.

Foreign ownership of private education businesses is subject to significant restrictions under current laws and regulations in the PRC. For a discussion of these restrictions, see “Regulations.” To comply with laws, rules and regulations in the PRC, we conduct our operations in the PRC principally through our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their affiliated entities. We effectively control each VIE through contractual arrangements among such VIE, its shareholders and Shanghai Fuxi. We have entered into certain contractual arrangements with each of our VIEs, their respective shareholders and relevant affiliated entities in the form of private non-enterprise institutions entities, which enable us to:

•	exercise effective control over each of our VIEs and its affiliated entities;

•	receive substantially all of the economic benefits of each VIE; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each VIE when and to the extent permitted by laws.

For details of our VIE structures, see “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” As a result of the above contractual arrangements, we became the primary beneficiary of our VIEs, and we treat them as our VIEs under United States generally accepted accounting principles, or U.S. GAAP. We have consolidated the financial results of our VIEs and their affiliate entities in our consolidated financial statements in accordance with U.S. GAAP. Our VIEs collectively contributed substantially all of our consolidated total revenues for the fiscal year ended February 29, 2016, the fiscal year ended February 28, 2017 and the six months ended August 31, 2017.

However, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership in them. In addition, any of our VIEs or their shareholders may breach the contractual arrangements with us. In such cases, we will have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. For detailed analysis of risks associated with these contractual arrangements, see “Risk Factors—Risks Related to Our Corporate Structure.”

The chart below summarizes our corporate structure and identifies our subsidiaries, our VIEs, their shareholders and the number of our learning centers as of the date of this prospectus:

(1)	Represents the 9,666,667 ordinary shares Mr. Peiqing Tian holds directly through his wholly-owned company, Four Season Education Holdings Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Mr. Peiqing Tian’s beneficial ownership in our company prior to and immediately after this offering.
(2)	Represents the 1,200,000 Series A preferred shares and 888,889 Series A-1 preferred shares Crimson Capital Partners III, L.P. holds directly and 444,444 ordinary shares Crimson Capital Partners III, L.P. holds through a wholly-owned entity, Sandhill Investment Holding Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Crimson Capital Partners III, L.P.’s beneficial ownership in our company prior to and immediately after this offering.
(3)	Represents the 2,100,000 ordinary shares Ms. Jun Guo holds through her wholly-owned company, Banya Holding Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Ms. Jun Guo’s beneficial ownership in our company prior to and immediately after this offering.
(4)	Mr. Peiqing Tian holds 100% equity interest in Shanghai Four Seasons Education and Training Co., Ltd.
(5)	Mr. Peiqing Tian and Mr. Peihua Tian, Mr. Peiqing Tian’s brother, hold 95% and 5% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

(6)	Our learning centers that are registered as schools are parties to the exclusive service agreements entered into by and among our wholly-owned subsidiary, Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities.

The chart below summarizes our anticipated corporate structure upon the completion of this offering (assuming no exercise of the over-allotment option):

(1)	Represents the 9,666,667 ordinary shares Mr. Peiqing Tian holds directly through his wholly-owned company, Four Season Education Holdings Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Mr. Peiqing Tian’s beneficial ownership in our company prior to and immediately after this offering.
(2)	Represents the 1,200,000 Series A preferred shares and 888,889 Series A-1 preferred shares Crimson Capital Partners III, L.P. holds directly and 444,444 ordinary shares Crimson Capital Partners III, L.P. holds through a wholly-owned entity, Sandhill Investment Holding Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Crimson Capital Partners III, L.P.’s beneficial ownership in our company prior to and immediately after this offering.
(3)	Represents the 2,100,000 ordinary shares Ms. Jun Guo holds through her wholly-owned company, Banya Holding Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Ms. Jun Guo’s beneficial ownership in our company prior to and immediately after this offering.

(4)	Assumes no exercise by the underwriters of their over-allotment option.
(5)	Mr. Peiqing Tian, our Chairman and CEO, holds 100% equity interest in Shanghai Four Seasons Education and Training Co., Ltd.
(6)	Mr. Peiqing Tian, our Chairman and CEO, and Mr. Peihua Tian, Mr. Peiqing Tian’s brother, hold 95% and 5% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.
(7)	Our learning centers that are registered as schools are parties to the exclusive service agreements entered into by and among our wholly-owned subsidiary, Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities.

Corporate Information

Our principal executive offices are located at 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai, PRC 200070. Our telephone number at this address is +86 21 6317 8899. Our registered office in the Cayman Islands is situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017, United States.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.sijiedu.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.07 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to 1,515,000 additional ADSs representing 757,500 ordinary shares from us and a selling shareholder.

Except where the context otherwise requires, references in this prospectus to:

•	“Four Seasons,” “we,” “us,” “our company” and “our” are to Four Seasons Education (Cayman) Inc., a Cayman Islands exempted company, and its subsidiaries, its VIEs and its VIEs’ affiliated entities;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“variable interest entities” or “VIEs” are to Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, these companies; and “affiliated entities” refers to our VIEs, the VIEs’ branches and direct and indirect subsidiaries, and the VIEs’ affiliated entities that registered as private non-enterprise institutions under the PRC laws;

•	“attrition rate” are to the number of teachers who left our company during a certain period divided by the average of the number of teachers at the beginning and the end of the period;

•	“gross billings” are to the total amount of cash received for the sale of courses in a specific period, net of the total amount of refunds in such period but inclusive of sales tax and value-added tax, or VAT;

•	“K-12” are to the three years before the first grade through the last year of high school;

•	“student enrollment” are to the cumulative total number of courses enrolled in and paid for by our students during a certain period, including multiple courses enrolled in and paid for by the same student;

•	“learning center” are to the physical establishment of an education facility at a specific geographic location, directly owned and operated by one of our VIEs or their affiliated entities;

•	“tier 1 cities” are to the four most developed cities in the China, namely Beijing, Shanghai, Shenzhen and Guangzhou;

•	“the 2016 fiscal year” are to the fiscal year ended February 29, 2016, “the 2017 fiscal year” are to the fiscal year ended February 28, 2017 and “the 2018 fiscal year” are to the fiscal year ending February 28, 2018;

•	“ADSs” are to our American depositary shares, each two of which represents one ordinary share;

•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

The translations from RMB to U.S. dollars in this prospectus were made at a rate of RMB6.5888 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on August 31, 2017. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On October 27, 2017, the noon buying rate for RMB was RMB6.6498 to US$1.00.

THE OFFERING

The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering Price	We currently estimate that the initial public offering price will be between US$9.00 and US$11.00 per ADS.

ADSs Offered by Us	9,200,000 ADSs (or 10,415,000 ADSs if the underwriters exercise their over-allotment option in full).

ADSs Offered by the Selling Shareholders	900,000 ADSs (or 1,200,000 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary Shares Outstanding Immediately After This Offering	23,822,222 ordinary shares (or 24,429,722 ordinary shares if the underwriters exercise their over-allotment option in full).

ADSs Outstanding Immediately After This Offering	10,100,000 ADSs (or 11,615,000 ADSs if the underwriters exercise their over-allotment option in full).

The ADSs

Each two ADSs represents one ordinary share, par value US$0.0001 per share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We and the selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,515,000 ADSs to cover over-allotments.

Use of Proceeds

We expect to receive net proceeds of approximately US$82.4 million from this offering, assuming no exercise of the over-allotment option and an initial public offering price of US$10.00 per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the over-allotment option.

We intend to use the net proceeds from this offering primarily for expansion of our learning center network, improvement of our existing facilities, development of our educational content and service offerings, working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	We, our directors and executive officers, and all of our existing shareholders and option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “FEDU.”

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2017.

Depositary	Deutsche Bank Trust Company Americas.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 707,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of operations and comprehensive income (loss) data for the year ended February 29, 2016 and the year ended February 28, 2017, summary consolidated balance sheet data as of February 29, 2016 and February 28, 2017 and summary consolidated statements of cash flow data for the year ended February 29, 2016 and the year ended February 28, 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The following summary consolidated statements of operations and comprehensive income (loss) data for the six months ended August 31, 2016 and August 31, 2017, the summary consolidated balance sheet data as of August 31, 2017 and the summary consolidated statements of cash flow data for the six months ended August 31, 2016 and August 31, 2017 have been derived from the unaudited condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented.

Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenues	93,801	203,188	30,838	95,314	146,130	22,179
Cost of revenues	(54,986)	(85,349)	(12,953)	(41,135)	(49,792)	(7,557)

Gross profit	38,815	117,839	17,885	54,179	96,338	14,622
Operating expenses
General and administrative expenses	(27,725)	(42,071)	(6,385)	(15,731)	(43,056)	(6,535)
Sales and marketing expenses	(4,827)	(12,563)	(1,907)	(1,048)	(15,073)	(2,288)

Operating income	6,263	63,205	9,593	37,400	38,209	5,799
Subsidy income	299	579	88	4	2,361	358
Interest income, net	1,094	3,037	461	1,209	2,020	307
Other expenses, net	(1,953)	(1,089)	(165)	(377)	(675)	(102)
Fair value change of warrants	(31,766)	(28,473)	(4,322)	(28,473)	—	—

Income (loss) before income taxes and income (loss) from equity in affiliates	(26,063)	37,259	5,655	9,763	41,915	6,362
Income tax expense	(4,841)	(19,804)	(3,006)	(5,189)	(13,413)	(2,036)
Loss from equity in affiliates, net of taxes	(184)	(116)	(18)	(116)	—	—

Net income (loss)	(31,088)	17,339	2,631	4,458	28,502	4,326
Net loss attributable to the non-controlling interest	(112)	(327)	(50)	(16)	(752)	(114)

Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	(30,976)	17,666	2,681	4,474	29,254	4,440

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income (loss) per ordinary share:
Basic	(2.21)	0.97	0.15	0.26	1.52	0.23
Diluted	(2.21)	0.94	0.14	0.26	1.44	0.22
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	14,000,000	14,000,000	14,000,000	14,000,000	14,000,000	14,000,000
Diluted	14,000,000	14,470,129	14,470,129	14,087,012	14,815,621	14,815,621

Net income (loss)	(31,088)	17,339	2,631	4,458	28,502	4,326
Foreign currency translation adjustments	1,967	4,434	673	1,504	(3,837)	(582)

Comprehensive (loss) income	(29,121)	21,773	3,304	5,962	24,665	3,744
Comprehensive loss attributable to non-controlling interest	(112)	(327)	(50)	(16)	(752)	(114)

Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	(29,009)	22,100	3,354	5,978	25,417	3,858

	As of February 29/28,			As of August 31, 2017
	2016	2017
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	42,328	230,968	35,055	294,591	44,711
Total current assets	85,872	282,618	42,894	302,448	45,903
Total assets	90,952	296,126	44,944	330,781	50,203
Total current liabilities	52,307	124,683	18,923	121,644	18,463
Total liabilities	91,899	124,683	18,923	121,644	18,463
Total mezzanine equity	22,174	163,807	24,861	163,807	24,861
Total equity	(23,121)	7,636	1,160	45,330	6,879

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Summary Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	1,009	119,479	18,134	58,272	69,633	10,568
Net cash used in investing activities	(6,915)	(10,176)	(1,545)	(3,486)	(2,155)	(327)
Net cash provided by/(used in) financing activities	600	74,903	11,369	28,963	(18)	(3)
Effect of foreign exchange rate changes on cash and cash equivalents	1,946	4,434	673	1,504	(3,837)	(582)
Net change in cash and cash equivalents	(3,360)	188,640	28,631	85,253	63,623	9,656
Cash and cash equivalents at beginning of the year	45,688	42,328	6,424	42,328	230,968	35,055
Cash and cash equivalents at end of the year	42,328	230,968	35,055	127,581	294,591	44,711

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the Year Ended February 29/28,		For the Six Months Ended August 31,
	2016	2017	2016	2017
Selected Operating Data
Student enrollment	77,947	116,294	57,447	56,375
Gross billings (in RMB thousands)	136,807	251,441	140,264	156,884

	As of February 29/28,		As of August 31,
	2016	2017	2017
Number of learning centers	21	29	33

Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income represents net income before the impact of (i) share-based compensation expenses; and (ii) fair value change of warrants. We believe that adjusted net income helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for the change in fair value of warrants in the periods presented. As the warrants were fully exercised in August 2016, we do not expect to incur similar expenses in the future. For this reason, we believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net income to adjusted net income for the periods indicated:

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income (loss)	(31,088)	17,339	2,631	4,458	28,502	4,326

Add: share-based compensation expenses	942	3,363	510	1,194	10,849	1,646
Add: fair value change of warrants	31,766	28,473	4,322	28,473	—	—

Adjusted net income	1,620	49,175	7,463	34,125	39,351	5,972

RISK FACTORS

Investing in the ADSs entails a significant level of risk. Before investing in the ADSs, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the ADSs could decline and you may lose part or all of your investment.

Risks Related to Our Business

If we are unable to continue to attract students to enroll in our education programs, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our education programs. Therefore, our ability to continue to attract students and increase our student enrollment is critical to the continued success and growth of our business. This ability in turn depends on several factors, including our ability to develop new programs and courses and enhance our existing ones to respond to changes in market trends and student demand, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, develop additional high quality educational content and respond effectively to competitive pressure. If we are unable to continue to attract students to enroll in our programs, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Students and their parents may decide not to continue to enroll in our programs for a number of reasons, including a perceived lack of improvement in students’ academic performance or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends in large part on our ability to retain our students and their parents by delivering a satisfactory learning experience and improving their academic performance. Our services may fail to improve a student’s performance and a student may perform below expectations after completing our programs. Our ability to improve the academic performance of our students is largely dependent upon the ability, efforts and time commitment of each student, which are beyond our control. Additionally, our programs may not be able to meet the expectations of our students and their parents or satisfy all of their needs. Satisfaction with our services may be affected by a number of factors, many of which may not relate to the effectiveness of our course curriculum and content. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. If students or parents feel that we are not providing them the experience they are seeking, they may choose to withdraw from and/or not to renew their existing programs. We generally offer refunds for remaining classes to students who decide to withdraw from a course. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenues and results of operations may be adversely affected.

In addition, if a significant number of students fail to improve their performance after attending our programs or if their learning experiences with us are unsatisfactory, they may decide not to continue to enroll in our programs or refer other students to us. If our ability to retain students decreases significantly or if we otherwise fail to continue to enroll and retain new students, our business, financial condition and results of operations may be materially and adversely affected.

The majority of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.

Under current PRC laws and regulations, schools are subject to a number of licensing requirements from different governmental authorities. As of the date of this prospectus, excluding one learning center which is currently under renovation, 19 of our 32 fully operational learning centers do not possess the educational permit or business license that they require, including 16 of our 27 fully operational learning centers in Shanghai and three of our five fully operational learning centers in other cities in China, representing 54.4% of our revenues for the first half of the 2018 fiscal year. While we intend to obtain the required permits and licenses to operate our learning centers in Shanghai and four other cities our learning centers are located in for profit in the form of enterprises, local authorities in such cities have not begun to accept applications or issue permits as of the date of this prospectus as the implementing regulations of the Law on the Promotion of Private Education, or the Private Education Law, as amended in November 2016, have not been put in place yet. See “Regulations” for further details on the licensing requirements applicable to our learning centers.

Under the amended Private Education Law, schools that will operate for profit must obtain an educational permit before obtaining a business license. In addition, fire safety regulations and other relevant regulations require each learning center to obtain a fire safety permit before applying for an educational permit. See “—A significant portion of our learning centers are not in compliance with fire safety regulations, and a significant number of these learning centers occupy locations where they are unable to comply with fire safety regulations.” If we are unable to obtain a fire safety permit or an educational permit, we will be unable to obtain a business license for our currently unlicensed learning centers. In addition, if we do not obtain all of the required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

On June 1, 2017, the Shanghai People’s Political Consultative Conference Committee discussed a proposal with the Shanghai Municipal Education Commission and Shanghai Administration for Industry and Commerce regarding after-school education services. The government authorities reportedly agreed to carry out inspections of schools providing after-school education services in Shanghai. It was reported that they would first investigate schools without permits or licenses, then focus on other noncompliant schools. Schools without the required permits or licenses will have to stop recruiting new students and will only be allowed to complete their contracts with existing students. According to media reports, the Education Bureau of Xuhui District in Shanghai issued administrative notices to at least six after-school education service providers. As of the date of this prospectus, we have not been contacted by the authorities or subjected to inspections.

A significant portion of our learning centers are not in compliance with fire safety regulations, and a significant number of these learning centers occupy locations where they are unable to comply with fire safety regulations.

Each school must obtain a fire safety permit in order to qualify for an educational permit or a business license. Excluding one learning center which is currently under renovation, we currently have six learning centers that have not obtained fire safety permits, representing 16.9% of our revenues for the first half of the 2018 fiscal year. We are in the process of obtaining some of these outstanding fire safety permits. However, if we are unable to obtain fire safety permits as required, we may not be able to obtain educational permits or business licenses for such learning centers, we may be subject to fines and we may be unable to continue operations at such learning centers, which could materially and adversely affect our business and results of operations. See “Regulations” for further details on the fire safety regulations applicable to our learning centers.

According to PRC laws and regulations, venues for children’s activities cannot be located above the third floor of a building. Currently, 12 of our 32 learning centers in operation are located above the third floor of a building. Of these, four do not have a fire safety permit, and eight are not in full compliance with fire safety regulations. These 12 learning centers represent 40.4% of our revenues for the first half of the 2018 fiscal year. If these learning centers are inspected, we may be subject to fines and we may be unable to continue operations at them, which could materially and adversely affect our business and results of operations.

The majority of the lease agreements for our learning centers that are located above the third floor of a building have durations of between two and seven years. Moving learning centers that are located above the third floor of a building in order to comply with fire safety regulations would require us to terminate or break our existing leases and pay any associated termination or breakage costs, in addition to the costs of relocation, renovation and decoration, and it may disrupt our scheduled courses and force us to postpone or cancel some courses and refund the related tuition fees, all of which could materially and adversely affect our financial results.

Some of our schools are restricted in their ability to distribute profits to their sponsors. The service arrangements between Shanghai Fuxi and our private schools may be regarded as circumventing this restriction.

According to the Private Education Law, prior to its amendment on November 7, 2016, the sponsor of a private school may elect to require reasonable returns. A sponsor that requires reasonable returns can receive dividends after deducting relevant payments to statutory reserves, and a sponsor that does not require reasonable returns cannot receive dividends from the private school. The amended law abolished such distinction. According to the amended Private Education Law, private schools can be established as non-profit or for-profit entities. Sponsors of for-profit schools may obtain operating profits, while sponsors of non-profit schools may not. Existing private schools must re-register as either non-profit school or for-profit schools. However, the amended Private Education Law remains silent on the specific measures for the re-registration process, which, according to the amended law, will be regulated by the corresponding laws and regulations promulgated by local authorities. As of the date of this prospectus, no such local regulations have been promulgated.

Currently we have six schools that have entered into service agreements with Shanghai Fuxi. The sponsor of one of these schools has elected to require reasonable returns, while the sponsors of the other schools has not. According to the relevant service agreements between these six schools and Shanghai Fuxi, a significant portion of any profits earned by these schools will be paid to Shanghai Fuxi as service fees. As advised by Jingtian & Gongcheng, our PRC counsel, our right to receive the service fees from our schools under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations, and therefore does not contravene any PRC laws and regulations. However, if the relevant PRC government authorities take a different view, for example, if the local authorities view some of these schools as non-profit schools and such service fees as “operating profits” taken by the sponsors, the authorities may find these private schools and their respective sponsors in violation of PRC laws and regulations. The authorities may seek to confiscate any or all of the service fees that have been paid by these schools to Shanghai Fuxi, or even revoke the educational permits of these schools, which may materially and adversely affect our business and financial results.

Failure to effectively and efficiently manage the expansion of our learning center network may materially and adversely affect our ability to capitalize on new business opportunities.

We have grown rapidly in the past few years, expanding our network from 10 learning centers in Shanghai as of February 28, 2015 to 33 learning centers in five cities in China as of the date of this prospectus. We will continue to further establish our presence in existing markets, expand our operations into new markets and make efforts to increase the utilization rates of both our existing and new learning centers. However, we may not succeed in executing our growth strategies or be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

•	we may fail to identify new cities and areas with sufficient growth potential into which to expand our network;

•	it may be difficult to increase the number of learning centers in more developed cities or areas, such as Shanghai;

•	we may fail to effectively market our programs in new markets or promote our programs in existing markets;

•	we may not be able to replicate our successful growth model in Shanghai in other geographic markets;

•	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;

•	we may fail to obtain the requisite licenses and permits from local authorities necessary to open learning centers at our desired locations;

•	we may be unable to continue to develop or refine our curriculum and course content and improve our students’ academic performance;

•	we may be unable to successfully execute new growth strategies;

•	we may be unable to successfully cooperate with our local business partners or integrate acquired businesses with our current service offerings and achieve anticipated synergies; and

•	we may fail to achieve the benefits we expect from our expansion.

These risks may increase significantly when we expand into new cities. Establishing new learning centers and managing the growth of a geographically diverse business also involves significant risks and challenges and requires us to make investments in management, capital expenditures, marketing and other resources. We may find it difficult to manage financial resources, implement a consistent service standard and operational policies and maintain our operational, management and technology systems across our network. If we are unable to manage our expanding operations or successfully achieve future growth, our business, prospects, results of operations and financial condition may be materially and adversely affected.

Implementation of the new laws in the PRC may adversely affect our business operations.

The principal regulations governing private education in China consist of the Education Law of the PRC, the Private Education Law, and the Implementation Rules for the Private Education Law. Before the amended Private Education Law came into force on September 1, 2017, no organization or individual may establish or operate a private school, which is broadly defined as schools or other educational organizations established by social organizations or individuals using non-governmental funds for commercial purposes, except for “reasonable returns.” These PRC laws and regulations also provide that, to establish a private school, one shall first apply with the relevant authorities in charge of education or labor and social welfare, as applicable, for a private school operating permit, and shall then register the private school with the Ministry of Civil Affairs or its local counterparts as a private non-enterprise institution after successfully obtaining a private school operating permit. These PRC laws and regulations on private education generally apply to the establishment and operation of all learning centers, except for the commercial private training institutions registered with the State Administration for Industry and Commerce and its local counterparts. In certain pilot areas such as Shanghai, establishing a commercial training institution requires filing applications with the local counterparts of State Administration for Industry and Commerce in Shanghai for business registration. The relevant local counterparts of State Administration for Industry and Commerce in Shanghai checks the applicants’ compliance records with the local authorities in charge of education or human resources and social welfare as it reviews such applications. On the other hand, in Jiangxi, Anhui and Jiangsu provinces, after-school learning centers shall be established and registered as private schools and to obtain private school operating permits and complete the private non-enterprise institutions registration process following the local regulations. See “Regulation—Regulations Relating to Private Education” and “Regulation—Local Regulations Relating to Commercial Private Training.”

The Standing Committee of the National People’s Congress amended the Private Education Law on November 7, 2016, and the amended Private Education Law became effective on September 1, 2017. According to the amended Private Education Law, private schools for after school tutoring can be established as for-profit private schools or non-profit private schools at the election of the school sponsors. In addition, if a school established before the promulgation of the amended Private Education Law took on September 1, 2017 chooses to become for-profit, it needs to first assess its assets, identify property ownership, pay relevant taxes and duties and re-apply for registration before such school can continue with its operations. See “Regulation—Regulations Relating to Private Education.” We expect that the amended Private Education Law, accompanied with its relevant implementation rules and regulations will bring significant changes to our compliance environment and a certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones. However, the specific measures on when and how existing schools can choose to be a for-profit schools remains unclear. In the meantime, any implementation rules and regulations that tighten the supervision of our business operation, such as student recruitment and tuition fees, may also have material adverse effects on our business and results of operation. However, as of the date of this prospectus, the implementing rules for the amended Private Education Law or the relevant local regulations have not been published to the public. It remains uncertain how the amended law will be interpreted and implemented and impact our business operations. In addition, the local government authorities in the cities where we operate our business might implement different local rules, and we might need to make unexpected investments in making compliance efforts.

Our operations are heavily concentrated in Shanghai, and any event negatively affecting the after-school education market in Shanghai could have a material adverse effect on our overall business and results of operations.

We derived 96.6% of our gross billings in the six months ended August 31, 2017 from our operations in Shanghai and we expect our services in Shanghai to continue to generate the majority of our gross billings for the foreseeable future. The concentration of our business in Shanghai exposes us to geographical concentration risks related to this region or the learning centers located in this region. Any material adverse social, economic, regulatory or political development, any changes in the local education laws and regulations, or any natural disaster or epidemic affecting this region could negatively affect the demand for and/or our ability to provide after-school education services. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We have limited operating history with our middle school and kindergarten programs. Our newer programs may not be as attractive and profitable as our elementary school math programs.

We primarily provide after-school math education services for elementary school students. We launched our kindergarten programs in 2015 and middle school programs in 2017. In the 2017 fiscal year, our kindergarten programs had a student enrollment of 4,617. For the first half of the 2018 fiscal year, our middle school programs had a student enrollment of 5,272. We have limited operating history and experience with these two programs. As we plan to continue to expand our middle school and kindergarten programs, we may need to devote substantial resources to course design, marketing and teacher recruiting. However, our efforts to improve, expand, and promote our elementary and middle school programs may not be successful and we may not achieve comparable profitability to our elementary school programs, or at all.

Failure to adequately and promptly respond to changes in examination systems, admission standards, testing materials and technologies in Shanghai and the PRC could render our courses and services less attractive to students.

Under the PRC education system, school admissions rely heavily on entrance examination results. Students in most cases are required to take entrance exams for admission to high school, and their performance in those exams is critical to their educational career and future employment prospects. In addition, although exams are not required for entering middle schools, most middle schools still use entrance exam results as a key factor in evaluating students’ academic performance and many schools administer their own assessment tests to evaluate prospective students. It is therefore common for students to take after-school classes to improve test performance, and the success of our business to a large extent depends on the continued use of entrance exam tests by schools in their admissions. However, such heavy emphasis on exam scores may decline or fall out of favor with educational institutions or education authorities in the PRC. For example, education authorities in Yunnan Province stopped administering provincial-level high school entrance examinations in 2010. Instead, high schools in Yunnan have started to admit students based on a combination of middle school examination results that have replaced raw scores with letter grades and comprehensive evaluations of students’ aptitude and performance by their middle schools. Yunnan Province also prohibits private competitions in elementary and middle schools. Although we do not offer after-school education services in Yunnan Province, it is possible that the local governments in the areas where we have operations may adopt similar measures. If we fail to adjust our services to respond to any such material changes, our business may be materially and adversely affected. In addition, entrance exams and assessment tests at all grade levels in the PRC constantly undergo changes and development in terms of subject and skill focus, question type and format. A failure to track and respond to any such changes in a timely and cost-effective manner could make our courses and services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and in turn have a material adverse effect on our business, financial condition and results of operations.

In addition, outstanding performance in domestic and international math competitions can substantially boost a student’s chance of admission into key middle schools and high schools by serving as evidence of excellence in academics and extracurricular activities, supplementing standardized entrance examination scores, or in certain circumstances qualify students for an exam-free admission into top schools. Any change in the admission policies or criteria that decreases the weight of math competition performance in the admission process as adopted by schools or mandated by government regulations may take away incentives for parents to enroll their children in our programs, materially and adversely affecting our business, results of operations and financial conditions. For instance, pursuant to the Notice of Shanghai Municipal Education Commission on Strengthening the Administration of Prohibiting to Treat Various Competition Prizes as Basis for Admission by Compulsory Education Schools in the School Year of 2016 issued by Shanghai Municipal Education Commission in November 2016, certificates and prizes obtained from competitions such as Olympic math competitions and English level tests must not be treated as basis for admission by compulsory education stage schools.

We may not be able to continue to recruit, train and retain qualified faculty members, who are critical to the success of our business and effective delivery of our education services to students.

Our faculty is critical to maintaining the quality of our education and services and our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is therefore a significant contributing factor to the success of our operations. There are a limited number of teachers with the experience, expertise and qualifications to meet our requirements, not only in Shanghai, where we currently operate a majority of our learning centers, but even more so in other parts of the PRC. Further, the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the PRC Ministry of Education in 2014, prohibits teachers at elementary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities have also adopted rules which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. As a result, we currently employ all of our teachers on a full-time basis. Therefore, to recruit qualified and experienced teachers, including those with public school experience, we must provide candidates with competitive compensation packages and particularly, offer attractive career development opportunities to compete with the perceived security of a public school teaching job. Although the attrition rate of our teachers was only 6.3% for the first half of the 2018 fiscal year, we may not be able to maintain this attrition rate as we expand our operations.

In addition, we must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not always be able to recruit, train and retain enough qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a decline in the quality of our teachers’ classroom performance, whether actual or perceived, or a significant increase in compensation we must pay to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to improve our existing program curriculum and content or to develop new courses on a timely basis and in a cost-effective manner.

We constantly update and improve the content of our existing courses and develop new courses to meet market demand. Changes to our curriculum and course content may not always be well received by existing or prospective students or their parents. If we cannot respond effectively to changes in market demand, our business may be adversely affected. Even if we are able to develop new courses that are well received, we may not be able to introduce them as quickly as our students may require. If we do not respond adequately to changes in market requirements, our ability to attract and retain students could be impaired and our financial results could suffer.

Offering new courses or modifying existing courses may require us to invest in curriculum and educational content development, train new teachers or re-train existing ones, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with new course content, particularly in subjects other than math, and may need to modify our systems and strategies to introduce new courses or content. If we are unable to improve the content of our existing courses, and offer new courses on a timely basis and in a cost-effective manner, our results of operations and financial condition could be adversely affected.

Any damage to our brand or the reputation of any of our learning centers may adversely affect our overall business, prospects, results of operations and financial condition.

We believe that market awareness of our “Four Seasons Education” brand and our solid reputation in the math education industry have contributed significantly to the success of our business, and that maintaining and enhancing our brand are critical to maintaining our competitive advantage. Our brand and reputation could be adversely affected under many circumstances, including the following:

•	our students are not satisfied with our programs and related services;

•	we fail to maintain the quality and consistency of our service standards as we expand our course offerings into different subjects and extend our geographic reach;

•	we fail to properly manage accidents or other events that injure our students;

•	our faculty or staff behave or are perceived to behave inappropriately or illegally;

•	our faculty or staff fail to appropriately supervise students under their care;

•	we fail to conduct proper background checks on our faculty or staff;

•	we lose a license, permit or other authorization to operate a learning center;

•	we do not maintain consistent education quality or fail to enable our students to achieve strong academic results;

•	our learning center facilities do not meet the standards expected by parents and students; and

•	learning center operators of lower quality abuse our brand name or those with brand names similar to ours conduct fraudulent activities and create confusion among students and their parents.

The likelihood that any of the foregoing may occur increases as we expand our learning center network. These events could influence the perception of our learning centers not only by our students and their parents, but also by other constituencies in the education sector and the general public. Moreover, an event that directly damages the reputation of one of our learning centers could adversely affect the reputation and operations of our other learning centers. As we mainly rely on word-of-mouth referrals to attract prospective students, if our brand name or reputation deteriorates, our overall business, prospects, results of operations and financial condition could be materially and adversely affected.

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

We have offered after-school math education services since 2010, and have experienced significant growth in terms of learning centers, operations and revenues. From the 2016 fiscal year to the 2017 fiscal year, our revenues increased by 116.6% from RMB93.8 million to RMB203.2 million (US$30.8 million), while we improved from net loss of RMB31.1 million in the 2016 fiscal year to net income of RMB17.3 million (US$2.6 million) in the 2017 fiscal year. For the six months ended August 31, 2016 and 2017, our revenues increased by 53.3% from RMB95.3 million to RMB146.1 million (US$22.2 million), and our net income increased from RMB4.5 million for the six months ended August 31, 2016 to RMB28.5 million (US$4.3 million) for the same period in 2017. Our adjusted net income increased from RMB34.1 million for the six months ended August 31, 2016 to RMB39.4 million (US$6.0 million) for the same period in 2017. Our net margin, which represents our net income divided by our revenues, increased from 8.5% for the 2017 fiscal year to 19.5% for the six months ended August 31, 2017. Our adjusted net margin, which represents our adjusted net income divided by our revenues, increased from 24.2% for the 2017 fiscal year to 26.9% for the six months ended August 31, 2017. We have been making continuous efforts to expand our course offerings, launching our Ivy programs and kindergarten programs in 2015 as well as our middle school programs in 2017. We are also expanding our learning center network to cities other than Shanghai and have established six learning centers outside of Shanghai since 2015. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the after-school education service industry in the PRC, changes in spending on after-school education, our ability to control cost of revenues and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance.

We may be unable to charge tuition at sufficient levels to be profitable or raise tuition as planned.

Our results of operations are affected in large part by the pricing of our education services. We charge tuition based on each student’s grade level and the programs that the student is enrolled in. Although we have been able to increase our tuition rates in the past, we may not be able to maintain or increase our tuition in the future without adversely affecting the demand for our services.

Furthermore, our tuition rates are subject to a number of other factors, such as the perception of our brand, the academic results achieved by our students, our ability to hire qualified teachers, and general local economic conditions. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at levels sufficient for us to remain profitable.

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

Our business has experienced significant growth in recent years. We launched our kindergarten programs in 2015 and our middle school programs in 2017. The number of our learning centers has also grown from 10 learning centers as of February 28, 2015 to 33 learning centers as of the date of this prospectus. We plan to leverage our educational content, understanding of the math education market and scalable business model through collaboration with other education institutions and partners to continue growing our business. Our future success depends, in part, on our growth and expansion efforts. We expect to encounter challenges to our existing content development, faculty, technology and capital resources in such expansion. Our planned expansion will also place significant pressure on us to maintain our teaching quality and consistency of our service standards, controls and policies. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, administrative and management personnel. We may not be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations. Our failure to effectively and efficiently manage our growth and expansion may materially and adversely affect our financial condition and results of operations.

We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The after-school education market in the PRC, including in Shanghai, where we currently operate most of our learning centers, is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and potentially intensify. We face competition in each type of service we offer and in each geographic market in which we operate.

Our student enrollment may decrease due to this competition. Some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. Moreover, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing after-school education services. As a result, our competitors may be able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce tuition or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.

Our Ivy programs may compete with our standard programs.

We are constantly developing new programs and services to meet changes in student demands, testing materials, admission standards, market trends and technologies. In particular, we expanded our course offerings with personalized programs of various difficulties and grade levels to cater to our students’ specific needs. We started our elementary school Ivy programs in 2015 and launched our middle school Ivy program in 2017. In the 2017 fiscal year and the first half of the 2018 fiscal year, the student enrollment for our Ivy programs was 21,513 and 9,563, respectively. As our Ivy programs grow rapidly, they may compete with our standard programs or render obsolete some of our existing programs without increasing our total student enrollment. If we are unable to increase our total student enrollment and profitability as we expand our course and service offerings, our business and growth may be adversely affected.

We may face risks and uncertainties with respect to the licensing requirements for Internet audio-video programs and our mobile app. Failure to comply with these requirements may materially adversely affect our business and results of operations.

We may be required to obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. For example, the content we use on our website and mobile app, including course materials and audio-video content, may be deemed “Internet cultural products,” and our use of such content may be regarded as “Internet cultural activities.” Thus, our VIEs and other PRC affiliated entities may be required to obtain an Internet Culture Business Operating License for provision of such content through our websites or mobile app as currently there is no further official or publicly available interpretation of those definitions. In addition, as supplementary course materials, we offer certain audio-video content on our websites. If the governmental authorities determine that our relevant activities fall within the definition of “Internet audio-video program service,” our VIEs and other PRC affiliated entities may be required to obtain a license for disseminating audio-video programs through information network. If this occurs, we may not be able to obtain such license and may further be subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Our business could be disrupted if we lose the services of members of our senior management team.

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team. We may experience changes in our senior management in the future for reasons beyond our control. In addition, key management personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business. We depend upon the services of our senior management team, who collectively have significant experience with our company and within the education industry. If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily, or at all. Our inability to attract and retain qualified senior management members and teaching staff in a timely manner could materially and adversely affect our business, prospects, results of operations and financial condition.

If we fail to integrate or negotiate successfully any future acquisitions, our business and operating results could be adversely affected.

We may acquire additional learning centers or other education businesses in the future. If we are unable to successfully integrate the acquired businesses, our business and operating results may be harmed. We may be unable to identify appropriate acquisition targets. If we do identify an appropriate acquisition target, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired businesses into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, the businesses and learning centers we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

Failure to control rental costs or obtain leases at desired locations at reasonable prices could materially and adversely affect our business.

All of our learning centers and our headquarters are on leased premises. Our lease terms generally range from two to six years. We may not be able to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our offices and service and learning centers as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from term to term, and in turn result in volatility in and adversely affect the price of our ADSs.

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenues. Our students and their parents typically pay the tuition prior to the commencement of a term, and we recognize revenues from the delivery of education services on a straight-line basis over the term. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our ADSs.

Capacity constraints of our teaching facilities could cause us to lose students to our competitors.

The teaching facilities of our learning centers are limited in number and size of classrooms. We may not be able to admit all students who would like to enroll in our programs due to the capacity constraints of our teaching facilities. This would deprive us of the opportunity to serve them and to potentially develop a long-term relationship with them for continued services. If we fail to expand our physical capacity as quickly as the demand for our services grows, we could lose potential students to our competitors, and our results of operations and business prospects could suffer as a result.

Higher labor costs in the PRC may adversely affect our business, financial conditions and results of operations.

Labor costs in the PRC have increased with the PRC’s economic development, particularly in the large cities, such as Shanghai, where a majority of our learning centers are currently located. According to the National Bureau of Statistics of China, the average wage of private education institution employees in urban cities in China increased at a CAGR of 11.1% nationwide between 2010 and 2015, and 14.6% in Shanghai during that same period. We expect that our labor costs, including wages and various statutory employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our programs, our profitability and results of operations may be materially and adversely affected.

Accidents, injuries or other harm suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

In the event of accidents or injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions or negligence of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may make parents unwilling to allow their children to attend our classes. We could also face claims alleging that we are negligent and provide inadequate supervision to our employees or contractors, and therefore be liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. Although we have not encountered any injury to our students on our premises, we cannot assure you that there will not be any in the future. Our insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. A liability claim against us or any of our employees or independent contractors could adversely affect our reputation and ability to attract and retain students. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. We have registered four of our brand names and logos as registered trademarks in the PRC. Our proprietary curricula and course materials satisfying requirements specified by PRC copyright law are protected by copyrights. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. It would not be difficult for third parties to obtain and copy our course materials, since they are physically provided to our students. The practice of intellectual property rights enforcement by the PRC regulatory authorities is at an early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our course materials or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. In addition, we are unable to register the trademarks of some of our major brand names and logos such as “Four Seasons Education” in Chinese characters. Therefore, there is no assurance that we can continue to use such trademarks in the PRC. We may be required to explore the possibility of acquiring trademarks or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. Third parties may bring claims against us alleging our infringement of their intellectual property rights. Third parties bringing such claims may be able to obtain an injunction to prevent us from delivering our services or using trademarks containing the alleged infringing intellectual property. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources and could damage our reputation. If a PRC court or tribunal holds that we have infringed any trademark belonging to others, we may be forced to change our brand names or logos. Our teachers may, against our policies, use third-party copyrighted materials without proper authorization in our classes. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Business—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in the PRC is still at an early stage of development, and as a result insurance companies in the PRC offer limited business related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

System disruptions to our websites or computer systems could damage our reputation and limit our ability to retain students and increase student enrollment.

The performance and reliability of our websites and computer systems are critical to our reputation and ability to retain students and increase student enrollment. Any system error or failure, sudden and significant increases in online traffic or hacking of our systems, could disrupt or slow access to our websites. We cannot assure you that we will be able to expand our online infrastructure in a timely and cost-effective manner to meet the increasing demands of our students and their parents. In addition, our computer systems store and process important information including class schedules, registration information and student data and could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. We may suffer disruption to our operations if there is a failure of the database system or the backup system. Any disruption to our computer systems could therefore have a material adverse effect on our operations and ability to retain students and increase student enrollment.

We face risks related to natural disasters, health epidemics or public safety concerns in the PRC.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns such as terrorism, war or social instability affecting the PRC, and particularly Shanghai. If any of these occurs, our learning centers and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such events. In addition, any of these could adversely affect the economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to our employees in the past under our 2015 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this prospectus, holders of our outstanding options were entitled to purchase a total of 2,600,000 ordinary shares. As a result, we expect to incur share-based compensation expense of RMB12.6 million (US$1.9 million) for the six months ended February 28, 2018, assuming no additional share options are granted during that period. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our combined financial statements for the 2016 and 2017 fiscal years, we and our independent registered public accounting firm identified two material weaknesses and two significant deficiencies in our internal control over financial reporting as well as other control deficiencies as of February 28, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” We have subsequently adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Risks Related to Our Corporate Structure

Our after-school education service business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our after-school education service business is subject to extensive regulations in the PRC. The PRC government regulates various aspects of our business and operations, such as standards of school establishment and operations, student recruitment activities and tuition levels. The laws and regulations applicable to the after-school education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in education services is subject to significant regulations in the PRC. The PRC government regulates the provision of education services through strict licensing requirements. PRC laws and regulations currently require a foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high quality education outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Due to these restrictions, we conduct our after-school education business in the PRC primarily through contractual arrangements among (i) Shanghai Four Seasons Education and Training Co., Ltd., (ii) Shanghai Four Seasons Education Investment Management Co., Ltd., (iii) our relevant affiliated entities, and (iv) our VIEs’ shareholders, including Mr. Peiqing Tian and Mr. Peihua Tian. We operate our after-school education business in the PRC through Shanghai Four Seasons Education and Training Co., Ltd. and through the learning centers controlled and held by Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education and Investment Management Co., Ltd. We have been and expect to continue to be dependent on our affiliated entities to operate our after-school education business. See “Corporate History and Structure—Our Corporate Structure” for more information.

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry in the PRC, the Ministry of Commerce, which regulates foreign investments in the PRC, the Ministry of Civil Affairs, which regulates the registration of schools in the PRC, and the State Administration of Industry and Commerce, which regulates the registration and operation of education training companies in the PRC, would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	revoking the business and operating licenses of us and/or our affiliated entities;

•	discontinuing or restricting any related-party transactions between us and our affiliated entities;

•	imposing fines and penalties, or imposing additional requirements for our operations which we, or our affiliated entities may not be able to comply with;

•	requiring us to restructure the ownership and control structure or our current schools;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in the PRC, particularly the expansion of our business through strategic acquisitions; or

•	restricting the use of financing sources by us or our affiliated entities or otherwise restricting our or their ability to conduct business.

As of the date of this prospectus, similar ownership structure and contractual arrangements have been used by many PRC-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry, in relation to these types of contractual arrangements. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd. and their learning centers and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd. and their learning centers and subsidiaries, we may not be able to consolidate Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd. and their learning centers and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in the PRC or Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd. and their learning centers or subsidiaries.

The Draft Foreign Investment Law stipulates sweeping changes to the PRC foreign investment legal regime and has a significant impact on businesses in the PRC controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

On January 19, 2015, the Ministry of Commerce published a draft PRC Foreign Investment Law for public comment. At the same time, the Ministry of Commerce published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in the PRC controlled by foreign invested enterprises, primarily through contractual arrangements. The draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign-Invested Enterprise Law, as well as detailed implementing rules. The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed Foreign Investment Law is to regulate foreign invested entities the same way as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either foreign “restricted” or “prohibited.” The draft Foreign Investment Law also provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain foreign invested entities operating in foreign restricted or prohibited industries through contractual arrangements may not be able to continue to conduct their operations.

The specifics of the application of the draft Foreign Investment Law to variable entity structures have yet to be proposed, but it is anticipated that the draft Foreign Investment Law will regulate variable interest entities.

The Ministry of Commerce suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign-controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.” This determination requires considering the nature of the investors that exercise control over the entity. “Chinese investors” are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. We are majority controlled by Mr. Peiqing Tian, a PRC national; therefore, it increases the likelihood that our company may be deemed “Chinese” controlled. In its current form, the draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry.

We rely on contractual arrangements with our VIEs and their shareholders and relevant affiliated entities in the form of private non-enterprise institutions for our operations in the PRC, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our VIEs, their shareholders and relevant affiliated entities in the form of private non-enterprise institutions, including Mr. Peiqing Tian, our largest shareholder, to operate our after-school education business. For a description of these contractual arrangements, see “Corporate History and Structure—Our Corporate Structure.”

The revenue contribution of our affiliated entities has historically accounted for 100.0% of our total revenues. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our VIEs and our learning centers. Any failure by our affiliated entities, including our VIEs and our learning centers controlled and held by our VIEs and the shareholders of our VIEs, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as some other jurisdictions, such as the United States.

As a result, uncertainties in the commercial arbitration system or legal system in the PRC could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

Our largest shareholder, Mr. Peiqing Tian, may have potential conflicts of interest with us and not act in the best interests of our company.

Mr. Peiqing Tian is the controlling shareholder of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. He is also the largest shareholder of our company. We cannot assure you that Mr. Peiqing Tian will act in the best interests of our company. We rely on Mr. Peiqing Tian to comply with the terms and conditions of the contractual arrangements. Although Mr. Peiqing Tian is obligated to honor his contractual obligations with respect to our affiliated entities, he may nonetheless breach or cause our affiliated entities to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Mr. Peiqing Tian does not honor his contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in

Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our VIEs and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in the PRC, our VIEs, the shareholders of our VIEs and relevant affiliated entities are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in the PRC through contractual arrangements with our affiliated entities and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliated entities. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

To utilize the proceeds of this offering in the manner described in “Use of Proceeds,” we currently have plans for using 25% of the proceeds in China. As an offshore holding company of our PRC subsidiaries and affiliated entities, we are permitted under PRC laws and regulations to provide funding to Shanghai Fuxi, our wholly-owned PRC subsidiary, through loans or capital contributions, and to our VIEs and the subsidiaries of the VIEs through loans. However, such uses are subject to PRC regulations and approvals. For example:

•	loans by us to Shanghai Fuxi, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered or filed with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•	loans by us to our affiliated entities, which are domestic PRC entities, must be filed with the relevant government authorities and must also be filed with SAFE or its local counterparts; and

•	capital contributions to Shanghai Fuxi must be filed with the Ministry of Commerce or its local counterparts and must also be registered with the local bank authorized by SAFE.

There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount that we can loan to Shanghai Fuxi, our VIEs and the subsidiaries of our VIEs may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this prospectus, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB27.5 million (US$4.2 million) to Shanghai Fuxi and an estimated maximum of approximately RMB217.6 million (US$33.0 million) to our VIEs and the subsidiaries of our VIEs.

In addition, on March 30, 2015, SAFE promulgated SAFE Circular 19, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in the PRC unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. SAFE further strengthened its supervision of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval. Violations of SAFE Circular 19 will result in severe penalties including hefty fines. As we expect to use the proceeds of this offering in China in the form of RMB, Shanghai Fuxi, our VIEs and the subsidiaries of our VIEs will need to convert any capital contributions or loans from U.S. dollars to RMB before using such capital contribution or loans. As a result, SAFE Circular 19 may significantly limit our ability to transfer the net proceeds from this offering to our operations in the PRC through our PRC subsidiaries, which may adversely affect our ability to expand our business.

We expect that PRC laws and regulations may continue to limit our use of proceeds from this offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in the PRC. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be hindered, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in the PRC

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in the PRC or the education services market, which could harm our business.

All of our operations are conducted in the PRC, and all of our revenues are derived from the PRC. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the economy. The PRC government continues to exercise significant control over the PRC’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the after-school education industry in the PRC, could adversely affect the economy in the PRC or the market for education services, which could harm our business. For example, under the current Private Education Law and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the current PRC laws and regulations provide no clear guideline for determining “reasonable returns.” In addition, the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not. However, under the amended Private Education Law, the term “reasonable return” is no longer used and a new classification system for private schools has been established based on whether they are established and operated for profit-making purposes. There is uncertainty as to the implementation details of the amended Private Education law which may impact on our operations. See “Regulation—Regulations Relating to Private Education.”

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in the PRC and especially the regions where we operate, Shanghai, Jiangxi Province, Anhui Province and Jiangsu Province. Any significant slowdown in the PRC’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our programs, which in turn could reduce our revenues. In addition, any sudden changes to the PRC’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The PRC Enterprise Income Tax Law and its implementing rules provide that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued SAT Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within the PRC if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. The State Administration of Taxation issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the State Administration of Taxation issued a bulletin on January 29, 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered.

From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the PRC Enterprise Income Tax Law and its implementing rules.

As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed as a PRC “resident enterprise,” we will be subject to PRC Enterprise Income Tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC and be subject to PRC withholding tax, which could have a material adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary.

Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer such that gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective from January 1, 2008.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “indirect transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Bulletin 7, on February 3, 2015, which replaced or supplemented certain rules under SAT Circular 698. Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax.

According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immoveable properties in the PRC, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in the PRC or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7.

As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with SAT Circular 698 and SAT Bulletin 7 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all of our revenues is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenues generated in Renminbi to fund any business activities we may have outside the PRC in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside the PRC, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside the PRC. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside the PRC to our overseas subsidiary holding its equity interest. Furthermore, in the event that Shanghai Four Seasons Education and Training Co., Ltd. or Shanghai Four Seasons Education Investment Management Co., Ltd. liquidates, our PRC subsidiaries may, pursuant to a power of attorney it has entered into with Mr. Peiqing Tian or Mr. Peihua Tian, require Mr. Peiqing Tian or Mr. Peihua Tian to transfer all assets they might receive in connection with the liquidation of Shanghai Four Seasons Education and Training Co., Ltd. or Shanghai Four Seasons Education Investment Management Co., Ltd. to our PRC subsidiaries at no consideration or the minimum consideration as permitted under PRC laws. Our PRC subsidiaries then may distribute such proceeds to us after converting them into foreign currency and remit them outside the PRC in the form of dividends or other distributions. Once remitted outside the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenues generated by our affiliated entities for direct investment, loan or investment in securities outside the PRC will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenues generated by our affiliated entities not paid to our PRC subsidiaries and revenues generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenues. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiary and affiliated entities in the PRC are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiary in the PRC for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Our PRC subsidiaries’ income in turn depends on the service fees paid by our affiliated entities. Current PRC regulations permit our subsidiary in the PRC to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our learning centers that are private schools in the PRC is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our learning centers that require reasonable returns must allocate no less than 25% of their annual net income, and our learning centers that do not require reasonable returns must allocate no less than 25% of their annual increase in the net assets of the school for such purposes. Furthermore, if our subsidiaries or our affiliated entities in the PRC incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

We may be required to obtain prior approval of China Securities Regulatory Commission of the listing and trading of our ADSs on the New York Stock Exchange.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, State Administration for Industry and Commerce, China Securities Regulatory Commission, or CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which were subsequently amended on June 22, 2009. This regulation, among other things, requires that the listing and trading on an overseas stock exchange of securities in an offshore special purpose vehicle formed for purposes of holding direct or indirect equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals be approved by the CSRC. On September 21, 2006, the CSRC published on its official website the procedures for such approval process. In particular, certain documents are required to be filed with the CSRC as part of the approval procedures and it could take several months to complete the approval process.

While the implementation and interpretation of the M&A Rules and its later amendments remains unclear, we believe, based on the advice of Jingtian & Gongcheng, our PRC counsel, that approval by the CSRC is not required for this offering because we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquire contractual control rather than equity interests in our consolidated VIEs in the PRC. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from this offering into the PRC. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to suspend or terminate this offering before settlement and delivery of the ADSs. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in the PRC.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in the PRC by foreign investors more time-consuming and complex. For example, the Ministry of Commerce must be notified in the event a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the Ministry of Commerce.

In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the Ministry of Commerce in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by the Ministry of Commerce. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in the PRC. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in the PRC. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

In addition, if the Ministry of Commerce determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities and the shareholders of Shanghai Four Seasons Education and Training Co., Ltd., we may be required to file for remedial approvals. We cannot assure you that we would be able to obtain such approval from the Ministry of Commerce. We may also be subject to administrative fines or penalties by the Ministry of Commerce that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents.

However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular 37 was recently issued, there remains uncertainty with respect to its implementation.

As of the date of this prospectus, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by SAFE Circular

37. However, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Employee participants in our share incentive plan who are PRC citizens may be required to register with SAFE. We also face regulatory uncertainties in the PRC that could restrict our ability to grant share incentive awards to our employees who are PRC citizens.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012, or SAFE Circular 7, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

From time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold any type of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into the PRC, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens.

Our leased property interests may be defective and our right to lease the properties may be challenged.

According to the PRC Land Administration Law, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. Some of the landlords of our learning center locations have failed to provide the title certificates to us. Our right to lease the premises may be interrupted or adversely affected if our landlords are not the property owners and the actual property owners should appear.

In addition, the title certificate usually records the approved use of the state-owned land by the government and the property owner is obligated to follow the approved use requirement when making use of the property. In the case of failure to utilize the property in accordance with the approved use, the land administration authorities may order the tenant to cease utilizing the premises or even invalidate the contract between the landlord and the tenant. If our use of the leased premises is not in full compliance with the approved use of the land, we may be unable to continue to use the property, which may cause disruption to our business.

Our failure to comply with certain requirements under labor contract laws in the PRC may adversely affect our results of operations.

The current PRC labor contract law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as a result you are deprived of the benefits of such inspection.

The independent registered public accounting firm that issued the audit report included in this prospectus, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the big four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in the PRC, had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms

(including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm’s ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of their shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the U.S.

Risks Related to Our ADSs and this Offering

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or the ordinary shares underlying our ADSs. Our ADSs have been approved for listing on the New York Stock Exchange, but we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation among us and the underwriters based upon several factors, and the trading price of our ADSs after this offering may decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs due to insufficient or a lack of market liquidity of the ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

•	regulatory developments affecting us or our industry, and customers of our after-school education services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in the market condition, market potential and competition in after-school education services;

•	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about us;

•	additions or departures of our key personnel and senior management;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs. In connection with this offering, we, our officers and directors and all of our existing shareholders and option holders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. International plc and Citigroup Global Markets Inc., subject to certain exceptions. Upon the completion of this offering, we will have ordinary shares outstanding, including ordinary shares represented by ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding immediately after this offering will be available for sale, upon the expiration of the 180-day lock-up period, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, Morgan Stanley & Co. International plc and Citigroup Global Markets Inc. may exercise the discretion to release the securities held by the parties subject to the lock-up restriction prior to the expiration of the lock-up period. If the securities subject to lock-up are released before the expiration of the lock-up period, their sale or perceived sale into the market may cause the price of our ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. We cannot guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$7.62 per ADS, assuming that no outstanding options to acquire ordinary shares are exercised. This number represents the difference between our pro forma net tangible book value per ADS as of August 31, 2017, after giving effect to this offering and the initial public offering price of US$10.00 per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the current and anticipated value of our assets and composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ending February 28, 2017, and do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending February 28, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or IRS, will not take a contrary position.

Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of the ADSs or ordinary shares on the New York Stock Exchange. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States person holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

Our post-IPO memorandum and articles of association that will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have conditionally adopted a second amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-IPO memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (i) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (ii) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our large shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of certain significant differences between the provisions of the Companies Law (2016 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States.

All of our current operations are conducted in the PRC. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and all of their assets are located outside the

United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing standards under the New York Stock Exchange; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards under the New York Stock Exchange.

As a Cayman Islands company listed on New York Stock Exchange, we are subject to the corporate governance listing standards under the New York Stock Exchange. However, New York Stock Exchange Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards under the New York Stock Exchange. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.

To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the ordinary shares underlying your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our second amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities.

Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act.

The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	our ability to maintain and increase our student enrollment;

•	our ability to continue to offer new and attractive courses and increase our course fees;

•	our ability to retain our teachers, as well as our ability to engage and train new teachers;

•	expected market demand for our learning centers;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	growth of and trends of competition in our industry;

•	the expected growth and competition of the K-12 after-school education service market in the PRC;

•	the expected growth of private education in the PRC;

•	our expectation regarding the use of proceeds from this offering;

•	government policies and regulations relating to our industry; and

•	general economic and business conditions in the PRC.

You should read this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$82.4 million, or approximately US$93.7 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) the net proceeds of this offering by US$8.6 million, or approximately US$9.7 million if the underwriters exercise their option to purchase additional ADSs in full.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	US$12.4 million for the expansion of our learning center network;

•	US$12.4 million for the improvement of our existing facilities;

•	US$16.5 million for the development of our educational content and service offerings; and

•	the remainder for working capital and other general corporate purposes, including acquisitions.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, the rate of growth, if any, of our business, and our business plans and business conditions. Accordingly, our management will have significant flexibility and discretion in how and when to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. We currently have plans for using 25% of the proceeds in China.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to Shanghai Fuxi, our wholly-owned PRC subsidiary, through loans or capital contributions, and to our VIEs and the subsidiaries of the VIEs through loans, if we satisfy the applicable government registration and approval requirements. There is currently no statutory limit to the amount of funding that we can provide to Shanghai Fuxi through capital contribution, and we can provide funding to Shanghai Fuxi, our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed twice the amount of their net assets calculated in accordance with PRC GAAP. The maximum aggregate amount of such loan may vary with changes in the relevant entities’ net assets at the time of calculation. As of the date of this prospectus, subject to completion of statutory procedures with relevant government authorities and banks, we can loan an estimated maximum of approximately RMB27.5 million (US$4.2 million) to Shanghai Fuxi and an estimated maximum of approximately RMB217.6 million (US$33.0 million) to our VIEs and the VIEs’ subsidiaries. Further, as we expect to use the proceeds of this offering in China in the form of RMB, Shanghai Fuxi, our VIEs and the subsidiaries of our VIEs will need to convert the capital contributions or loans they receive from U.S. dollars to RMB before using such capital contribution or loans. See “Regulation—Regulations Relating on Foreign Exchange—Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies.” However, we cannot assure you that we will be able to meet the aforementioned registration and approval requirements. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business” and “Risk Factors—Risks Related to Doing Business in the PRC—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in the PRC—Our subsidiary and affiliated entities in the PRC are subject to restrictions on making dividends and other payments to us.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of August 31, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of our outstanding Series A preferred shares and Series A-1 preferred shares into 5,222,222 ordinary shares at a conversion ratio of one preferred share to one ordinary share immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to (i) the automatic conversion of our outstanding Series A preferred shares and Series A-1 preferred shares into 5,222,222 ordinary shares at a conversion ratio of one preferred share to one ordinary share immediately upon the completion of this offering; and (ii) the issuance and sale of 4,600,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of August 31, 2017
	Actual		Pro Forma		Pro Forma As adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for share and per share data)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 3,000,000 shares authorized, issued and outstanding)	22,174	3,365	—	—	—	—
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; nil and 2,222,222 shares authorized, issued and outstanding)	141,633	21,496	—	—	—	—

Total mezzanine equity	163,807	24,861	—	—	—	—

Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 14,000,000 shares issued and outstanding)	9	1	12	2	15	2
Additional paid-in capital(1)	19,154	2,907	182,958	27,768	725,776	110,153
Accumulated deficit	16,332	2,479	16,332	2,479	16,332	2,479
Accumulated other comprehensive income	2,625	398	2,625	398	2,625	398

Shareholders’ equity	38,120	5,785	201,927	30,647	744,748	113,032
Non-controlling interest	7,210	1,094	7,210	1,094	7,210	1,094

Total equity	45,330	6,879	209,137	31,741	751,958	114,126

Total mezzanine equity and equity	209,137	31,740	209,137	31,741	751,958	114,126

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$8.6 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of August 31, 2017, was approximately US$0.45 per ordinary share and US$0.23 per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities and total mezzanine equity, divided by the total number of ordinary shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding preferred shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after August 31, 2017, other than to give effect to (i) the automatic conversion of our outstanding Series A preferred shares and Series A-1 preferred shares into 5,222,222 ordinary shares at a conversion ratio of one preferred share to one ordinary share immediately upon the completion of this offering; and (ii) the issuance and sale of 9,200,000 ADSs in this offering at an assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of initial public offering price shown on the front cover of this prospectus, and after deducting of underwriting discounts and commissions and estimated offering expenses payable by us and assuming the over-allotment option is not exercised, our pro forma as adjusted net tangible book value as of August 31, 2017 would have been US$4.77 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$2.38 per ADS. This represents an immediate increase in net tangible book value of US$4.31 per ordinary share, or US$2.16 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$15.23 per ordinary share, or US$7.62 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	20.00	US$	10.00
Net tangible book value as of August 31, 2017	US$	0.45	US$	0.23
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares	US$	1.62	US$	0.81
Pro forma as adjusted net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares and this offering	US$	4.77	US$	2.38
Amount of dilution in net tangible book value to new investors in the offering	US$	15.23	US$	7.62

The pro forma as adjusted information discussed above is illustrative only.

A US$1.00 increase (decrease) in the assumed public offering price of US$10.00 per ADS would increase (decrease) our pro forma net tangible book value as described above by US$8.6 million, the pro forma as adjusted net tangible book value by US$0.36 per ordinary share and per US$0.18 ADS, and the dilution to new investors in this offering by US$1.64 per ordinary share and US$0.82 per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of August 31, 2017, the differences between the existing shareholders as of August 31, 2017 and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share paid and per ADS at an assumed initial public offering price of US$10.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares purchased		Total consideration		Average price per ordinary share	Average price per ADS
	Number	Percent	Amount	Percent
	(in US$, except for percentages)
Existing shareholders	19,222,222	80.69%	25,470,091	21.68%	1.33	0.67
New investors	4,600,000	19.31%	92,000,000	78.32%	20.00	10.00

Total	23,822,222	100.00%	117,470,091	100.00%	4.93	2.47

The discussion and tables above assume no exercise of any outstanding share options and no vesting of any share awards as of August 31, 2017. As of August 31, 2017, there were 2,600,000 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$1.63 per ordinary share. See “Management—Share Incentive Plans.” To the extent that any of these awards are exercised or vested, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because all of our operations are conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this prospectus are made at the rate as of the end of the applicable period, that is, RMB6.5888 to US$1.00, the rate in effect as of August 31, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 27, 2017, the rate was RMB6.6498 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9430	6.4480
2017
April	6.8900	6.8876	6.8988	6.8778
May	6.8098	6.8843	6.9060	6.8098
June	6.7793	6.8066	6.8382	6.7793
July	6.7240	6.7694	6.8039	6.7240
August	6.5888	6.6670	6.7272	6.5888
September	6.6533	6.5690	6.6591	6.4773
October (through October 27, 2017)	6.6498	6.6237	6.6533	6.5712

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

We operate and generate all of our revenues in the PRC. All of our assets are located outside the United States. As of August 31, 2017, 70.9% of our total assets were located in the PRC and 29.1% of our total assets were located in Hong Kong. In addition, one of our directors and officers is Hong Kong national and resident, and the rest are all PRC nationals and residents and all of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The People’s Republic of China

We have been advised by Jingtian & Gongcheng, our PRC counsel, that there is uncertainty as to whether the courts of the PRC would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. Under the PRC Civil Procedure Law, courts in the PRC may recognize and enforce foreign judgments pursuant to treaties between the PRC and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedure Law, the recognition and enforcement of a foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements that provide for reciprocal recognition and enforcement of foreign civil judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in the PRC a civil judgment rendered by a court in either of these two jurisdictions.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We began our operations in March 2007, when our Chairman and CEO, Mr. Peiqing Tian, founded Shanghai Four Seasons Education Investment Management Co., Ltd. in Shanghai. In 2010, we established our first learning center providing after-school math education services to elementary school students. With the growth of our business and in order to facilitate international capital investment in our company, we incorporated Four Seasons Education (Cayman) Inc., or Four Seasons Education Cayman, to become our offshore holding company under the laws of the Cayman Islands in June 2014. Further, in June 2014, Four Seasons Education Cayman established a wholly-owned subsidiary in Hong Kong, namely Four Seasons Education (Hong Kong) Limited, or Four Seasons Education HK. Shanghai Fuxi Enterprise Management Consulting Co., Ltd., or Shanghai Fuxi, was then incorporated in December 2014 as a wholly-owned subsidiary of Four Seasons Education HK. To date, we have established a network consisting of 33 learning centers in China.

While our organic growth was the primary driving force of our business expansion, we have been collaborating with other quality education service providers to further grow our student base. In January 2017, we acquired a 70% equity interest in Shane English School’s Shanghai subsidiary company, a 100% equity interest in Shanghai Jing’an Modern Art Culture Education School and established a joint venture with Only Education.

Corporate Structure

The chart below summarizes our corporate structure and identifies our subsidiaries, our VIEs, its shareholders and the number of our learning centers as of the date of this prospectus:

(1)	Represents the 9,666,667 ordinary shares Mr. Peiqing Tian holds directly through his wholly-owned company, Four Season Education Holdings Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Mr. Peiqing Tian’s beneficial ownership in our company prior to and immediately after this offering.
(2)	Represents the 1,200,000 Series A preferred shares and 888,889 Series A-1 preferred shares Crimson Capital Partners III, L.P. holds directly and 444,444 ordinary shares Crimson Capital Partners III, L.P. holds through a wholly-owned entity, Sandhill Investment Holding Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Crimson Capital Partners III, L.P.’s beneficial ownership in our company prior to and immediately after this offering.
(3)	Represents the 2,100,000 ordinary shares Ms. Jun Guo holds through her wholly-owned company, Banya Holding Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Ms. Jun Guo’s beneficial ownership in our company prior to and immediately after this offering.
(4)	Mr. Peiqing Tian holds 100% equity interest in Shanghai Four Seasons Education and Training Co., Ltd.
(5)	Mr. Peiqing Tian and Mr. Peihua Tian, Mr. Peiqing Tian’s brother, hold 95% and 5% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.
(6)	Our learning centers that are registered as schools are parties to the exclusive service agreements entered into by and among our wholly-owned subsidiary, Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities.

The chart below summarizes our anticipated corporate structure upon the completion of this offering (assuming no exercise of the over-allotment option):

(1)	Represents the 9,666,667 ordinary shares Mr. Peiqing Tian holds directly through his wholly-owned company, Four Season Education Holdings Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Mr. Peiqing Tian’s beneficial ownership in our company prior to and immediately after this offering.
(2)	Represents the 1,200,000 Series A preferred shares and 888,889 Series A-1 preferred shares Crimson Capital Partners III, L.P. holds directly and 444,444 ordinary shares Crimson Capital Partners III, L.P. holds through a wholly-owned entity, Sandhill Investment Holding Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Crimson Capital Partners III, L.P.’s beneficial ownership in our company prior to and immediately after this offering.
(3)	Represents the 2,100,000 ordinary shares Ms. Jun Guo holds through her wholly-owned company, Banya Holding Limited, as of the date of this prospectus. Please refer to the beneficial ownership table in the section captioned “Principal and Selling Shareholders” for more information on Ms. Jun Guo’s beneficial ownership in our company prior to and immediately after this offering.
(4)	Assumes no exercise by the underwriters of their over-allotment option.
(5)	Mr. Peiqing Tian, our Chairman and CEO, holds 100% equity interest in Shanghai Four Seasons Education and Training Co., Ltd.
(6)	Mr. Peiqing Tian, our Chairman and CEO, and Mr. Peihua Tian, Mr. Peiqing Tian’s brother, hold 95% and 5% equity interests in Shanghai Four Seasons Education Investment Management Co., Ltd., respectively.

(7)	Our learning centers that are registered as schools are parties to the exclusive service agreements entered into by and among our wholly-owned subsidiary, Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of private education businesses. Accordingly, we conduct our operations in the PRC principally through our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their affiliated entities. We effectively control each VIE through contractual arrangements among such VIE, its shareholders and Shanghai Fuxi.

The contractual arrangements, as described in more detail below, collectively allow us to:

•	exercise effective control over each of our VIEs and its affiliated entities;

•	receive substantially all of the economic benefits of each VIE; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each VIEs when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of our VIEs and their affiliated entities, and, therefore, have consolidated the financial results of our VIEs and their affiliate entities in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Jingtian & Gongcheng, our PRC counsel:

•	the ownership structures of Shanghai Fuxi, our VIEs and the affiliated entities of our VIEs, currently and immediately after giving effect to this offering, will not result in any violation of applicable PRC laws or regulations currently in effect; and

•	the contractual agreements among Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities governed by PRC law, currently and immediately after giving effect to this offering, are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and do not result in any violation of applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—Our after-school education service business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Risk Factors—Risks Related to Doing Business in the PRC—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Furthermore, if our VIEs, their affiliated entities and the shareholders of the VIEs fail to perform their obligations under the contractual arrangements, we may be limited in our ability to enforce such contractual arrangements that give us effective control. If we are unable to maintain effective control over our VIEs and their affiliated entities, we would not be able to continue to consolidate their financial results in our consolidated financial statements. In the 2016 and 2017 fiscal years and the six months ended August 31, 2017, all of our revenues were derived from the operations of our VIEs and their affiliated entities. We rely on dividends and other distributions paid to us by our PRC subsidiary,

Shanghai Fuxi, which in turn depends on the service fees paid to Shanghai Fuxi by our VIEs. There are significant PRC legal restrictions on the payment of dividends by PRC companies and restrictions on foreign exchange control and foreign investments, all of which may adversely affect our ability to access the revenues of Shanghai Fuxi, our VIEs and their consolidated entities. In the 2016 and 2017 fiscal years and the six months ended August 31, 2017, Shanghai Fuxi did not receive any service fees from our VIEs and did not distribute any dividends. Notwithstanding our business decisions to continue to invest and expand our PRC operations, growing our learning center network and launching new programs, our PRC subsidiary may receive service fees from our VIEs or make distributions to us in the future.

Below is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Fuxi, each of our VIEs, their shareholders and relevant affiliated entities.

Exclusive Service Agreement

Pursuant to the exclusive service agreements, Shanghai Fuxi has the exclusive right to provide or designate any third party to provide technical services and management and consulting services to the VIEs and their affiliated entities in the form of private non-enterprise institutions. In exchange, the VIEs and their affiliated entities pay annual service fees to Shanghai Fuxi in an amount at Shanghai Fuxi’s discretion. Without the prior written consent of Shanghai Fuxi, the VIEs and their affiliated entities cannot accept services provided by or establishing similar corporation relationship with any third party. Shanghai Fuxi owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless terminated upon the full exercise of call option in accordance with the exclusive call option agreement or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance. Unless otherwise required by applicable PRC laws, the VIEs and their affiliated entities do not have any right to terminate the exclusive service agreement.

Exclusive Call Option Agreement

Pursuant to the call option agreements, the shareholders of our VIEs unconditionally and irrevocably granted Shanghai Fuxi or its designated third party exclusive call options to purchase from such shareholders part or all of their equity interests in the applicable VIEs, as the case may be, at the nominal price or for the minimum amount of consideration permitted by the applicable PRC laws and regulations. Such shareholders will not grant a similar right or transfer any of the equity interests in the applicable VIEs to any party other than Shanghai Fuxi or its designee, nor will it pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. Shanghai Fuxi has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The agreement will remain effective unless terminated upon the full exercise of call option or unilaterally terminated by Shanghai Fuxi with a notice 30 days in advance.

Equity Pledge Agreement

Pursuant to the equity pledge agreements, the shareholders of the VIEs unconditionally and irrevocably pledged all of their equity interests in the VIEs to Shanghai Fuxi, to respectively guarantee the performance of the VIEs of their obligations under the relevant contractual agreements. Should the VIEs or their shareholders breach or default under any of the contractual arrangements, Shanghai Fuxi has the right to require the transfer of the pledged equity interests to itself or its designee, to the extent permitted by PRC law, or require an auction or sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, Shanghai Fuxi has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Without the prior written consent of Shanghai Fuxi, the shareholders of the VIEs shall not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Shanghai Fuxi’s interest. Unless the VIEs have fully performed all of their obligations in accordance with the contractual agreements, or the pledged equity interests have been fully transferred to Shanghai Fuxi or its respective designee in accordance with the exclusive call option agreement, or unilaterally terminated by Shanghai Fuxi with a 30-day prior notice the equity interest pledge agreements will continue to remain in effect.

The shareholders of the VIEs have registered the equity pledge in favor of Shanghai Fuxi with the local counterpart of the State Administration for Industry and Commerce in accordance with PRC laws and regulations.

Shareholder Voting Rights Proxy Agreement and Irrevocable Power of Attorney

The shareholders of the VIEs have each executed a shareholder voting rights proxy agreement appointing Shanghai Fuxi, or any person designated by Shanghai Fuxi, as their proxy to act for all matters pertaining to such shareholding and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members, and selling, transferring, pledging or disposing the equity interests of the VIEs. Shanghai Fuxi may authorize or assign its rights to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholder of the VIEs. The agreement will remain effective unless Shanghai Fuxi terminates the agreement by written notice or terminated upon the full exercise of call option in accordance with the exclusive call option agreement.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of certain shareholders of our VIEs, each of such spouse unconditionally and irrevocably agreed to the execution of exclusive service agreement, exclusive call option agreement, shareholder voting rights proxy agreement and irrevocable power of attorney and equity pledge agreement described above by the applicable shareholder. They further undertake not to make any assertions in connection with the equity interests of the VIEs held by the applicable shareholder, and confirm that the applicable shareholder can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity interests of the VIEs held by the applicable shareholder for any reasons, he/she would be bound by the transaction documents described above and the amended and restated exclusive service agreement between Shanghai Fuxi and our VIEs. The valid term of spousal consent letters is same as the term of the exclusive call option agreement.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data and comprehensive income (loss) for the year ended February 29, 2016 and the year ended February 28, 2017, selected consolidated balance sheet data as of February 29, 2016 and February 28, 2017 and selected consolidated statements of cash flow data for the year ended February 29, 2016 and the year ended February 28, 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The following summary consolidated statements of operations and comprehensive income (loss) data for the six months ended August 31, 2016 and August 31, 2017, the summary consolidated balance sheet data as of August 31, 2017 and the summary consolidated statements of cash flow data for the six months ended August 31, 2016 and August 31, 2017 have been derived from the unaudited condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented.

Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenues	93,801	203,188	30,838	95,314	146,130	22,179
Cost of revenues	(54,986)	(85,349)	(12,953)	(41,135)	(49,792)	(7,557)

Gross profit	38,815	117,839	17,885	54,179	96,338	14,622
Operating expenses
General and administrative expenses	(27,725)	(42,071)	(6,385)	(15,731)	(43,056)	(6,535)
Sales and marketing expenses	(4,827)	(12,563)	(1,907)	(1,048)	(15,073)	(2,288)

Operating income	6,263	63,205	9,593	37,400	38,209	5,799
Subsidy income	299	579	88	4	2,361	358
Interest income, net	1,094	3,037	461	1,209	2,020	307
Other expenses, net	(1,953)	(1,089)	(165)	(377)	(675)	(102)
Fair value change of warrants	(31,766)	(28,473)	(4,322)	(28,473)	—	—

Income (loss) before income taxes and income (loss) from equity in affiliates	(26,063)	37,259	5,655	9,763	41,915	6,362
Income tax expense	(4,841)	(19,804)	(3,006)	(5,189)	(13,413)	(2,036)
Loss from equity in affiliates, net of taxes	(184)	(116)	(18)	(116)	—	—

Net income (loss)	(31,088)	17,339	2,631	4,458	28,502	4,326
Net loss attributable to the non-controlling interest	(112)	(327)	(50)	(16)	(752)	(144)

Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	(30,976)	17,666	2,681	4,474	29,254	4,440

Net income (loss) per ordinary share:
Basic	(2.21)	0.97	0.15	0.26	1.52	0.23
Diluted	(2.21)	0.94	0.14	0.26	1.44	0.22

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	14,000,000	14,000,000	14,000,000	14,000,000	14,000,000	14,000,000
Diluted	14,000,000	14,470,129	14,470,129	14,087,012	14,815,621	14,815,621

Net income (loss)	(31,088)	17,339	2,631	4,458	28,502	4,326
Foreign currency translation adjustments	1,967	4,434	673	1,504	(3,837)	(582)

Comprehensive income (loss)	(29,121)	21,773	3,304	5,962	24,665	3,744
Comprehensive loss attributable to non-controlling interest	(112)	(327)	(50)	(16)	(752)	(114)

Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	(29,009)	22,100	3,354	5,978	25,417	3,858

	As of February 29/28,			As of August 31, 2017
	2016	2017
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	42,328	230,968	35,055	294,591	44,711
Total current assets	85,872	282,618	42,894	302,448	45,903
Total assets	90,952	296,126	44,944	330,781	50,203
Total current liabilities	52,307	124,683	18,923	121,644	18,463
Total liabilities	91,899	124,683	18,923	121,644	18,463
Total mezzanine equity	22,174	163,807	24,861	163,807	24,861
Total equity	(23,121)	7,636	1,160	45,330	6,879

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Selected Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	1,009	119,479	18,134	58,272	69,633	10,568
Net cash used in investing activities	(6,915)	(10,176)	(1,545)	(3,486)	(2,155)	(327)
Net cash provided by/(used in) financing activities	600	74,903	11,369	28,963	(18)	(3)
Effect of foreign exchange rate changes on cash and cash equivalents	1,946	4,434	673	1,504	(3,837)	(582)
Net change in cash and cash equivalents	(3,360)	188,640	28,631	85,253	63,623	9,656
Cash and cash equivalents at beginning of the year	45,688	42,328	6,424	42,328	230,968	35,055
Cash and cash equivalents at end of the year	42,328	230,968	35,055	127,581	294,591	44,711

Key Operating Data

The following table presents our key operating data for the periods indicated.

	For the Year Ended February 29/28,		For the Six Months Ended August 31,
	2016	2017	2016	2017
Selected Operating Data
Student enrollment	77,947	116,294	57,447	56,375
Gross billings (in RMB thousands)	136,807	251,441	140,264	156,884

	As of February 29/28,		As of August 31,
	2016	2017	2017
Number of learning centers	21	29	33

Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income represents net income before the impact of (i) share-based compensation expenses; and (ii) fair value change of warrants. We believe that adjusted net income helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for the change in fair value of warrants in the periods presented. As the warrants were fully exercised in August 2016, we do not expect to incur similar expenses in the future. For this reason, we believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net income to adjusted net income for the periods indicated:

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income (loss)	(31,088)	17,339	2,631	4,458	28,502	4,326

Add: share-based compensation expenses	942	3,363	510	1,194	10,849	1,646
Add: fair value change of warrants	31,766	28,473	4,322	28,473	—	—

Adjusted net income	1,620	49,175	7,463	34,125	39,351	5,972

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We have offered after-school math education for elementary school students since 2010. In 2016 and the six months ended June 30, 2017, we were the largest after-school math education service provider for elementary school students in Shanghai, as measured by gross billings and number of students, according to the Frost & Sullivan Report.

We offer our education services through three sets of programs: standard programs, personalized Ivy programs and an assortment of special programs, including competition workshops and courses delivered to K-12 schools. We derive our revenues primarily from tuition collected from our education services provided through these programs. Our fiscal year ends on the last day of February in each year.

We have experienced rapid growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 33 learning centers in five cities in China as of the date of this prospectus. We also successfully established our Ivy programs, which provide personalized courses, extended our course offerings to middle school and kindergarten students, and covered more core subjects including physics, chemistry, Chinese and English. We offer our programs through our variable interest entities, or VIEs, and their affiliates.

Our total revenues increased 116.6% from RMB93.8 million in the 2016 fiscal year to RMB203.2 million (US$30.8 million) in the 2017 fiscal year. Our gross profit increased 203.6% from RMB38.8 million in the 2016 fiscal year to RMB117.8 million (US$17.9 million) in the 2017 fiscal year. We improved from net loss of RMB31.1 million in the 2016 fiscal year to net income of RMB17.3 million (US$2.6 million) in the 2017 fiscal year. Our total revenues increased 53.3% from RMB95.3 million for the six months ended August 31, 2016 to RMB146.1 million (US$22.2 million) for the same period in 2017. Our gross profit increased 77.8% from RMB54.2 million for the six months ended August 31, 2016 to RMB96.3 million (US$14.6 million) for the same period in 2017. Our net income increased from RMB4.5 million for the six months ended August 31, 2016 to RMB28.5 million (US$4.3 million) for the same period in 2017. Our adjusted net income, which excludes share-based compensation and the fair value change of warrants, increased from RMB1.6 million in the 2016 fiscal year to RMB49.2 million (US$7.5 million) in the 2017 fiscal year. Our adjusted net income increased from RMB34.1 million for the six months ended August 31, 2016 to RMB39.4 million (US$6.0 million) for the same period in 2017. Our net margin, which represents our net income divided by our revenues, increased from 8.5% for the 2017 fiscal year to 19.5% for the six months ended August 31, 2017. Our adjusted net margin, which represents our adjusted net income divided by our revenues, increased from 24.2% for the 2017 fiscal year to 26.9% for the six months ended August 31, 2017. For a detailed description of adjusted net income, please see “—Non-GAAP Financial Measures.”

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by the demand for K-12 after-school education services in China. China’s rapid economic growth and higher per capita disposable income have led to both increased spending by parents on after-school education services and intensified competition for high quality education resources. Furthermore, we expect to benefit from the recent relaxation of China’s “One-child Policy”, which we believe in coming years will drive the growth of the K-12 student population and in turn the demand for after-school education services.

We are also affected by the regulatory environment governing the PRC after-school education industry, including the qualification and licensing requirements for entities providing education services, as well as government policies on K-12 school admissions.

In addition, we believe that our results of operations are more directly affected by the following factors specific to us:

•	Student Enrollment. Our revenues primarily consist of tuition from students enrolled in our programs, which is directly driven by the number of our student enrollment. The growth of our student enrollment is affected by our reputation, the variety of our course offerings and the number of our learning centers. Our total student enrollment increased by 49.2% from 77,947 in the 2016 fiscal year to 116,294 in the 2017 fiscal year. For the six months ended August 31, 2017, our total student enrollment remained relatively stable at 56,375 as compared to the same period in 2016.

A substantial majority of our students enroll in our programs through word-of-mouth referrals. Consequently, our reputation has been critical to our student recruitment process. Our ability to maintain and enhance our reputation and continue to attract students is directly dependent on our ability to improve our students’ academic performance and maintain the quality of our faculty.

Our student enrollment is also dependent on the size of our learning center network. Our number of learning centers grew from 19 in Shanghai and two in other cities as of February 29, 2016, to 27 in Shanghai and six in other cities as of the date of this prospectus. We plan to open additional learning centers in and out of Shanghai to further increase our student enrollment.

Our portfolio of course offerings also affects our student enrollment. In 2015, we launched our Ivy programs, which offer personalized courses. Ivy program student enrollment increased from 2,194 in the 2016 fiscal year to 21,513 in the 2017 fiscal year. For the six months ended August 31, 2017, Ivy Program student enrollment reached 9,563. We have also extended our services to target kindergarten students and middle school students. Kindergarten program student enrollment increased from 1,306 in the 2016 fiscal year to 4,617 in the 2017 fiscal year. For the first half of the 2018 fiscal year, kindergarten program student enrollment was 1,669, while middle school program enrollment was 5,272 for the same period. Furthermore, we started to offer small-sized classes in addition to regular-sized classes for our standard programs in 2017. For the six months ended August 31, 2017, standard program student enrollment in regular and small-sized classes was 33,117 and 13,695, respectively.

•	Pricing. Our revenues are directly affected by the pricing for our services. We typically charge students tuition based on the hourly rate of the student’s course type and the total number of class hours the student takes. We set hourly rates for our courses based on a number of factors, including class size, course type, our overhead costs, demand for our education services, geographic location of the course offered and our competitors’ fee rates for similar offerings. We raised our hourly rates in the 2016 fiscal year.

•	Operating Efficiency. Our ability to manage the costs and expenses of our operation directly affects our profitability.

Our cost of revenues primarily consists of compensation to our faculty and rental costs for our learning centers. Faculty compensation depends on the size of our faculty and their level of compensation. We offer competitive compensation to our faculty in order to attract and retain the best teaching talent. The number of our full-time teachers increased significantly from 110 as of February 29, 2016 to 318 as of August 31, 2017, in line with our efforts to replace our part-time teachers with full-time teachers and the expansion of our learning center network and course offerings. We are able to improve our operating efficiency and operating leverage through increased classroom utilization and bigger class sizes, which allows us to increase our gross margin.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Historically, we have incurred relatively low sales and marketing expenses due to our reliance on word-of-mouth referrals. As a result of this strategy, together with the increasing economies of scale that we have experienced with our expansion, our operating expenses as a percentage of our revenues decreased from 34.7% in the 2016 fiscal year to 26.9% in the 2017 fiscal year, and increased to 39.8% for the six months ended August 31, 2017.

Going forward, we expect that our total costs and expenses will increase in line with the expansion of our learning center network and education service offerings and additional costs and expenses associated with becoming a public company. However, this increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

Revenues

We currently derive substantially all of our revenues from tuition for our after-school education services. Revenues from standard and Ivy programs include those generated from programs for elementary school students as well as our more recently launched middle school and kindergarten programs. Revenues from special programs and others include tuition we collect from our special program courses and income we generate from hosting math competitions. Our revenues are presented net of sales tax, which includes business tax and related surcharges. Starting from May 1, 2016, business tax in China has been replaced by VAT, which accounts for the decrease in sales tax after the 2016 fiscal year. The table below sets forth a breakdown of our revenues for the periods indicated:

	For the Year Ended February 29/28,					For the Six Months Ended August 31,
	2016		2017			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Standard programs	85,408	91.1	162,227	24,622	79.8	79,365	83.3	100,830	15,303	69.0
Ivy programs	4,073	4.3	33,784	5,127	16.6	14,338	15.0	39,312	5,967	26.9
Special programs and others	7,780	8.3	8,804	1,336	4.3	2,800	2.9	6,607	1,003	4.5
Less: sales tax	(3,460)	(3.7)	(1,627)	(247)	(0.7)	(1,189)	(1.2)	(619)	(94)	(0.4)

Total	93,801	100.0	203,188	30,838	100.0	95,314	100.0	146,130	22,179	100.0

We typically collect tuition from students in advance for the classes that they purchase and record this tuition initially as deferred revenues. We recognize revenues as students attend the classes in their course program. We offer refunds for undelivered classes to students who decide to withdraw from a course program at any time. Refunds are recorded as reductions of deferred revenues and have no impact on recognized revenues. In the past two fiscal years and the six months ended August 31, 2017, we have had insignificant amounts of tuition refunds. We had deferred revenues of RMB38.1 million, RMB84.8 million (US$12.9 million) and RMB90.0 million (US$13.7 million) as of February 29, 2016, February 28, 2017 and August 31, 2017, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) staff costs, including salaries and other compensation for our faculty and (ii) rental, utilities and maintenance costs for our learning centers. We expect our total cost of revenues to increase in line with our expansion as we open more learning centers and expand our faculty size. The table below sets forth a breakdown of our cost of revenues for the periods indicated:

	For the Year Ended February 29/28,					For the Six Months Ended August 31,
	2016		2017			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Staff costs	40,982	74.5	59,565	9,040	69.8	29,592	71.9	30,224	4,587	60.7
Rental, utilities and maintenance costs	12,335	22.5	18,592	2,822	21.8	8,356	20.3	14,240	2,161	28.6
Depreciation of leasehold improvement	285	0.5	866	131	1.0	147	0.4	1,328	202	2.7
Other expenses related to learning centers	1,384	2.5	6,326	960	7.4	3,040	7.4	4,000	607	8.0

Total	54,986	100.0	85,349	12,953	100.0	41,135	100.0	49,792	7,557	100.0

Operating Expenses

Our operating expenses primarily consist of general and administrative expenses and sales and marketing expenses. The table below sets forth a breakdown of our operating expenses for the periods indicated:

	For the Year Ended February 29/28,					For the Six Months Ended August 31,
	2016		2017			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
General and administrative expenses	27,725	85.2	42,071	6,385	77.0	15,731	93.8	43,056	6,535	74.1
Sales and marketing expenses	4,827	14.8	12,563	1,907	23.0	1,048	6.2	15,073	2,288	25.9

Total	32,552	100.0	54,634	8,292	100.0	16,779	100.0	58,129	8,823	100.0

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs and employee benefits for our executive, finance, legal, information technology, human resources and other administrative personnel, (ii) office rent, utility and other expenses, (iii) research and development expenses incurred for the development of the technology infrastructure supporting our problem set database and other educational content, and (iv) share-based compensation related expenses for our administrative personnel. We expect our general and administrative expenses as a percentage of revenues to remain relatively stable for the foreseeable future.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of promotional and advertising expenses and salaries and benefits for our sales and marketing personnel. Historically, we have relied on word-of-mouth referrals for our student recruitment. As such, we have incurred relatively low sales and marketing expenses. For the 2016 fiscal year, our sales and marketing expenses primarily consisted of RMB4.3 million in promotional and advertising fees incurred in connection with promoting student enrollment. In the 2017 fiscal year, we entered into a donation agreement with East China Normal University, or ECNU, a university in Shanghai prominent in basic education, pursuant to which we would donate a total amount of RMB100 million (US$15.2 million) to ECNU, payable over a five-year period starting from 2017. We expect this donation commitment and our collaboration with ECNU to positively impact our branding efforts and aid in our expansion to cities outside of Shanghai. Consequently, our sales and marketing expenses primarily consisted of a RMB10 million (US$1.5 million) donation commitment accrual to ECNU in both the 2017 fiscal year and the six months ended August 31, 2017. Excluding the effect of our donation to ECNU, we expect our sales and marketing expenses as a percentage of revenues to remain relatively stable in the near future as we ramp up our promotional efforts to increase student enrollment.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Four Seasons Education HK, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong profits tax has been made in our consolidated financial statements as Four Seasons Education HK has no assessable income for the 2016 and 2017 fiscal years and the six months ended August 31, 2017.

PRC

Our subsidiary and VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6%, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. In addition, most of our affiliated entities involved in the non-diploma education service industry choose the simplified method of taxation where the VAT collection rate is 3%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through Four Seasons Education HK. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State

Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Four Seasons Education HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Shanghai Fuxi, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Critical Accounting Policies

We prepare our combined financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this prospectus.

Revenue Recognition

We generate revenues primarily through providing after-school math education services. We charge tuition to students enrolled in our programs. We offer three sets of programs to our elementary and middle school students, namely the standard programs, the Ivy programs and the specialized programs, while we only offer standard programs to our kindergarten students. Our standard programs consist of five types of courses with different academic focuses, while our Ivy programs offer personalized courses where parents can customize parameters such as class size, schedule and pacing. Our specialized programs provide short-term competition workshops, courses delivered to K-12 schools and classes on specific math topics.

For our standard programs, Ivy programs, and courses offered under the specialized programs other than the courses delivered to K-12 schools, we collect tuition when a student is enrolled in a class and record such tuition revenue as deferred revenues. Tuition revenue is recognized proportionately as the class sessions are delivered. We generally allow students to withdraw from courses at any time and refund their tuition for undelivered classes. The tuition refunded is recorded as reductions of deferred revenues and does not have any impact on the recognized revenue. We have seldom had student withdrawals in our past operations.

For the courses delivered to K-12 schools under our specialized programs, our revenues consists of program service fees and educational content fees. Revenues attributable to program services is recognized proportionally as we deliver the courses and collection of the receivables is reasonably assured. Revenues attributable to educational content is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred. Revenue derived from the courses delivered to K-12 schools were immaterial for the 2016 and 2017 fiscal years and the first half of the 2018 fiscal year.

Consolidation of Variable Interest Entities

Our consolidated financial statements include the financial statements of our holding company, our subsidiaries and our VIEs. All intercompany transactions and balances have been eliminated on consolidation.

We evaluate the need to consolidate certain VIEs by determining whether we are their primary beneficiary. In determining whether we are the primary beneficiary, we consider if we have authority to direct the activities that most significantly affect the economic performance of the VIE, and if the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We consolidate the VIE if we are deemed its primary beneficiary.

PRC laws and regulations currently require foreign entities that invest in the education business in China to be educational institutions with certain qualifications and experience in providing high quality education outside of China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Therefore, we conduct our operations through our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. To provide the effective control over our VIEs and receive substantially all of the economic benefits of them, Shanghai Fuxi, our wholly-owned subsidiary, entered into a series of contractual arrangements with our VIEs, their shareholders and relevant affiliated entities in the form of private non-enterprise institutions. These contractual agreements include exclusive services agreements, exclusive call option agreements, equity pledge agreements, shareholder voting rights proxy agreements and irrevocable powers of attorney and spousal consent letters. As a result of these contractual arrangements, the shareholders of our VIEs irrevocably granted Shanghai Fuxi the power to exercise all voting rights to which they were entitled. In addition, Shanghai Fuxi has the option to acquire all of the equity interests in the VIEs, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Fuxi is entitled to receive service fees for certain services to be provided to the VIEs in an amount at Shanghai Fuxi’s discretion. We conclude that Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd. are our VIEs, of which we are the primary beneficiary. As such, we consolidated the financial results of the VIEs in our consolidated financial statements.

Income Taxes

Current income taxes are provided for in accordance with the laws and regulations applicable to our operations. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current. No valuation allowance was provided as of February 29, 2016, February 28, 2017 or August 31, 2017 as we expect the net operating loss carryforwards to be fully utilized.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. No uncertain income tax position was recorded as of February 29, 2016, February 28, 2017 or August 31, 2017.

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•	determining the fair value of our ordinary shares at the dates of issuance and exercise of warrants; and

•	determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering:

Date	Fair Value per Share		DLOM	Discount Rate	Type of Valuation
February 17, 2015	US$	0.208	20.0%	35.0%	Retrospective
July 1, 2015	US$	1.477	20.0%	32.0%	Retrospective
February 29, 2016	US$	4.025	15.0%	26.0%	Retrospective
July 1, 2016	US$	6.699	15.0%	23.0%	Retrospective
August 19, 2016	US$	7.504	15.0%	21.0%	Retrospective
March 27, 2017	US$	12.434	10.0%	18.0%	Retrospective

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The option-pricing method was used to allocate our equity value to preferred shares or other senior securities and ordinary shares, taking into account the guidance prescribed by the AICPA Practice Guide. This method treats ordinary shares and preferred shares or other senior securities as call options on the equity value, with exercise prices based on their respective payoffs upon a liquidity event.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The major assumptions used in calculating the fair value of our equity include:

•	Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•	Comparable Companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, six publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the education service industry and (ii) their shares are publicly traded in the United States.

•

Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Finnerty’s (2012) Average-Strike Put Options model. This model estimates a DLOM as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares. DLOM remained in the range of 20% to 10% in the period from 2015 to 2017.

Once a public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share options.

Share-based Compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense adjusted for forfeiture effects on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used. These assumptions represented our best estimates, but the estimates involved inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our share options, our share-based compensation expense could be materially different.

Grant date	July 1, 2015	July 1, 2016	March 27, 2017
Risk-free interest rate(1)	2.4%	1.5%	2.4%
Volatility(2)	55%	54%	53%
Dividend yield(3)	0%	0%	0%
Expected weighted average exercise multiple(4)	2.61	2.64	2.78
Fair value of underlying ordinary share (US$)(5)	1.477	6.699	12.434

(1)	We estimate the risk-free interest rate based on U.S. Treasury yield curve as of the valuation date.
(2)	We historically have been a private company and there is no information on our share price volatility. Therefore, volatility is estimated based on the annualized standard deviation of the daily share price return of comparable companies for the period before the valuation date and with similar spans of time to expiration. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.
(3)	We estimate the dividend yield based on the fact that we have never paid, and do not expect to pay cash dividends in the foreseeable future.
(4)	For the expected weighted average exercise multiple, as a private company, we were not able to develop an exercise pattern as reference. Thus, the exercise multiple is based on our estimate, which we believe is representative of the future exercise pattern of the options.
(5)	The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation.

We account for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

On July 1, 2015, we granted options to purchase a total of 1,175,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options had a four-year vesting schedule starting July 1, 2016, and will expire on June 30, 2025.

On July 1, 2016, we granted options to purchase a total of 330,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options had a four-year vesting schedule starting July 1, 2017, and will expire on June 30, 2026.

On March 27, 2017, we granted options to purchase a total of 1,110,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options had a four-year vesting schedule starting March 27, 2018, and will expire on March 26, 2027.

We recorded share-based compensation expenses of RMB0.9 million, RMB3.4 million (US$0.5 million) and RMB10.8 million (US$1.6 million) for the 2016 and 2017 fiscal years and the six months ended August 31, 2017, respectively. As of August 31, 2017, total unrecognized compensation cost relating to unvested share options was RMB85.8 million (US$13.0 million).

Results of Operations

The table below sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended February 29/28,					For the Six Months Ended August 31,
	2016		2017			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenues	93,801	100.0	203,188	30,838	100.0	95,314	100.0	146,130	22,179	100.0
Cost of revenues	(54,986)	(58.6)	(85,349)	(12,953)	(42.0)	(41,135)	(43.2)	(49,792)	(7,557)	(34.1)

Gross profit	38,815	41.4	117,839	17,885	58.0	54,179	56.8	96,338	14,622	65.9
Operating expenses
General and administrative expenses	(27,725)	(29.6)	(42,071)	(6,385)	(20.7)	(15,731)	(16.5)	(43,056)	(6,535)	(29.5)
Sales and marketing expenses	(4,827)	(5.1)	(12,563)	(1,907)	(6.2)	(1,048)	(1.1)	(15,073)	(2,288)	(10.3)

Operating income	6,263	6.7	63,205	9,593	31.1	37,400	39.2	38,209	5,799	26.1
Subsidy income	299	0.3	579	88	0.3	4	0.0	2,361	358	1.7
Interest income, net	1,094	1.2	3,037	461	1.5	1,209	1.3	2,020	307	1.4
Other expense, net	(1,953)	(2.1)	(1,089)	(165)	(0.5)	(377)	(0.4)	(675)	(102)	(0.5)
Fair value change of warrants	(31,766)	(33.9)	(28,473)	(4,322)	(14.1)	(28,473)	(29.9)	—	—	—

Income (loss) before income taxes and income (loss) from equity in affiliates	(26,063)	(27.8)	37,259	5,655	18.3	9,763	10.2	41,915	6,362	28.7
Income tax expense	(4,841)	(5.1)	(19,804)	(3,006)	(9.7)	(5,189)	(5.4)	(13,413)	(2,036)	(9.2)
Loss from equity in affiliates, net of taxes	(184)	(0.2)	(116)	(18)	(0.1)	(116)	(0.1)	—	—	—

Net income (loss)	(31,088)	(33.1)	17,339	2,631	8.5	4,458	4.7	28,502	4,326	19.5

Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in the evaluation of our operating results and in our financial and operational decision-making.

Adjusted net income represents net income before the impact of (i) share-based compensation expenses; and (ii) fair value change of warrants. We believe that adjusted net income helps us identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for the change in fair value of warrants in the periods presented. As the warrants were fully exercised in August 2016, we do not expect to incur similar expenses in the future. For this reason, we believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net income to adjusted net income for the periods indicated:

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income (loss)	(31,088)	17,339	2,631	4,458	28,502	4,326

Add: share-based compensation expenses	942	3,363	510	1,194	10,849	1,646
Add: fair value change of warrants	31,766	28,473	4,322	28,473	—	—

Adjusted net income	1,620	49,175	7,463	34,125	39,351	5,972

Six Months Ended August 31, 2017 Compared to Six Months Ended August 31, 2016

Revenues

Our total revenues increased by 53.3% from RMB95.3 million for the six months ended August 31, 2016 to RMB146.1 million (US$22.2 million) for the same period in 2017. This increase was primarily due to an increase in enrollment in Ivy program classes and small-sized standard program classes, although the total student enrollment remained relatively stable for the six months ended August 31, 2017 as compared to the same period in 2016. In connection with our efforts to promote Ivy program classes and small-sized standard program classes, more students enroll in these classes instead of regular-sized standard classes. Ivy program student enrollment increased from 8,027 in the six months ended August 31, 2016 to 9,563 for the same period in 2017. While the standard course enrollment for the six months ended August 31, 2016 was 49,420, which were all in regular-sized classes, standard program student enrollment in regular and small-sized classes was 33,117 and 13,695, respectively, for the six months ended August 31, 2017.

Cost of Revenues

Our total cost of revenues increased by 21.0% from RMB41.1 million for the six months ended August 31, 2016 to RMB49.8 million (US$7.6 million) for the same period in 2017. This increase was primarily due to an increases in rental, utilities and maintenance costs for our learning centers and depreciation of leasehold improvement. The rental, utilities and maintenance costs for our learning centers increased from RMB8.4 million for the six months ended August 31, 2016 to RMB14.2 million (US$2.2 million) for the same period in 2017 in line with our expansion and the operations of more learning centers. The depreciation of leasehold improvement increased from RMB0.1 million for the six months ended August 31, 2017 to RMB1.3 million (US$0.2 million) in the six months ended August 31, 2018 was primarily due to the renovation of our existing learning centers.

Gross Profit

As a result of the foregoing, our gross profit increased by 77.8%, from RMB54.2 million for the six months ended August 31, 2016 to RMB96.3 million (US$14.6 million) for the same period in 2017. Our gross margin increased from 56.8% for the six months ended August 31, 2016 to 65.9% for the same period in 2017 primarily due to (i) an increase in enrollment in classes with higher tuition fees in our portfolio of course offerings, (ii) more efficient faculty management and (iii) the higher number of new learning centers opened in the 2016 fiscal year and the related rental payments.

Sales and Marketing Expenses

Our sales and marketing expenses increased from RMB1.0 million for the six months ended August 31, 2016 to RMB15.1 million (US$2.3 million) for the same period in 2017, primarily due to the RMB10.0 million (US$1.5 million) expenses accrued for donation payment to ECNU that we made in the six months ended August 31, 2017 as part of our RMB100.0 million donation commitment, and to a lesser extent, an increase in our sales and marketing team and promotional and advertising fees primarily related to promoting student enrollment. The salary for our sales and marketing personnel increased from RMB0.4 million for the six months ended August 31, 2016 to RMB1.9 million (US$0.3 million) for the six months ended August 31, 2017. Promotional and advertising fees increased from RMB0.2 million for the six months ended August 31, 2016 to RMB1.3 million (US$0.2 million) for the six months ended August 31, 2017.

General and Administrative Expenses

Our general and administrative expenses increased by 173.7% from RMB15.7 million for the six months ended August 31, 2016 to RMB43.1 million (US$6.5 million) for the same period in 2017. This increase was primarily due to increased share-based compensation for our general and administrative team, other staff costs and rental, utility and other expenses for our offices in connection with our business expansion. The increase was also due to expenses we incurred in connection with our initial public offering.

Fair Value Change of Warrants

The fair value change of warrants we granted in 2015 was RMB28.5 million for the six months ended August 31, 2016. The change in the fair value of the warrants was primarily due to the increase in the valuation of our company. We did not recognize any fair value change of warrants in the six months ended August 31, 2017.

Income Before Income Taxes and Income from Equity in Affiliates

As a result of the foregoing, our income before income taxes and income from equity in affiliates increased from RMB9.8 million for the six months ended August 31, 2016 to RMB41.9 (US$6.4 million) for the same period in 2017.

Income Tax Expense

Our income tax expense increased from RMB5.2 million for the six months ended August 31, 2016 to RMB13.4 million (US$2.0 million) for the same period in 2017, primarily due to the increase in our taxable income.

Net Income

As a result of the foregoing, our net income increased from RMB4.5 million for the six months ended August 31, 2016 to RMB28.5 million (US$4.3 million) for the same period in 2017.

Fiscal Year Ended February 28, 2017 Compared to Fiscal Year Ended February 29, 2016

Revenues

Our total revenues increased by 116.6% from RMB93.8 million in the 2016 fiscal year to RMB203.2 million (US$30.8 million) in the 2017 fiscal year. This increase was primarily due to an increase in our student enrollment from the 2016 fiscal year to the 2017 fiscal year, and to a lesser extent, an increase in our hourly tuition rate in the 2016 fiscal year. Standard program student enrollment increased from 75,753 in the 2016 fiscal year to 94,781 in the 2017 fiscal year and Ivy program student enrollment increased from 2,194 to 21,513 during the same periods. The increase in student enrollment was primarily due to (i) the significant increase in Ivy program student enrollment as a result of our expansion of this new service, (ii) the increase in our number of learning centers from 21 to 29 as we expanded both in and outside of Shanghai and (iii) the effectiveness of our word-of-mouth referrals in student recruitment.

Cost of Revenues

Our total cost of revenues increased by 55.2% from RMB55.0 million in the 2016 fiscal year to RMB85.3 million (US$13.0 million) in the 2017 fiscal year. This increase was primarily due to increases in staff costs and rental, utilities and maintenance costs for our learning centers. Our staff costs increased from RMB41.0 million in the 2016 fiscal year to RMB59.6 million (US$9.0 million) in the 2017 fiscal year primarily due to the increase in the size of our faculty in line with our expansion, which was partially offset by the lower hourly rates for full-time teachers compared to part-time teachers as we replaced almost all of our part-time faculty with full-time faculty. The rental, utilities and maintenance costs for our learning centers increased from RMB12.3 million in the 2016 fiscal year to RMB18.6 million (US$2.8 million) in the 2017 fiscal year in line with our expansion and the opening of new learning center locations.

Gross Profit

As a result of the foregoing, our gross profit increased by 203.6%, from RMB38.8 million in the 2016 fiscal year to RMB117.8 million (US$17.9 million) in the 2017 fiscal year. Our gross margin increased from 41.4% in the 2016 fiscal year to 58.0% in the 2017 fiscal year primarily due to (i) our replacement of almost all of our part-time faculty with full-time teachers, who typically have lower costs on a per hour basis and (ii) the higher number of new learning centers opened in the 2016 fiscal year and the related rental payments and payroll for teachers during the pre-opening preparation periods.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 160.3% from RMB4.8 million in the 2016 fiscal year to RMB12.6 million (US$1.9 million) in the 2017 fiscal year, primarily due to the RMB10.0 million (US$1.5 million) donation payment to ECNU as part of the RMB100 million donation commitment that we made in the 2017 fiscal year, as compared to RMB4.3 million in promotional and advertising fees incurred in the 2016 fiscal year primarily related to promoting student enrollment.

General and Administrative Expenses

Our general and administrative expenses increased by 51.7% from RMB27.7 million in the 2016 fiscal year to RMB42.1 million (US$6.4 million) in the 2017 fiscal year. This increase was primarily due to the increased staff cost, rental, utility and other expenses for our offices in connection with our business expansion.

Fair Value Change of Warrants

The fair value change of warrants we granted in 2015 was RMB31.8 million in the 2016 fiscal year and RMB28.5 million (US$4.3 million) in the 2017 fiscal year. The change in the fair value of the warrants was primarily due to the increase in the valuation of our company.

Income (Loss) Before Income Taxes and Income (Loss) from Equity in Affiliates

As a result of the foregoing, we had income before income taxes and income from equity in affiliates of RMB37.3 million (US$5.7 million) in the 2017 fiscal year, compared to a loss before income taxes and loss from equity in affiliates of RMB26.1 million in the 2016 fiscal year.

Income Tax Expense

Our income tax expense increased from RMB4.8 million in the 2016 fiscal year to RMB19.8 million (US$3.0 million) in the 2017 fiscal year, primarily due to the increase in our taxable income.

Net Income (Loss)

As a result of the foregoing, we had net loss of RMB31.1 million in the 2016 fiscal year, compared to net income of RMB17.3 million (US$2.6 million) in the 2017 fiscal year.

Selected Quarterly Results of Operations

The following table sets forth our selected unaudited consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed financial information on the same basis as our audited consolidated financial statements. The unaudited condensed financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	For the Three Months Ended
	November 30, 2015		February 29, 2016		May 31, 2016		August 31, 2016		November 30, 2016		February 28, 2017		May 31, 2017		August 31, 2017
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Summary Unaudited Consolidated Statements of Operations:
Revenues	23,864	100.0	24,200	100.0	36,688	100.0	58,626	100.0	59,905	100.0	47,969	100.0	68,735	100.0	77,395	100.0
Cost of revenues	(13,763)	(57.7)	(13,841)	(57.2)	(17,464)	(47.6)	(23,671)	(40.4)	(23,419)	(39.1)	(20,795)	(43.4)	(21,837)	(31.8)	(27,955)	(36.1)

Gross profit	10,101	42.3	10,359	42.8	19,224	52.4	34,955	59.6	36,486	60.9	27,174	56.6	46,898	68.2	49,440	63.9
Operating expenses
General and administrative expenses	(6,793)	(28.5)	(8,553)	(35.3)	(7,106)	(19.4)	(8,625)	(14.7)	(11,132)	(18.6)	(15,208)	(31.7)	(20,422)	(29.7)	(22,634)	(29.2)
Sales and marketing expenses	(2,157)	(9.0)	(2,381)	(9.8)	(278)	(0.8)	(770)	(1.3)	(5,677)	(9.5)	(5,838)	(12.2)	(7,255)	(10.6)	(7,818)	(10.1)

Operating income	1,151	4.8	(575)	(2.4)	11,840	32.3	25,560	43.6	19,677	32.8	6,128	12.8	19,221	28.0	18,988	24.6
Subsidy income	83	0.3	106	0.4	4	0.0	—	—	71	0.1	504	1.1	2	0.0	2,359	3.0
Interest income, net	83	0.3	313	1.3	253	0.7	956	1.6	1,154	1.9	674	1.4	735	1.1	1,285	1.7
Other income (expense), net	(514)	(2.2)	(354)	(1.5)	(321)	(0.9)	(56)	(0.1)	(376)	(0.6)	(336)	(0.7)	(76)	(0.1)	(599)	(0.8)
Fair value change of warrants	(459)	(1.9)	(14,775)	(61.1)	(22,712)	(61.9)	(5,761)	(9.8)	—	—	—	—	—	—	—	—

Income (loss) before income taxes and income (loss) from equity in affiliates	344	1.4	(15,285)	(63.2)	(10,936)	(29.8)	20,699	35.3	20,526	34.3	6,970	14.5	19,882	28.9	22,033	28.5
Income tax expense	64	0.3	(2,839)	(11.7)	5,813	15.8	(11,002)	(18.8)	(10,910)	(18.2)	(3,705)	(7.7)	(6,898)	(10.0)	(6,515)	(8.4)
Income (loss) from equity in affiliates, net of taxes	—	—	(184)	(0.8)	(116)	(0.3)	—	—	—	—	—	—	—	—	—	—

Net income (loss)	408	1.7	(18,308)	(75.7)	(5,239)	(14.3)	9,697	16.5	9,616	16.1	3,265	6.8	12,984	18.9	15,518	20.1

	For the Three Months Ended
	November 30, 2015	February 29, 2016	May 31, 2016	August 31, 2016	November 30, 2016	February 28, 2017	May 31, 2017	August 31, 2017
Selected Operating Data
Student enrollment	27,100	16,289	41,877	15,570	46,080	12,767	43,779	12,596
Gross billings (in RMB thousands)	40,895	22,433	109,649	30,615	97,278	13,899	134,396	22,488

Seasonal fluctuations have affected, and are likely to continue to affect, our business. We generally experience higher enrollment and gross billings in the first and third fiscal quarters of each year, as most student enrollment takes place in April and November, shortly before the commencement of our summer and winter terms, respectively. Throughout the presented period, our revenues grew rapidly due to the increase of student enrollment and gross billings as we continued to expand our operations. Our revenues typically experience a slight drop in the fourth fiscal quarter of the year (from December to February) due to the Chinese New Year holidays, as we offer fewer classes and many of our students are on vacation. In addition, our quarterly revenues do not fluctuate in line with the level of student enrollment and gross billings in the corresponding periods, as our students and their parents typically pay tuition prior to the commencement of a semester and we recognize revenues from the delivery of education services on a straight-line basis over the semester.

Our costs and expenses do not necessarily correspond directly to changes in our student enrollment and revenues. We make expenditures on facility expansion and enhancement, hiring and training of teachers, student service and support and development of course materials throughout the year. We replaced most of our short-term or part-time teachers with long-term full-time faculty members in the 2017 fiscal year, which lead to a general decrease in our cost of revenues as a percentage of our revenues over the eight fiscal quarters presented ended August 31, 2017. In addition, we selectively conduct marketing activities throughout the year in line with our marketing strategy, which contributed to the fluctuation in our quarterly sales and marketing expenses.

We expect our quarterly results to continue to be influenced by seasonal enrollment trends and our business expansion and marketing strategy. Our quarterly results of operations may also vary in the future as a result of potentially different student enrollment trends for new courses, programs and services that we may offer.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares.

As of February 29, 2016, February 28, 2017 and August 31, 2017, we had RMB42.3 million, RMB231.0 million (US$35.1 million) and RMB294.6 million (US$44.7 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand, demand deposits and principal-secured floating rate financial instruments which are unrestricted as to withdrawal or use and which have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi. Historically, we have financed our operations through cash generated from operating activities, and to a lesser extent, proceeds from the issuance of our convertible redeemable preferred shares. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the net proceeds we will receive from this offering. We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months without considering the proceeds from this offering.

However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our VIEs and our VIEs’ affiliates and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our PRC subsidiary and VIEs. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiary or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. As a result of the foregoing PRC laws and regulations, our PRC subsidiary and VIEs are restricted from transferring a portion of their net assets to us. The amounts restricted include paid-in capital and the statutory reserves of our VIEs and their affiliated entities without considering the effect of elimination upon consolidation during the relevant period. As of August 31, 2017, total restricted net assets were RMB44.2 million (US$6.7 million) and total unrestricted net assets were RMB48.5 million (US$7.4 million). We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended February 29/28,			For the Six Months Ended August 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,009	119,479	18,134	58,272	69,633	10,568
Net cash used in investing activities	(6,915)	(10,176)	(1,545)	(3,486)	(2,155)	(327)
Net cash provided by/(used in) financing activities	600	74,903	11,369	28,963	(18)	(3)

Effect of foreign exchange rate changes on cash and cash equivalents	1,946	4,434	673	1,504	(3,837)	(582)
Net change in cash and cash equivalents	(3,360)	188,640	28,631	85,253	63,623	9,656
Cash and cash equivalents at beginning of year	45,688	42,328	6,424	42,328	230,968	35,055

Cash and cash equivalents at the end of the year	42,328	230,968	35,055	127,581	294,591	44,711

Operating Activities

Net cash provided by operating activities amounted to RMB69.6 million (US$10.6 million) for the six months ended August 31, 2017. It reflected the net income of RMB28.5 million (US$4.3 million), adjusted by share-based compensation of RMB10.8 million (US$1.6 million) and depreciation of RMB2.0 million (US$0.3 million). Additional major factors affecting operating cash flow for the six months ended August 31, 2017 included (i) a decrease in amounts due from related parties of RMB32.9 million (US$5.0 million) as Mr. Peiqing Tian, our Chairman and CEO, transferred the amount he held on our behalf to us and (ii) an increase in deferred revenues in the amount of RMB5.1 million (US$0.8 million) due to the increased amount of tuition received during the period, offset by a decrease in accrued expenses and other current liabilities in the amount of RMB6.4 million (US$1.0 million) as a result of a decrease in other tax payable.

Net cash provided by operating activities amounted to RMB119.5 million (US$18.1 million) in the 2017 fiscal year. It reflected the net income of RMB17.3 million (US$2.6 million), adjusted by the fair value change of the warrants of RMB28.5 million (US$4.3 million), share-based compensation of RMB3.4 million (US$0.5 million) and depreciation of RMB1.8 million (US$0.3 million). Additional major factors affecting operating cash flow in the 2017 fiscal year included an increase in deferred revenues in the amount of RMB46.7 million (US$7.1 million) due to the increased amount of tuition received during the period and an increase in accrued expenses and other current liabilities in the amount of RMB20.0 million (US$3.0 million) as a result of the increased tax payable and our donation to ECNU.

Net cash provided by operating activities amounted to RMB1.0 million in the 2016 fiscal year. It reflected a net loss of RMB31.1 million, adjusted by the fair value change of the warrants of RMB31.8 million, share-based compensation of RMB0.9 million and depreciation of RMB0.5 million. Additional major factors affecting operating cash flow in the 2016 fiscal year included an increase in deferred revenues in the amount of RMB21.6 million due to the increased amount of tuition received during the period, and an increase in accrued expenses and other current liabilities in the amount of RMB10.1 million as a result of the increased tax payable, partially offset by the increase in amount due from related parties in the amount of RMB35.2 million in connection with the cash and cash equivalents held by Mr. Peiqing Tian on our behalf.

Investing Activities

Net cash used in investing activities amounted to RMB2.2 million (US$0.3 million) for the six months ended August 31, 2017. This was primarily attributable to the purchase of property and equipment of RMB13.4 million (US$2.0 million) for the renovation of our new and existing learning centers and collection of loans to related parties of RMB12.2 million (US$1.9 million).

Net cash used in investing activities amounted to RMB10.2 million (US$1.5 million) in the 2017 fiscal year. This was primarily attributable to the loan to a related party of RMB8.0 million (US$1.2 million) and the purchase of property and equipment of RMB6.7 million (US$1.0 million) for the renovation of our new and existing learning centers, offset by the RMB3.8 million (US$0.6 million) cash acquired from our acquisition of the Shanghai subsidiary of Shane English School.

Net cash used in investing activities amounted to RMB6.9 million in the 2016 fiscal year. This was primarily attributable to a loan to a related party of RMB4.2 million and the purchase of property and equipment of RMB1.6 million for the renovation of our new and existing learning centers.

Financing Activities

Net cash used in financing activities for the six months ended August 31, 2017 was immaterial, as payment of initial public offering costs of RMB2.2 million (US$0.3 million) was almost entirely offset by contribution of non-controlling shareholders of subsidiaries of RMB2.2 million (US$0.3 million).

Net cash provided by financing activities amounted to RMB74.9 million (US$11.4 million) in the 2017 fiscal year, primarily attributable to net proceeds of RMB73.6 million (US$11.2 million) from the issuance of Series A-1 convertible redeemable preferred shares.

Net cash provided by financing activities amounted to RMB0.6 million in the 2016 fiscal year, primarily attributable to capital contributions from non-controlling shareholders of subsidiaries.

Capital Expenditures

Our capital expenditures amounted to RMB1.6 million in the 2016 fiscal year, RMB6.7 million (US$1.0 million) in the 2017 fiscal year and RMB13.4 million (US$2.0 million) for the six months ended August 31, 2017, respectively. In the past, our capital expenditures primarily consisted of renovation costs of our learning centers. As our business expands, we may continue to renovate our new and existing learning centers and office facilities. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2017.

	Payment Due by Period
	Total		Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Lease Obligations	170,071	25,812	32,692	57,775	40,238	39,366
Donation Commitments	100,000	15,177	25,000	45,000	30,000	—

Total	270,071	40,989	57,692	102,775	70,238	39,366

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of February 28, 2017.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses and two significant deficiencies in our internal control over financial reporting as well as other control deficiencies as of February 28, 2017. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to the lack of accounting personnel with requisite knowledge of U.S. GAAP and SEC financial reporting requirements, and lack of a formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as we and they will be required to do once we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We do not believe that these material weaknesses had a significant impact on our financial reporting. To remedy our identified material weaknesses and control deficiencies, we plan to adopt several measures that will improve our internal control over financial reporting, including:

•	to hire additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

•	to establish an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially training related to U.S. GAAP and SEC financial reporting requirements;

•	to establish an internal audit function to enhance our monitoring of U.S. GAAP accounting and reporting matters; and

•	to improve our monthly closing process and develop a comprehensive U.S. GAAP accounting manual as well as related financial reporting and disclosure procedures and monitor compliance.

We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to develop or maintain an effective system of internal controls over our financial reporting, we may not be able to accurately report our financial results, prevent fraud or meet our reporting obligations. As a result, investor confidence and the market price of our shares may be materially and adversely affected. See “Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service fees paid to Shanghai Fuxi by our VIEs. In the 2016 and 2017 fiscal years and for the six months ended August 31, 2017, Shanghai Fuxi did not receive any service fees from our VIEs or distribute any dividends. Although we plan to continue to invest in and expand our PRC operations indefinitely, our PRC subsidiary may receive service fees from our VIEs and we may rely on dividends from our PRC subsidiary for our cash needs in the future. Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

We operate and generate all of our revenues in the PRC. Our VIEs and their affiliates in the PRC contributed all of our revenues in the year ended February 29, 2016, the year ended February 28, 2017 and the six months ended August 31, 2016 and 2017.

Our assets are located in the PRC and Hong Kong. As of August 31, 2017, 71.0% of our total assets were located in the PRC and 29.0% of our total assets were located in Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our VIEs and their affiliates in the PRC for the periods indicated as a percentage of total assets:

	Assets*
	As of February 29/28,		As of August 31,
	2016	2017	2017
Our company and our subsidiaries
Four Seasons Education Cayman	—	—	—
Four Seasons Education HK	35.2%	37.2%	29.0%
Shanghai Fuxi	—	—	4.0%
Our variable interest entities	64.8%	62.8%	67.0%

Total assets	100.0%	100.0%	100.0%

*	The percentages given exclude inter-company transactions among Four Season Education (Cayman) Inc., its subsidiaries and its variable interest entities.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries, VIEs and their subsidiaries in China. We do not hedge against currency risk.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of August 31, 2017, we had Renminbi-denominated cash and cash equivalents of RMB185.4 million (US$28.1 million). A 10% depreciation of the Renminbi against the U.S. dollar based on the foreign exchange rate on August 31, 2017 would result in a decrease of US$2.8 million in cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between US GAAP and International Financial Reporting Standards, or IFRS. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not plan to early adopt this guidance. We are still in the process of evaluating but currently do not expect the adoption of this guidance to have a material impact to the consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. We adopted the new standard during the year ended February 28, 2017, which did not have a significant impact on the consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. We adopted this guidance during the year ended February 28, 2017, retroactively. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 related to Leases, which requires lessees to recognize a lease liability and a right-to-use asset on the balance sheet for all leases, except certain short-term leases. Under the new guidance, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. We are in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. We adopted the new standard with regards the accounting for forfeitures during the year ended February 28, 2017 using a modified retrospective method. Other requirements of this ASU are not relevant to us. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Group has identified its revenue streams and assessed each for potential impacts. The Group does not anticipate a material impact in the timing or amount of revenue recognized under the new standard.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control.” The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of the standard on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The purpose of amendments is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those periods. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the test for goodwill impairment by eliminating Step 2 of goodwill impairment analysis, while retaining the option to perform an initial qualitative assessment for a reporting unit to determine if a quantitative impairment test is required. ASU 2017-04 is effective for us in fiscal years beginning after December 15, 2019 with early adoption permitted and should be applied on a prospective basis. We expect the adoption of this guidance will not have a material impact to the consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The guidance provides clarity and reduces diversity in practice and cost and complexity when accounting for a change to the terms or conditions of a share-based payment award. The amendments in this update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

INDUSTRY

Overview of China’s After-School Education Services Market

China’s K-12 after-school education services market has grown rapidly at a CAGR of 12.9% in the past five years, reaching RMB414.7 billion in 2016, and is expected to further grow and reach RMB739.8 billion in 2022, according to the Frost & Sullivan Report. This growth has been driven by a number of factors, including intensified competition for high quality educational resources, as well as the shortened school hours required by recent education policies in China. In addition, the recent relaxation of the “One-Child Policy” since 2016 is expected to contribute to the growth of the K-12 population and further drive competition for educational resources in the longer term.

According to the Frost & Sullivan Report, as of December 31, 2016, there were approximately 99.1 million, 43.3 million and 23.7 million students enrolled in elementary, middle and high schools in China. The significant difference between the number of middle school students and high school students is primarily attributable to the lack of investment in high-school level educational resources. The gradual slowing in the rate of GDP growth in China has led to intensified competition for jobs, which places more pressure on students to achieve academic excellence. This pressure has contributed to an increase in demand for high quality educational resources. For example, according to the Frost & Sullivan Report, approximately 51,200 students in Shanghai took the National University Entrance Exams in China in 2016, but only 8.8% were admitted to top-tier universities accredited by the PRC government under the “985” and “211” projects, two PRC initiatives to develop world-class universities in China. This level of competition extends down the K-12 education system through middle and elementary school. For example, according to the Frost & Sullivan Report, there were approximately 146,900 graduating elementary school students in Shanghai in 2016, but only approximately 1,300 were admitted through exams to the top five middle schools in Shanghai. The short supply of high quality education resources and intensified competition among students has resulted in increasing demand for private education in China. In particular, the number of students seeking after-school education services to supplement their standard school education has increased steadily.

Further, the PRC Ministry of Education has recently advocated alleviating the academic burden on K-12 students, with its provincial and local counterparts issuing implementation regulations and policies. As a result, Chinese K-12 students are starting to have fewer mandatory school hours and associated homework. However, both students and parents recognize that the competitive environment persists, and many parents continue to choose to enroll their children in after-school tutoring education services so that they do not to fall behind. Combined with the rise in disposable income in China, this trend has further driven the growth of China’s after-school education service market.

The chart below sets forth the historical and expected market size of China’s K-12 after-school education services measured by gross billings for the periods indicated:

China’s K-12 After-School Education Service Market Size by Gross Billing (Nationwide), 2012-2022E

(RMB in billions)

Source: Frost & Sullivan Report

According to the Frost & Sullivan Report, Shanghai is one of the most developed K-12 after-school education service markets in China, with a penetration rate of 65.2% in 2016 (as defined by the percentage of K-12 population who enrolled in after-school education services). The average after-school education services spending per household in Shanghai reached approximately RMB17,700 in 2016, compared to the nationwide average of approximately RMB7,500. The Shanghai K-12 after-school education services market is expected to continue to grow quickly as a result of Shanghai households’ spending power and strong emphasis on education. According to the Frost & Sullivan Report, the K-12 after-school education services market in Shanghai is expected to grow at a CAGR of 7.6% from RMB23.9 billion in 2017 to RMB34.5 billion in 2022.

The high education spending in Shanghai has attracted almost all of the major after-school education service providers in China, making it one of the most competitive markets for K-12 after-school education services. Almost all national after-school education players have established a presence in Shanghai and consider it to be one of their most important markets. There are also a large number of local after-school education service providers with long operating histories, further intensifying competition in the Shanghai market.

Meanwhile, the after-school education services markets in non-tier 1 cities in China also present great growth potential. In 2016, the average penetration rate of K-12 after-school education service was 25.2% for non-tier 1 cities in China, compared to 61.7% for tier 1 cities, according to the Frost & Sullivan Report. The average after-school education services spending per household in such areas was approximately RMB6,700, compared to approximately RMB15,600 per household in tier 1 cities, according to the Frost & Sullivan Report. With the increasing household disposable income and the pressure to compete for high quality education resources in these areas, we believe the demand for K-12 after-school education services in non-tier 1 cities will exhibit strong growth in the near future.

Overview of China’s After-School Math Education Market

According to the Frost & Sullivan Report, the most popular subjects in China’s after-school education services market are mathematics, English, physics, chemistry and Chinese. These subjects are mandatory in China’s formal school curriculum and are the key subjects tested in the high school and national university entrance exams. In particular, students and parents place greater emphasis on mathematics, as it lays the foundation for science-related subjects such as physics and chemistry. According to the Frost & Sullivan Report, the market size for China’s after-school math education services for elementary school students reached RMB55.8 billion in 2016 and is expected to grow to RMB121.8 billion in 2022 with a CAGR of 13.9% from 2017.

The importance of math also makes it the most popular subject in Shanghai’s after-school education services market. According to a survey conducted by Frost and Sullivan, parents enroll their children in after-school math education primarily motivated by the following factors:

•	Math lays the foundation for other core curriculum subjects such as physics and chemistry;

•	Math develops strong logical reasoning and cognitive thinking skills;

•	A strong foundation in math is beneficial for employment prospects in science and technology related fields, both of which are becoming increasingly prevalent in the new millennium;

•	Good grades in math and placements in math competitions are beneficial for middle school, high school and university admissions.

Parents’ desire to lay a solid math foundation for their children at early age has led to the strong growth of the after-school math education services market. According to the Frost & Sullivan Report, in 2016, the market size for Shanghai’s after-school math education services for elementary students reached RMB4.1 billion, accounting for 41.9% of Shanghai’s total after-school education market for elementary school students as measured by gross billings. Furthermore, Shanghai’s after-school math education market for elementary school students has demonstrated strong growth potential. The chart below sets forth the historical and expected market size of Shanghai’s after-school math education market for elementary school students as measured by gross billings for the periods indicated:

Shanghai Elementary After-School Math Education Market Size by Gross Billings, 2012-2022E

(RMB in millions)

Source: Frost & Sullivan Report

Despite its rapid growth, the Shanghai after-school math education market for elementary school students remains highly fragmented. Currently, according to the Frost & Sullivan Report, there are hundreds of registered institutions and thousands of individual service providers engaged in after-school education in Shanghai, with no provider accounting for more than 6% of the total market.

According to the Frost & Sullivan Report, the after-school math education market for elementary school students is also expected to grow rapidly in non-tier 1 cities from RMB43.9 billion in 2017 to RMB91.2 billion in 2022, at a CAGR of 15.7%. By comparison, the K-12 after-school education market is expected to reach RMB119.1 billion and RMB620.6 billion in tier 1 cities and non-tier 1 cities, respectively, in 2022, growing at a CAGR of 8.9% and 10.3% from 2017, respectively. This expected growth provides significant market opportunities for after-school math education providers on multiple fronts.

BUSINESS

Overview

We are dedicated to providing high quality math education. In 2016 and the six months ended June 30, 2017, we were the largest after-school math education service provider for elementary school students in Shanghai, as measured by gross billings and number of students, according to the Frost & Sullivan Report.

Mathematics plays a critical role in shaping logic and reasoning, serves as a foundation for science subjects such as physics and chemistry, and has increasingly diverse applications in the new millennium. We believe high quality and effective math education can profoundly benefit students’ academic, career and life prospects. Building on our vision to unlock intellectual potential through math education, we started our business initially focusing on math education for elementary school students in Shanghai. We have experienced rapid growth, expanding from a network of 10 learning centers in Shanghai as of February 28, 2015 to 33 learning centers in five cities in China as of the date of this prospectus.

The quality of our education has been demonstrated by our students’ outstanding academic performance. According to the Frost & Sullivan Report, out of the approximately 146,900 students who graduated from elementary schools in Shanghai in 2016, approximately 1,300 were admitted into the top five middle schools. Based on a survey we conducted, over 250 of these students have taken at least one of our courses. Over the years, our students have participated in various domestic and international mathematics competitions and achieved outstanding results. For example, in the past four International Mathematical Olympiad (IMO) competitions, all of the Shanghai gold medalists on the China team were our students. Recognizing the quality and effectiveness of our programs, 38 well-known K-12 schools in Shanghai have invited our teachers to deliver our proprietary math course in their schools since our inception. As of the date of this prospectus, we believe we are the only after-school education institution teaching proprietary math courses in K-12 schools in Shanghai.

Shanghai is one of the most important markets in China for after-school education. The strong demand for high quality education in Shanghai has attracted almost all of the leading national after-school education service providers. Despite the fact that we opened our first learning center in Shanghai years after the major national players had established their presence in Shanghai, we have overtaken our competitors and gained the largest market share in terms of gross billings and number of students in this fragmented and highly competitive elementary after-school math education market, which is a clear indicator of our ability to succeed. Following our success in Shanghai, we have started to expand our operations to other cities in China. As of today, we operate six learning centers in four cities outside of Shanghai.

We have developed educational content to effectively drive outcomes for students of different ages, levels of aptitude and learning objectives. Our programs are primarily focused on math, but have expanded in recent years to also include other subjects such as physics, chemistry, languages and critical thinking. Our programs are categorized into the following:

•	Elementary School Programs. Leveraging our content development team’s extensive elementary school teaching experience, we developed three sets of programs:

•	Standard Programs. We offer courses through five standard programs for students of different aptitude levels for each elementary school grade level.

•	Ivy Programs. Our Ivy programs offer personalized classes addressing students’ specific needs such as individualized competition preparation and in-depth topic review. Students and parents can tailor standard program course parameters such as difficulty of content, pace and class size.

•	Special Programs. Our special programs include short-term, intensive competition workshops, courses delivered to K-12 schools and classes on specific math topics such as geometry and trigonometry.

•	Middle School and Kindergarten Programs. Building on our experience and network, we started providing kindergarten programs in 2015 and formally launched our middle school programs in 2017.

Our proprietary educational content is designed to cultivate our students’ interest in math and enhance their cognitive and logic abilities. We build our educational content through a systematic development process, and update this content regularly based on student performance and feedback. Our faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China.

Our industry reputation has also made us a host of choice for leading math competitions. Since 2007, we have hosted various highly regarded math competitions, including local and regional events for the Asia International Mathematical Olympiad Open Contest (AIMO), the American Mathematics Competitions (AMC), the Asia Pacific Elementary School Mathematics Olympiad Invitational Competition (the Asia Pacific Cup) and the National Middle/High School Mathematics, Physics and Chemistry Competition. These competitions have attracted motivated students and further bolstered our reputation among our students and other education institutions.

We have experienced significant growth in recent years. From the 2016 fiscal year to the 2017 fiscal year, our revenues increased by 116.6% from RMB93.8 million to RMB203.2 million (US$30.8 million), while we improved from a net loss of RMB31.1 million in the 2016 fiscal year to a net income of RMB17.3 million (US$2.6 million) in the 2017 fiscal year. For the six months ended August 31, 2016 and 2017, our revenues increased by 53.3% from RMB95.3 million to RMB146.1 million (US$22.2 million), and our net income increased from RMB4.5 million for the six months ended August 31, 2016 to RMB28.5 million (US$4.3 million) for the same period in 2017. Our adjusted net income, which excludes share-based compensation and the fair value change of warrants, increased from RMB1.6 million in the 2016 fiscal year to RMB49.2 million (US$7.2 million) in the 2017 fiscal year. Our adjusted net income increased from RMB34.1 million for the six months ended August 31, 2016 to RMB39.4 million (US$6.0 million) for the same period in 2017. Our net margin, which represents our net income divided by our revenues, increased from 8.5% for the 2017 fiscal year to 19.5% for the six months ended August 31, 2017. Our adjusted net margin, which represents our adjusted net income divided by our revenues, increased from 24.2% for the 2017 fiscal year to 26.9% for the six months ended August 31, 2017. For a detailed description of adjusted net income, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Strengths

Highly Effective Education Demonstrated by Outstanding Academic Results

As mathematics serves as a cornerstone for many science subjects, the educational system in China places significant emphasis on developing students’ mathematics capabilities. We focus on providing high quality math education services. We believe our students’ outstanding academic results is the best indicator of our effectiveness. According to a survey we conducted in 2016 of our standard and Ivy program students, 60.2% of our elementary school students graduating in 2016 were admitted into the top 30 middle schools in Shanghai. Furthermore, 62.3% of the students enrolled in our Champion and Gold Medal Courses were admitted into the top five middle schools in Shanghai during the same period. To put these statistics into perspective, according to the Frost & Sullivan Report, out of the approximately 146,900 students who graduated from elementary schools in Shanghai in 2016, approximately 1,300 were admitted into the top five middle schools. According to the survey we conducted, over 250 of these students have taken at least one of our standard or Ivy program courses.

In addition, recognizing the effectiveness of our proprietary curriculum, well-known K-12 schools in Shanghai, including Shanghai Foreign Language Primary School Affiliated to SISU, Shanghai Pinghe Bilingual School and Shanghai World Foreign Language Middle School, have invited us to deliver our course content to their students. Since our inception, there were 38 such K-12 schools that had such arrangements with us.

As further evidence of our success in developing math aptitude, many of our students have participated and excelled in both domestic and international mathematics competitions. For example, in the last four IMO competitions, all of the Shanghai gold medalists from the China team were our students.

Strong Brand and Market Leadership

In recent years, we have established Four Seasons Education as a brand synonymous with high quality math education. As a result, we have experienced significant growth recently to become the leading mathematics education service provider in Shanghai. In the 2017 fiscal year, we had total student enrollment of 116,294 and total gross billings of RMB251.4 million (US$38.2 million). According to the Frost & Sullivan Report, we were the largest after-school math education service provider for elementary school students in Shanghai in 2016 and the six months ended June 30, 2017, as measured by gross billings and number of students. We believe our success in Shanghai, which is one of the most developed and competitive after-school education markets, positions us well to capture the broader market opportunities in less developed regions across China.

Our reputation as a pre-eminent math education service provider is further demonstrated by the various competitions we host regularly. For example, we are the exclusive partner of the AMC organization committee in Shanghai. From 2008 to 2016, we hosted the Asia Pacific Cup, one of the most important elementary school mathematics competitions in China.

In addition, the outstanding academic performance of our students allows us to expand our brand recognition and business without incurring significant advertising expenses. Because parents in China with school-age children are typically active in social networking with respect to education and other child-raising topics, awareness of our education’s effectiveness spreads very quickly. As a result, we believe that substantially all of our students enrolled into our programs through word-of-mouth referrals. From the 2016 fiscal year to the 2017 fiscal year, our student enrollment increased by 49.2% and our revenue increased by 116.6%, while sales and marketing expenses represented only 6.2% of our revenues for the 2017 fiscal year.

Proprietary Content Tailored to Students’ Educational Objectives

We have assembled a team of seasoned educators to lead our educational content development. They have significant insights into students’ needs and how best to help students excel. Our efforts are led by Mr. Peiqing Tian, our Chairman and CEO, a widely respected educator dedicated to mathematics education and fostering young teachers. Through our team’s substantial experience, we have developed a proprietary curriculum that effectively drives outcomes for students of different ages, levels of aptitudes and learning objectives.

We design our educational content to encourage creative and divergent thinking. Instead of traditional math study methods of memorization and repetition, we encourage our students to solve problems in innovative and atypical ways. For example, we intentionally design problems that can be solved in multiple ways to lead our students through different paths.

We monitor our students’ receptiveness to our content and corresponding academic performance on an ongoing basis and adjust the pace and difficulty of our curriculum accordingly. From time to time, we recommend students to move to different programs that better suit their individual capabilities. Based on our students’ performance, and feedback from both our teachers and students, we regularly refine our curriculum design and educational content.

We started our business by offering Gold Medal and Elite Courses, targeting students who are generally in the first and second quartiles of academic performance, respectively. We have since expanded to offer our Champion Courses, targeting exceptionally talented students, and our Excellence and Advancement Courses, targeting students seeking to develop more advanced mathematical skills and improve school exam performance. In addition, we have launched our Ivy programs, designed to address individual students’ specific issues and objectives in a customized, small group setting. Ivy programs can better accommodate individual students’ level, learning pace and objectives through customized parameters and allow our teachers additional flexibility to give more personalized attention to each student. We believe the combination of our standard programs and Ivy programs address a wide variety of learning needs for elementary and middle school math education.

Strong Faculty and Stringent Recruiting and Training Process

We have assembled a faculty of dedicated and capable educators with significant experience in mathematics education and school management. Anchored by the senior level faculty, we have adopted a stringent recruiting process and training program to ensure that our teachers can effectively deliver our curriculum and content. We require our faculty candidates to pass a series of exams, interviews and mock lectures, as well as three months of training programs before becoming our full-time teachers. In general, only about 20% of candidates are able to complete this process. All of our teachers are required to attend ongoing training programs and take regular exams to ensure their teaching methods and mastery of our content remain in line with our standards.

Although we believe our teachers are highly sought after by other educational institutions, the attrition rate of our teachers was only 12.0% in the 2017 fiscal year, compared to the industry average of approximately 26.7% in the same period, according to the Frost & Sullivan Report. Our attrition rate further decreased to 6.3% for the first half of the 2018 fiscal year. We encourage our faculty to learn at the same time that they are teaching our students, try out innovative teaching methods and hone their own skillsets as educators. We believe that our culture promotes self-improvement and a sense of satisfaction from teaching. Our high student quality and competitive compensation also help ensure the stability of our faculty base.

Standardized Operations and Highly Scalable Business Model

We operate our business systematically with a highly scalable, asset-light business model supported by the know-how that we have obtained from years of successfully operating our learning centers in Shanghai. We have developed a standardized set of criteria for identifying ideal locations for new learning centers. Once a new learning center has been set up, we send a team of several senior educators to manage and provide training for the faculty at that location, as well as build local brand recognition using the strength of our brand in Shanghai as a foundation. In addition, over the years, we have established an efficient process for designing, reviewing and updating our course programs and educational content. For example, we have established a sizable practice problem set database with robust sorting functions that can be easily accessed by teachers for curriculum and course design. This allows us to generate standardized educational content for all class types with minimal time and effort. In addition, to guarantee a consistent quality of education service, we have adopted a centralized training program for our new teachers, as well as a centralized administrative management system for our operations. The combination of these factors allows us to rapidly and efficiently expand our operations.

Our Strategies

Our vision is to unlock intellectual potential through quality math education. We plan to pursue the following strategies to help realize this vision:

Expand Geographical Coverage

We have already demonstrated the effectiveness of our education services in Shanghai and intend to replicate our success in other regions in China. We aim to primarily target our expansion in cities in eastern China and other cities with high education spending potential and the availability of suitable partners. In particular, we believe that our ability to compete on the basis of our strong brand and operating experience makes us well-positioned to capture opportunities in markets familiar with after-school education services. In addition, we aim to collaborate with our local partners in order to leverage their local student resources and our strong know-how to expand to new markets while incurring low capital expenditures.

For example, we have established a joint venture with Only Education, a reputable after-school English education provider with more than 130 learning centers in Shanghai and 1,200 franchisees throughout China. We have also set up joint ventures in Wuxi and Changzhou with local partners in April and June 2017, respectively.

In addition, we intend to leverage our strong operating experience and proprietary educational content to continue to build out our own learning center network both in and outside Shanghai, primarily through joint ventures with local partners with established presence in their markets.

Expand to Additional Grade Levels and Subjects

Leveraging the success we have had with math education for elementary school students, which represented more than 90% of our student base in the 2017 fiscal year and the six months ended August 31, 2017, we launched new programs targeting middle school and kindergarten students.

The launch of our middle school programs is a natural extension of our business, providing our elementary school students with a seamless transition into the next stage of their education. In 2017, we have assembled a dedicated team to develop a curriculum that fosters the development of middle school students’ overall mathematics capabilities and specifically serves their needs for test preparation and high school admissions. In addition, we also have begun to offer courses in physics, chemistry, and all other mandatory subjects required in the standard public school curriculum. For kindergarten students, we intend to focus on training in basic logic, reasoning and cognitive abilities, building a solid foundation for their formal mathematics education in elementary school and beyond. By extending our coverage to both middle school and kindergarten students, and potentially high school students in the longer term, we are well-positioned to maximize the lifetime value that our students could bring to our business. For example, for the first half of the 2018 fiscal year, 52.9% of the student enrollment in our middle school programs came from students who had previously taken classes in our elementary school programs.

In addition, similar to how we have segmented our standard programs, we will seek to further refine our offerings within each stage of students’ education to optimize our curriculum and better serve students of a wider variety of aptitudes and objectives.

Enhance Our Branding through Education Initiatives

We aim to unlock our students’ potential through math education, and we plan to take various initiatives together with renowned education institutions to promote math education in China.

For example, we collaborate with East China Normal University, or ECNU, a university in Shanghai prominent in basic education, and plan to launch a series of projects related to math education for K-12 students. The collaboration projects include jointly-operated math summer camps offered for selected students, math and science centers to demonstrate the applications of mathematics theories and principles, and a math aptitude evaluation system for K-12 students. We believe these initiatives will not only allow us to promote our brand in China, but also let us collect additional data about students’ learning patterns to refine and broaden our offerings.

Increase Student Enrollment through Improved Services

Historically, we have focused our attention on and dedicated the majority of our resources to ensuring the effectiveness of our education. Going forward, we will place additional emphasis on further growing our student base through providing better student service. For example, we plan to have our administrative personnel focus more on service quality to improve student and parent experience in and outside of classrooms. In addition, we plan to gradually renovate and refurbish our learning centers to improve overall student experience. We believe these efforts will improve our student retention rate and cross selling capabilities.

Our Education Services

We offer after-school education services with a focus on high quality math education. Our strong track record of helping students achieve academic excellence has popularized our courses. Particularly, we believe that we have become the math education institution of choice in Shanghai, where we started our business and operate the majority of our learning centers.

Our course offerings are divided into elementary school programs and middle school and kindergarten programs. Elementary school programs currently account for a significant majority of our students. We offer three elementary school programs: standard programs, Ivy programs and special programs. Our middle school programs offer courses in various subjects for each grade level, while our kindergarten programs offer courses in critical thinking and Chinese language.

Elementary School Programs

Standard Programs

Our standard programs offer expertly designed math courses for elementary school students. These programs utilize a standardized curriculum, and are organized in regular-sized classes, which typically consist of 21 to 35 students per class, and a limited number of small-sized classes, which typically consist of 15 to 20 students per class. Standard program classes are held once a week, with class time ranging from two to three hours based on grade level. Each class consists of lecture time, quizzes, and discussion of quiz questions and previous homework assignments.

Our standard programs are broken down into four terms in line with the public school year. We incorporate topics from the formal school curriculum into our own educational content to supplement our students’ schoolwork during the spring and fall terms, and typically include more advanced topics during the winter and summer terms to strengthen our students’ understanding of both course materials and math fundamentals, preparing them for their next level of study. Most enrollment takes place in April and November shortly before the commencement of our summer and winter terms, respectively. Due to the popularity of our courses, a majority of our students usually sign up for two terms at a time and make pre-payments for both to ensure a class slot.

For each grade level, we provide five types of courses with different academic focus, pace and density of knowledge, namely our Champion Course, Gold Medal Course, Elite Course, Excellence Course and Advancement Course. Each course is tailored to suit the academic and learning needs of different types of students and help students progress to the best of their ability.

•	Champion Course. The Champion Course is our most advanced standard course, with a curriculum designed for exceptional students seeking to place highly at leading math competitions. The content focuses on leading competition materials and is considerably challenging. As such, the Champion Course has stringent admission requirements, with all of its students directly selected and recommended from our Gold Medal Courses by our faculty.

•	Gold Medal Course. The Gold Medal Course has a curriculum designed for students with some competition experience and strong academic performance, with a softer learning curve compared with the Champion Course to accommodate a wider student audience. Students are required to pass an admission exam to enroll in this course and periodically take performance exams to maintain their class slot.

•	Elite Course. The Elite Course is our most popular course, with its curriculum mixing competition and formal school materials and designed to elevate already good students to the next level.

•	Excellence Course. The Excellence Course is designed to introduce students to the world of math competition at a moderately challenging level that is not too difficult for most students. Many of our Excellence Course students move up to our Elite Course after one or two terms.

•	Advancement Course. The Advancement Course focuses on solidifying students’ understanding of fundamentals concepts from the formal school curriculum, as well as cultivating their overall interest in math.

Ivy Programs

Since each student has specific educational needs that may not be addressed by our standard programs, we launched our Ivy program in 2015 to offer customized courses to our students. Envisioned to provide a customizable supplement or alternative to our standard program, the Ivy program has become increasingly popular with parents and students for its flexibility. For the first half of the 2018 fiscal year, Ivy program student enrollment was 9,563, of which 59.1% came from students who had formerly taken our standard program classes.

Ivy program classes are small, typically consisting of fewer than 12 students. Classes are typically offered on a weekly basis, normally lasting two to three hours varying with the students’ grade level. However, Ivy program students can customize parameters such as class size, schedule and pacing. Due to its flexibility, Ivy program classes do not follow our normal fixed term schedule, and classes are opened on a rolling basis based on student demand.

Our teachers work with a student or the student’s parents to design a suitable curriculum catering to their needs. Course content for the Ivy programs is built on a foundation of content from our standard program courses. For example, a student can choose to use a standard Gold Medal Course curriculum, but with slower pacing and more emphasis on certain topics. Also, we can easily pull specific topic-oriented questions from our practice problem set database to supplement our standard program content. Finally, Ivy program teachers generally exercise more discretion in adjusting the class pacing to ensure that all students in the class are able to keep up.

In general, Ivy program classes serve three kinds of purposes:

•	Personalized In-Depth Learning. As discussed above, Ivy program classes also provide small-size classes using the same curriculum and content as standard program classes, but with teachers having the flexibility to customize the pacing and difficulty of content for the needs of students.

•	Personalized Competition Preparation. Students not familiar with math competitions may seek individualized preparation for competitions. The Ivy program can provide customized classes for these students, including those with Gold Medal Course content and past competition questions. Students typically take an assessment exam before starting such classes to determine their level.

•	Training for Mathematical Thinking. We also offer classes that introduce students to the fundamentals of mathematical thinking through hands-on and practical content.

Special Programs

Our special programs include intensive, short-term workshops for major competitions and specific math topics, typically in the form of short-term lectures with 12 to 20 students. We regularly offer workshops for the Asia Pacific Cup, the Central Cup, the Xiaojiling Cup, the Japanese Mathematical Olympiad and King of Mathematics competitions. To date, we have hosted workshops for 17 domestic and international competitions. The competition workshops are organized around the schedules of major competitions. The workshops normally consist of six to eight classes that cover various knowledge modules, past competition questions and mock exams. In addition, we provide lecture series to students who have difficulties with particular areas of mathematics. Currently, our lecture series discuss specialized topics such as graphing, formulas and applied math.

Courses for Other Subjects

We started offering Chinese and English language courses for elementary school students in 2016, with the objective of diversifying our course offerings and further leveraging our student base. In the 2017 winter term, we offered Chinese courses for first to fifth grade students and English courses for first grade students. The courses have been welcomed by students and parents, and for the first half of the 2018 fiscal year, our elementary program language courses had student enrollment of 4,513.

Middle School and Kindergarten Programs

Middle School Programs

Spurred by the strong market demand, we built on our experience in elementary school education and expanded our course offerings to the middle school level. We initially offered experimental courses for middle school mathematics, physics and chemistry, and formally launched our official middle school program covering all mandatory school subjects in 2017. Unlike our elementary school programs, which place more emphasis on elevating students’ math capabilities, our middle school programs focus on improving students’ performance in schoolwork and preparing them for the high school admissions exam. Student enrollment in our middle school programs has reached 5,272 for the first half of the 2018 fiscal year.

Our middle school programs offer courses in five subjects, namely math, physics, chemistry, Chinese and English. Our middle school programs have class sizes ranging from regular (21 to 30 students) to small (15 to 20 students) to Ivy (3 to 12 students). The large and small classes use standardized course content, while Ivy program classes offer personalized courses in the same way as our elementary school Ivy program. In addition, to better address our students’ needs of studying abroad, we launched bilingual math courses as a part of our middle school programs in 2017. The course content focuses on middle school level AMC competitions, designed to both prepare students for the AMC competitions and teach them to understand and express math concepts and problem solutions in English.

Kindergarten Programs

Our programs for kindergarten students consist of formative courses that help develop their cognition, logic and fundamental skills in math and Chinese. For example, our Early Childhood Thinking Course fosters children’s thinking abilities through a comprehensive set of teaching methods and practice. Employing proprietarily developed practice materials, experiments and educational games, we help kindergarten students learn about numbers, shapes, quantities, basic causal relationships and common sense, developing their interest in learning and forming habits for thinking, analysis and inquisitiveness. We also offer courses on pinyin, the Chinese phonetic system that students typically learn when they begin the formal study of Chinese.

Cooperation with Other Learning Centers

We cooperate with a small number of other after-school learning centers in an effort to reach students in broader geographic areas. In such cases, we deliver our courses to students under our brand name and with our own teachers and educational content, and pay a service fee to the operators of such learning centers. Students who take our courses at these learning centers pay their tuition fees directly to us. The operators are responsible for program promotion, classroom maintenance and other general operational services. As of the date of this prospectus, we cooperate with four such other learning centers.

K-12 School Course Delivery

Recognizing the effectiveness of our education, 38 well-known K-12 schools in Shanghai have invited us to deliver our proprietary courses to their students since our inception. As of the date of this prospectus, we believe that we were the only after-school education institution in Shanghai teaching proprietary math courses in K-12 schools. Typically, our courses are delivered by our own teachers at these schools through after-school math clubs or interest groups. We charge each school a lump sum cooperation fee and service fees calculated based on fixed hourly rates. We have found our courses incorporating hands-on learning to be the most popular, including our Wisdom in Mathematics module, which introduces math concepts through games and toys such as Sudoku and Rubik’s Cube, and our Mathematics Magic House module, which consists of math stories and games.

Academic Achievements

We have strived to develop high quality mathematics courses to fully realize our students’ potential, and our success is evidenced by their outstanding academic performance. Our students have participated in various domestic and international mathematics competitions, and by the end of June 2016, our students have won approximately 20,000 medals in elementary school level competitions, and approximately 5,000 medals in middle school level competitions. In particular, in the last four IMO competitions, all of the Shanghai gold medalists from the China team were our students, winning five gold medals in total.

Furthermore, our students have excelled in their formal school performance. According to a survey we conducted in 2016 of our standard and Ivy program students, 60.2% of our graduating elementary school students in 2016 were admitted into the top 30 middle schools in Shanghai, and 23.9% of them were admitted into the top five middle schools in Shanghai. In particular, among our graduating elementary school students in 2016, 95.5% of Champion Course students were admitted to top 30 middle schools and 80.3% were admitted to top five middle schools; 86.2% of Gold Medal Course students were admitted to top 30 middle schools and 57.3% were admitted to top five middle schools; and 49.6% of Elite Course students were admitted to top thirty middle schools and 9.5% were admitted to top five middle schools.

Pricing Policy

Our goal is to make quality math education available to all who want it at a reasonable price. We charge application fees for each course in addition to tuition. We set flat tuition rates for our programs, based on the level of course customization and class size. The table below sets forth our detailed tuition rates as of August 31, 2017:

		Elementary School Level	Middle School Level	Kindergarten School Level
		(in RMB per hour)
Standard program class	Regular-sized	70	70	150
	Small-sized	100	100	150
Ivy program class	1 student	500	500	—
	2-3 students	300	300	—
	4-6 students	200	200	—
	7-9 students	160	160	—
	10-12 students	130	130	—
Elementary school specialized program class		70	—	—
Middle school program bilingual math class		—	150	—

For our middle school Ivy programs, students can also choose a specific teacher for an extra 20% of tuition. We generally allow students to withdraw from courses at any time and refund tuition for undelivered classes. However, we do not refund application fees if the student has taken two or more classes.

Our Curriculum and Educational Content

We develop our curriculum and educational content with the aim of improving our students’ mathematical and logical thinking capabilities. To achieve this, we have established a systematic course development and update process that forms a virtuous cycle in producing quality course offerings.

Our curriculum design is a dynamic process, building on our teachers’ own experiences and our students’ evolving academic needs. For each curriculum, we refer to the mandatory testing materials of the standard K-12 curriculum and the latest competition questions, and utilize our extensive curriculum design experience to select content that can best illustrate specific concepts or address areas students are weak at. We then refine the curriculum by adjusting the difficulty level based on the academic focus of each course, and the number of questions, supplemental experiments or mini-case studies used in each course.

Our educational content employs a large number of carefully selected questions. In 2016, we initiated a practice problem set database project and started to systematically collect and compile practice questions. As of the date of this prospectus, we have developed a sizable problem set database with a total of approximately 90,000 questions. We have also developed content that focuses on cultivating our students’ interest in mathematics. For example, our Wisdom in Mathematics course, designed for kindergarten and lower level elementary school students and incorporating a large number of math games, has been well-received by our students.

We update our course curriculum on an annual basis to reflect the changing academic focuses of competitions and the standard K-12 curriculum. We also dynamically refine and update our educational content based on our students’ receptiveness to the materials and our analysis of student answers. For example, we collect and analyze student answers to homework assignments and quiz questions to identify the types of questions that students are prone to making mistakes on, and then allocate additional time and attention to these topics during the relevant lectures.

We design our curriculum and most of our educational content through our in-house efforts. Our educational content development team consists of 136 members experienced in course design, all of whom are also our teachers. Led by our consultant team of over ten senior, experienced educators, our educational content development team constantly consults top-tier domestic and international mathematics competitions for the latest questions and trends, and is also responsible for writing and compiling our publications.

Our Learning Centers

We established our first learning center in Shanghai in 2010. We currently operate 27 learning centers in Shanghai and six in other cities.

We have a business development team focusing on learning center expansion and site selection. We go through a comprehensive evaluation process for every expansion proposal, with joint efforts from our senior management, business development team and other administrative departments. When selecting locations to build new learning centers, we closely study the neighborhood by the size of its residential population, other demographic factors, existing education services and resources, accessibility by public transportation, available parking and specific licensing requirements. We typically prefer locations that are close to dense residential areas and elementary schools.

We have established a dedicated management team for each learning center, typically consisting of a principal and an administrative officer, plus an administrative dean if the particular learning center has enrolled a relatively large number of students. The principal is responsible for the overall management of the learning center, including preparing student recruitment plans and staffing. The administrative officer or dean is mainly responsible for administering the everyday operations. Furthermore, we also appoint regional superintendents to oversee the operations of three or four learning centers.

We opened our first learning center outside of Shanghai in Suzhou, Jiangsu Province, in November 2015. Currently, we operate three learning centers in two cities in Jiangsu Province, two in Nanchang, Jiangxi Province and one in Bengbu, Anhui Province, among which one learning center is currently under renovation. We directly operate one learning center outside of Shanghai, and, with us being the controlling shareholder, cooperate with local business partners in the operation of the other five. In most cases of such cooperation, we are responsible for the program and course design, educational content development and faculty training, while our business partners are responsible for marketing, student recruitment and compliance with local regulations. We also send experienced teachers to newly developed learning centers outside of Shanghai in their initial operation stages, typically for three to six months, to assist in daily operations and coordination with our headquarters.

Pending the promulgation of implementing rules for the newly amended Private Education Law, the granting of business licenses for private schools has been temporarily suspended. As a result, we have not been able to obtain business licenses for certain of our learning centers in recent months. See “Risk Factors—Risks Related to Our Business—The majority of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.” To address this situation, we registered two learning centers as branches of one of our existing schools in September 2017 in order to bring them into compliance, and we plan to continue to register additional learning centers as branches until the promulgation of implementing rules makes it possible for us to apply for business licenses again.

In addition, according to PRC fire safety regulations, venues for children’s activities cannot be located above the third floor of a building. Currently, 12 of our 32 learning centers in operation are located above the third floor of a building. See “Risk Factors—Risks Related to Our Business—A significant portion of our learning centers are not in compliance with fire safety regulations, and a significant number of these learning centers occupy locations where they are unable to comply with fire safety regulations.” We are in the process of identifying suitable locations, negotiating leases and conducting renovations to relocate these existing learning centers to new locations on the third floor or lower or otherwise to use them in accordance with the requirements of the regulations.

We have recently strengthened and made more stringent our requirements and standards for the selection and licensing of new learning centers, and strive to achieve compliance with applicable PRC laws and regulations for all of our existing and new learning centers, including obtaining required permits or licenses for our learning centers in a timely fashion and locating new learning centers for children’s activities on third floors or lower.

Our Faculty

We have assembled a faculty of dedicated and capable educators with significant experience in mathematics education and school management. We believe that our faculty is critical to maintaining the quality of our services and promoting our brand and reputation. Our total number of teachers increased from 110 as of February 29, 2016, to 318 as of August 31, 2017. As of August 31, 2017, approximately 90.8% of our teachers had bachelor’s degrees and above. Among our faculty members, a number of teachers have joined us from public schools, including several who were principals and 18 teachers with more than ten years of teaching experience.

We strive to give our faculty a supportive working environment, providing our faculty members with abundant opportunities for career development and advancement. We offer competitive salary and benefit packages, and make great efforts to build a congenial academic and workplace culture among our faculty. We do not encourage or require our teachers to recruit students or promote our courses on their own, which allows them to focus on teaching and knowing their students. We encourage our faculty to learn at the same time that they are teaching, try out innovative teaching methods and hone their own skills as educators. We believe that our culture promotes self-improvement and a sense of satisfaction from teaching. Our high student quality and competitive compensation also help ensure the stability of our faculty base. The attrition rate of our teachers was 12.0% in the 2017 fiscal year, compared to the industry average of approximately 26.7% in the same period, according to the Frost & Sullivan Report. Our attrition rate further decreased to 6.3% for the first half of the 2018 fiscal year.

Our faculty recruitment process is highly selective. We require our candidates to pass a series of exams, interviews and mock lectures and three months of training programs before they can become our trainee teachers and start their probation period. During the probation period, the trainee teachers will be arranged to teach a certain number of trial classes. We will evaluate their performance in the probation period and we only hire on a full-time basis those who pass our evaluations. In general, approximately 20% of our candidates are able to complete this process. During the recruitment process, we mainly focus on candidates’ academic background, communication skills and classroom demeanor. We generally recruit our teachers through on-campus recruitment of university graduates and from time to time through referrals or online channels. Although we have adopted standardized content for most of our programs, we encourage teachers to put their own spin on their classes to keep students engaged. Therefore, we also target our faculty recruiting toward candidates with energetic and positive personalities who can connect with and motivate our students.

All of our teachers are required to attend our on-the-job training programs to ensure their familiarity with our latest educational content and our learning software and facilities. We design and implement in-house training programs for our teachers, which consist of courses on specific subjects and teaching techniques. Each teacher participates in a two-month orientation training session when first joining us, as well as a 48-hour on-the-job training program in each subsequent year. In addition, we continuously monitor our teachers’ mastery of their subject matter, teaching skills, and communication abilities. We have implemented nine tiers of pay grades for our faculty members, and through a stringent internal review process, our faculty members can be promoted to higher tiers based on a comprehensive evaluation of their teaching effectiveness and their delivery of education services, including their patience in answering student questions and proactiveness in following up on students’ needs.

Our Students

Our student base has grown at a rapid rate in recent years. We have maintained sizable student enrollment, which represents the cumulative total number of courses enrolled in and paid for by our students, and have had a high growth rate over recent years. Our student enrollment increased by 49.2% from 77,947 in the 2016 fiscal year to 116,294 in the 2017 fiscal year. For the six months ended August 31, 2017, our total student enrollment remained relatively stable at 56,375 as compared to the same period in 2016.

As our course offerings become more versatile, we have reached out to broader age groups of students. We started our kindergarten programs in 2015, and their student enrollment reached 1,306 in the 2016 fiscal year, 4,617 in the 2017 fiscal year and 1,669 for the first half of the 2018 fiscal year. We replicated this success with our middle school programs. We formally launched our middle school programs in 2017, and for the first half of the 2018 fiscal year, the students enrollment of our middle school programs was 5,272, of which 52.9% came from students who had previously taken classes in our elementary school programs.

We enroll our students primarily through word-of-mouth referrals. We have built a sterling reputation for effective education among parents and school admission offices. From the 2016 fiscal year to the 2017 fiscal year, our student enrollment grew 49.2%, while our selling and marketing expenses as a percentage of our revenues grew 20.2% during the same period.

Our Branding

Our brand name is highly regarded in the mathematics education field in Shanghai. The quality of our educational content and the effectiveness of our teaching methodologies have made us the first choice for our fellow education service providers as they seek strategic partners in mathematics education. Over the years, we have been invited to teach our course content at well-known K-12 schools, develop content for math camps together with universities, and host various leading mathematics competitions independently or with domestic and international education organizations. Through such strategic collaborations, we have strengthened our leading market position in Shanghai’s mathematics education field, further built up our brand name beyond Shanghai, and attracted motivated students from eastern China.

Collaboration with East China Normal University

In 2016, we entered into a framework agreement with ECNU, a university in Shanghai prominent in basic education, and launched a series of projects related to math education for K-12 students. One collaboration project includes a jointly-operated mathematics summer camp, which selects academically strong middle and high school students to attend for free. We participate in the course development process with ECNU and are responsible for student selection, while ECNU will be responsible for hosting and running the summer camp. We are also working with ECNU to establish math and science centers for K-12 students to demonstrate a variety of fun applications of math theories and principles such as Chinese ring puzzles and the Mobius strip. We expect the first such center to be built on the ECNU campus. In the meantime, we are in discussions with ECNU regarding jointly establish a math aptitude evaluation system for K-12 students.

Mathematics Competitions

Over the years, we have cooperated with both domestic and international education organizations and hosted 13 prominent mathematics competitions. Typically, we charge application fees to the students participating in the competitions. The most popular competitions include:

AIMO

The Asia International Mathematical Olympiad Open Contest is an annual international math Olympiad competition that originated in Hong Kong. It is one of the most influential math competitions in Asia, with an annual average of approximately 400,000 participating students in China. We are the exclusive cooperation partner with AIMO in Shanghai to host the competitions, and we have hosted the AIMO at our learning centers for three consecutive years since 2015.

AMC

The American Mathematics Competition is one of the most influential math competitions in the United States. It also serves as the qualifying test for the United States team for the International Mathematical Olympiad (IMO). The competitions attract an annual average of approximately 200,000 participating students globally. We are one of a limited number of cooperation partners with AMC in Shanghai, and we are the only authorized AMC test center that can publicly offer competition seats. We have hosted all levels of the AMC at our learning centers for five consecutive years since 2013.

IMAS

The International Mathematics Assessments for Schools, or IMAS, is a world-class mathematics assessment test mainly for students from fifth through eighth grade. The top scorers are eligible to attend the International Mathematics Summer Camp (IMSC) and International Mathematics Competition (IMC), two high profile international math competitions. We are the exclusive cooperation partner of IMAS in Shanghai to host the competition, and we have hosted the competition for six consecutive years since 2012.

Asia Pacific Cup

The Asia Pacific Elementary School Mathematics Olympiad Invitational Competition is one of the largest elementary school level math competitions in the PRC and has become one of the most highly regarded math competitions in the Asia Pacific region. We have been the exclusive cooperation partner with the Asia Pacific Cup in Shanghai to host the competition, and hosted the competition for nine consecutive years since 2008.

National Middle/High School Mathematics, Physics and Chemistry Competition

The National Middle/High School Mathematics, Physics and Chemistry Competition is a nationwide competition for middle and high school students. It tests the students’ knowledge of these three core subjects and has become increasingly influential. We are the exclusive cooperation partner in Shanghai to host the competition, and we have hosted the competition for seven times since 2009.

Student Services

Proactive and Individualized Assistance

Our teachers actively monitor the progress of each student and communicate directly with parents, typically through a WeChat group for the class. After each class, the teacher will follow up with parents once or twice during the week, monitoring students’ progress with their homework and answering any questions that students may have. For Ivy program classes, we assign a course advisor to each class who works with the teacher and is responsible for handling administrative matters, such as scheduling classes, checking homework and collecting student feedback, to provide more comprehensive support to our students and their parents.

Our Online Tutoring Platform and Mobile App

Our students can log on to our study center through our easy-to-use website and mobile app. They can watch lecture videos and explanations to difficult questions, download the syllabus and practice problem sets for their courses, search for courses they are interested in and check previous exam performance and analysis.

Competition

We face competition from national after-school education companies with operations in Shanghai such as New Oriental Education and TAL Education, as well as local after-school education service providers. The after-school education industry in the PRC is highly fragmented and rapidly developing. We believe the principal competitive factors in our business include the following:

•	reputation and brand;

•	quality of education services offered;

•	number of learning centers we operate;

•	ability to effectively tailor service offerings to specific needs of students and parents; and

•	ability to attract, train and retain high quality faculty members.

We believe that we compete favorably with our competitors on the basis of the above factors. However, some of our competitors may have greater access to financing and other resources, and a longer operating history than us. See “Risk Factors—Risks Related to Our Business—We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”

Intellectual Property

Our business relies substantially on the creation, use and protection of our proprietary curriculum and course materials. We have copyrights for our original course materials, including practice books, course videos and study software programs. Other forms of intellectual property include our trademarks and domain names. As of August 31, 2017, we had four registered trademarks. In addition, we have registered 28 domain names, including sijiedu.com.

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets and other proprietary rights is critical to our business, and we protect our intellectual property rights by relying on local laws and contractual restrictions. More specifically, we rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws in the PRC as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We enter into confidentiality agreements with our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

While we actively take steps to protect our proprietary rights, these steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. Also, we cannot be certain that the course materials that we license, and our redesign of these materials, do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors—Risks Related to Our Business—We may encounter disputes from time to time relating to our use of intellectual property of third parties.”

Facilities

Our headquarters are located in Shanghai, China. We have learning centers in Shanghai and four other cities in China. We lease our headquarters, which occupies approximately 4,271 square meters. We also lease all of our learning centers, which occupy an aggregate of approximately 24,900 square meters. The majority of lease agreements for our Shanghai learning centers have durations of two to six years. For most of our learning centers, we pay annual rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every other year based on a preset rate. We plan to obtain additional facilities for learning centers to carry out our future expansion generally through leases rather than purchases. For more details, see “—Our Learning Centers.”

Employees

The following table sets forth the numbers of our employees, categorized by function, as of August 31, 2017:

Functions	Number of Employees
Teachers	318
Learning center student services	180
General and administration	72
Sales, marketing and business development	37

Total	607

We had a total of 450 employees as of February 28, 2017.

We generally enter into standard employment agreements with our management and our educational content development personnel. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes as of the date of this prospectus.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover our liability should any injuries occur at our schools. We maintain medical insurance for our employees and management. We also maintain public liability insurance which covers property damage and casualty damage in accidents. We do not have property, business interruption, general third-party liability, product liability or key-man insurance. See “Risk Factors—Risks Related to Our Business—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other after-school education providers of similar size in the PRC.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

REGULATIONS

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in China and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment in Education

Foreign Investment Industries Guidance Catalog (2017 Revision)

Pursuant to the Foreign Investment Industries Guidance Catalog (2015 Revision), which was promulgated by the National Development and Reform Commission, and the Ministry of Commerce, and became effective on April 10, 2015, industries are classified into three categories: encouraged, restricted and prohibited. An industry not expressly listed on this catalog, such as operation of a training institution, is generally open to foreign investment unless specifically restricted or prohibited by other PRC regulations.

The Foreign Investment Industries Guidance Catalog (2017 Revision), which was promulgated on June 28, 2017 and took effect on July 28, 2017 replacing the abovementioned Foreign Investment Industries Guidance Catalog (2015 Revision), contains the same types of industry categories, with operation of training institution also open to foreign investment unless specifically restricted or prohibited by other PRC regulations.

Regulation on Sino-foreign Cooperation in Operating Schools and its Implementing Rules

Sino-foreign cooperation in operating schools in China is governed by the Regulation on Sino-foreign Cooperative Education (2013 Revision) promulgated by the State Council and the Implementing Rules for Sino-foreign Cooperative Education (2004) issued by the Ministry of Education. These rules encourage substantive cooperation between PRC educational organizations and foreign educational organizations with the relevant qualifications and experience in providing high quality education to jointly operate various types of schools in China. Any Sino-foreign cooperative school and cooperation education program shall be approved by the relevant PRC authorities and obtain a permit for Sino-foreign cooperation in operating schools.

Additionally, the Implementation Opinions of the Ministry of Education on Encouraging and Guiding the Entry of Private Capital in the Education Sector and Promoting the Healthy Development of Private Education (2012) encourage private investment and foreign investment in the education sector. According to these opinions, the proportion of foreign investment in a Sino-foreign cooperative education institution shall be less than 50%.

Regulations Relating to Private Education

PRC Education Law

The PRC Education Law (1995) promulgated by the PRC National People’s Congress stipulates that it is the government that formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institution, social organizations and individuals are encouraged to operate schools and other types of educational organizations. Under the PRC Education Law, no organization or individual may establish or operate a school or any other educational institution for profit-making purposes. On December 27, 2015, the Standing Committee of the PRC National People’s Congress, published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The PRC Education Law (2015 Revision) limits the prohibition of establishment or operation of schools or other educational institutions for profit-making purposes to only schools or other educational institutions established with full or partial governmental funding or government donated assets, which implies that schools or other educational institutions may operate for profit-making purposes if such schools or institutions operate without governmental funds or donated assets.

The PRC Education Law also stipulates the basic conditions to be fulfilled for the establishment of a school or any other educational institution, and the establishment, modification or termination of a school or any other educational institutions shall, in accordance with the relevant PRC laws and regulations, go through the procedures of examination, approval, registration or filing.

Private Education Law and Its Implementing Rules

The PRC Private Education Law (2013 Revision) promulgated by the Standing Committee of the PRC National People’s Congress and the Implementation Rules for the Private Education Law (2004) provide rules for social organizations or individuals to establish schools or other educational organizations using non-government funds in China. Such schools or educational organizations so established using non-government funds are referred to as “private schools.”

According to the Private Education Law, establishment of private schools for academic education, pre-school education, self-taught examination support and other cultural education are subject to approval by the authorities in charge of education at or above the county level, while establishment of private schools for vocational qualification training and vocational skill training are subject to approval by the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operating permit and shall be registered with the Ministry of Civil Affairs or its local counterparts as a private non-enterprise institution.

Under the Private Education Law and its Implementation Rules, private education is deemed as a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” Nonetheless, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. The election to establish a private school requiring reasonable returns shall be provided for in the articles of association of the school, and the percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected, and (iii) the school operation level and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns, and such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days of the decision made by the board. However, the PRC laws and regulations currently do not provide a formula or guidelines for determining “reasonable returns.” In addition, the PRC laws and regulations currently do not provide for sponsors’ economic rights in schools that do not distribute reasonable returns, nor do they have different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. As of the date of this prospectus, we have six affiliated entities in the PRC that are registered as schools, among which Taicang Yunling elected to be a school whose sponsor requires reasonable return while the rest elected to be schools whose sponsor does not require reasonable return.

The Decision of the Standing Committee of the National People’s Congress on Amending the Private Education Law was promulgated on November 7, 2016 and became effective on September 1, 2017. Under the amendment, the term “reasonable return” is no longer used and a new classification system for private schools is established based on whether they are established and operated for profit-making purposes. Sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, whereas all private schools could not be established for for-profit purposes prior to this amendment. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should be non-profit schools after this amendment comes into force. We currently intend to register all of our schools as for-profit schools when allowed. However, most local authorities are not accepting or approving applications of for-profit schools before the local implementing regulations being promulgated.

According to this amendment and relevant rules, the key features of the new classification system for private schools include the following:

•	Sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operational surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, while sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operational surplus of non-profit schools shall be used for the operation of the schools.

•	For-profit private schools are entitled to set their own tuition in accordance with market conditions, while the collection of fees by non-profit private schools shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government.

•	Where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights in accordance with the PRC laws.

•	The remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools while the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law.

•	Government authorities at or above the county level may support private schools by subscription to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The government authorities may further take such measures as government subsidies, funds rewards and incentives for donation in support of non-profit private schools.

Several Opinions on Encouraging Private Entities and Individuals to Operate Schools and Promote the Healthy Development of Private Education

On December 29, 2016, the State Council issued Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which encourages and promotes the development of private education. The opinions include differential administrative systems and supportive policies based on the new classification system, more relaxed market access to the operation of private schools, broader funding channels, diversified cooperative education and comprehensive exit mechanisms for termination of private schools. The State Council opinions also provides that each level of the government authorities shall increase their support to private schools in terms of financial investment, financial support, subsidy policies, preferential treatments on tax, land policies and fee policies, autonomous operation, and protecting the rights of teachers and students, among other things. Further, the State Council opinions require each level of the government to improve its local policies on private education.

Implementing Measures on Classification Registration of Private Schools

According to the Implementing Measures on Classification Registration of Private Schools jointly promulgated by the Ministry of Education, the Ministry of Human Resources and Social Security, the Ministry of Civil Affairs, the State Commission Office of Public Sectors Reform and the State Administration for Industry and Commerce on December 30, 2016, the establishment of a private school is subject to approval. Private schools that are approved to be established shall apply for a registration certificate or business license in accordance with the classification registration regulations after they are granted a private school operating permit by the competent governmental authorities. No definite effective date has been set for these measures.

These classification registration rules apply to private schools. Non-profit private schools which meet the requirements under the Interim Administrative Regulations on the Registration of Private Non-enterprise Entities and other relevant regulations shall apply to the Ministry of Civil Affairs, or its local counterparts for registration as private non-enterprise entities. Non-profit private schools which meet the requirements under the Interim Regulations on the Administration of the Registration of Public Institutions and other relevant regulations shall apply to the relevant administrative authority for registration as public institutions. For-profit private schools shall apply to the State Administration for Industry and Commerce, or its local counterparts for registration in accordance with the jurisdiction provisions set out by relevant laws and regulations.

These classification registration rules also apply to private schools which were established before the promulgation of the amendment to the Private Education Law. If one of these schools chooses to register as a non-profit private school, it shall amend its articles of association in accordance with the law, continue its operation, and complete the new registration formalities. If it chooses to register as a for-profit private school instead, it shall make financial clearing, clarify the ownership of the schools’ land, buildings and accumulations of previous operation with the consent of the relevant government authorities at or below the provincial level, pay the relevant taxes and fees, obtain a new operating permit, carry out its re-registration and continue its operation. Six of our learning centers that registered as schools will go through the re-registration procedures in the event that we proceed to register such learning centers as for-profit schools. The provincial government is responsible for formulating detailed measures on the alteration of registration of private schools in accordance with national laws and the local situation.

Implementing Measures for the Supervision and Administration of For-profit Private Schools

According to the Implementing Measures for the Supervision and Administration of For-profit Private Schools jointly promulgated by the Ministry of Education, the Ministry of Human Resources and Social Security, and the State Administration for Industry and Commerce on December 30, 2016, social organizations or individuals are permitted to run for-profit private colleges and universities and other higher education institutions, high schools and kindergartens, but are prohibited from running for-profit private schools implementing compulsory education. No definite effective date has been set for these measures.

According to these implementing measures, a social organization or individual running a for-profit private school shall have the financial strength appropriate to the level, type and scale of the school, and their net assets or monetary funds shall be sufficient for the costs of the school construction and development. Furthermore, the social organization running the for-profit private school shall be a legal person who is in good credit standing, and shall not be in the list of enterprises operating abnormally or the list of enterprises with serious breaches of law and discredited enterprises. Individuals running for-profit private schools shall be PRC citizens who reside in China, be in good credit standing without any criminal record and enjoy political rights and complete civil capacity.

Management Measures on Shanghai Non-diploma Educational Institutions

On September 22, 2015, the Shanghai local counterparts of the Ministry of Education and Ministry of Civil Affairs and the Shanghai Social Organization Management Bureau issued the Management Measures on Shanghai Non-diploma Educational Institutions, effective on October 15, 2015, which regulate the activities of non-diploma educational institutions, including their establishment, modification, management, termination and the supervision of these non-diploma educational institutions.

Generally, non-diploma educational institutions must conduct educational activities at the address stipulated in the private school operating permit, or the registered address. However, these measures also provide that non-diploma educational institutions may apply to establish branches of schools in different locations in Shanghai.

To establish a branch of school, the non-diploma educational institution shall apply to the local counterpart of the Ministry of Education where the registered address is, or the Approving Authority for approval. In the case that the registered address and the extended learning center are in different districts of Shanghai, the Approving Authority will seek advice from its counterpart in the region where the branch of school is to be established and the counterpart will provide its opinion within ten days thereafter. The Approving Authority will then make the final decision to approve or not approve the establishment of the branches of schools.

Local Regulations Relating to Commercial Private Training

The Regulations of Shanghai Municipality on Promotion of Lifelong Education (2011), promulgated by the Standing Committee of the Shanghai People’s Congress, formally implement a classification management scheme on private training institutions in Shanghai. These regulations provide different requirements and procedures for the establishment of nonprofit training institutions and commercial training institutions. Specifically, to set up a nonprofit training institution, the applicants shall first apply to the relevant authorities in charge of education or human resources and social welfare for approval and register such institution as a public institution or private non-enterprise institution after obtaining a private school operating permit in accordance with the relevant regulations of the state, while to establish a commercial training institution, the applicants shall apply with the local counterparts of the State Administration for Industry and Commerce for business registration directly, which will then consult with authorities in charge of education or human resources and social welfare before it decides whether to accept the application for business registration.

The local counterparts of the Ministry of Education, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce in Shanghai jointly promulgated the Interim Measures for Registration of Operational Private Training Institutions, or the Shanghai No. 228 Measures, on June 19, 2013, and the Interim Measures for Administration of Operational Private Training Institutions, or the Shanghai No. 5 Measures, on June 20, 2013. These two sets of measures set forth specific rules on business registration and operation of a commercial training institution, including that a commercial training institution shall open a special deposit account for tuition and fees, establish a control system on management of such special deposit account for tuition and fees, execute a normative training services agreement with the trainee or such trainee’s guardian and file its advertisement with the local counterparts of the Ministry of Education or the Ministry of Human Resources and Social Security before advertising. The Shanghai No. 228 Measures were effective from July 19, 2013 to July 18, 2015 and were further extended to December 31, 2016, and Shanghai No. 5 Measures were effective from July 20, 2013 to July 19, 2015 and were further extended to April 30, 2017. No renewal of these two sets of measures has been promulgated by the Shanghai government. Five of our learning centers were established pursuant to these regulations.

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, amended by the Standing Committee of the National People’s Congress on October 28, 2008, and became effective as of May 1, 2009, as well as other relevant detailed fire prevention regulations, require that schools must either obtain a fire safety assessment permit or complete a fire safety filing. Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Risk Factors—A significant portion of our learning centers are not in compliance with fire safety regulations, and a significant number of these learning centers occupy locations where they are unable to comply with fire safety regulations.” for further details on the compliance of Regulations on Fire Safety.

In addition, fire departments conduct spot inspections irregularly. Learning centers that fail to pass such inspections are also subject to monetary penalties and suspension of business operations.

Regulations Relating to Intellectual Property Rights

Copyrights

The Standing Committee of the National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

Domain Names

Pursuant to the Measures for the Administration of Internet Domain Names of China (2004) promulgated by the PRC Ministry of Industry and Information Technology with effect from December 20, 2004, “domain names” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the registrant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on time in accordance with the schedule set by the relevant domain name registrar. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar will cancel the domain name and notify the holder in writing. See “Business—Intellectual Property” for more details on the current situation of our domain names.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. See “Business—Intellectual Property” and “Risk Factors—We may encounter disputes from time to time relating to our use of the intellectual property of third parties.” for further details on our trademarks.

Regulations on Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE in 1997, the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance in 2003, and Measures for the Administration of the Registration of Foreign Debts, effective on May 13, 2013 and revised on May 4, 2015, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local branch, and may be increased or decreased upon approval by the Ministry of Commerce or its local branch. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the Ministry of Commerce or its local branch and registered at the SAIC or its local branch.

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by the Ministry of Commerce or its local branch has been obtained. In such approval and filing process of capital contributions, the Ministry of Commerce or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Industries Guidance Catalog. See “Regulations Relating to Foreign Investment in Education—Foreign Investment industries Guidance Catalog (2017 Revision)”. The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from the Ministry of Commerce or its local branch, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with the Ministry of Commerce or its local branch.

On January 11, 2017, People’s Bank of China promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing, or PBOC Circular 9. According to PBOC Circular 9, People’s Bank of China establishes a cross-border financing regulation system and the legal entities and financial institutions established in PRC excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing, shall be limited to the upper limit of the risk-weighted balance of such entity.

The enterprise shall, after signing the cross-border financing contract, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period starting from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-border financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-border financing in foreign currency will be determined by People’s Bank of China and SAFE.

On September 14, 2015, the National Development and Reform Commission promulgated Notice on Promoting the Administrative Reform of the Filing and Registration System for Enterprises’ Issuance of Foreign Debts, or NDRC Circular 2044. According to NDRC Circular 2044, an enterprise that plans to issue foreign debts shall apply to the National Development and Reform Commission in advance for filing, registration, and report issuance information to the National Development and Reform Commission within 10 business days after the completion of such issuance. The National Development and Reform Commission shall determine whether to accept the application within five business days from the date of receipt of the application, and issue the Certificate on the Filing and Registration of Foreign Debts Issued by Enterprises within seven business days from the date of accepting the application.

See “Risk Factors—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business” for further details.

Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Rules, as amended, and various regulations issued by SAFE, and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade and service-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of China. Payments for transactions that take place within China shall be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in China may, without the approval of SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (such as board resolutions, tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with SAFE or its local counterparts and approval form or filling with the relevant PRC government authorities (if necessary).

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event of change of basic information such as the individual shareholder, name, operation term, etc, or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. The SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

As of the date of this prospectus, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by SAFE Circular 37.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of an Overseas Publicly Listed Company, or SAFE Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject to fines and legal sanctions and may also limit the ability to contribute additional capital into wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on Tax

PRC Enterprise Income Tax Law

The PRC Enterprise Income Tax Law (2008), as amended in 2017, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise shall meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it shall be a company; (ii) it shall directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it shall have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that, in case of an equity transfer between two non-resident enterprises which occurs outside the PRC, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or SAT Circular 698. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in the PRC of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

PRC Value-added Tax

On January 1, 2012, the State Council officially launched a pilot VAT, reform program, applicable to businesses in selected industries. Businesses in the VAT reform program would pay VAT instead of business tax.

The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the VAT reform program was implemented throughout the PRC. On December 12, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the VAT reform program. On April 29, 2014, the Ministry of Finance and the State Administration of Taxation issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of business tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of business tax on a trial basis within the territory of the PRC, and in industries such as construction industries, real estate industries, financial industries, and living service industries. Pursuant to Circular on Further Clarifying Policies on Reinsurance, Real Estate Leasing and Non-diploma Education in Comprehensively Promoting the Pilot Collection of Value-added Tax in Lieu of Business Tax which came into effect on May 1, 2016, general taxpayers providing non-diploma education services may opt to adopt the simplified method for calculation of tax payable at a rate of 3%.

Regulations Relating to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law (2009 Revision) and the PRC Labor Contract Law (2012 Revision), a written labor contract shall be executed by employer and an employee when the employment relationship is established. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. The employer shall also pay severance to an employee where a labor contract, including a contract with an un-fixed term, is terminated or expires except that the termination is required by the employee or the statutory conditions are fulfilled. All employers shall compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

M&A Rules and Overseas Listing

The M&A Rules, were jointly adopted by six PRC regulatory authorities, including the CSRC, on August 8, 2006 and became effective as of September 8, 2006, and were later amended on June 22, 2009. The M&A Rules require, among other things, offshore SPVs, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe that CSRC approval is not required in the context of our initial public offering as we are not an SPV formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our PRC consolidated VIE. For a detailed description of the risk associated with the M&A Rules, see “Risk Factors—Risks Related to Doing Business in the PRC—We may be required to obtain prior approval of the China Securities Regulatory Commission of the listing and trading of our ADSs on the New York Stock Exchange.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Peiqing Tian	55	Chairman and Chief Executive Officer

Yi Zuo	42	Director and Chief Financial Officer

Shaoqing Jiang	43	Director

Zongwei Li**	45	Independent Director Appointee

Dele Liu**	49	Independent Director Appointee

**	Has accepted appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Peiqing Tian has served as our chairman and chief executive officer since our inception. Mr. Tian has been dedicated to math education and critical to the development and success of our business. Mr. Tian is the editor-in-chief of Elementary School Mathematical Thinking: Practice Problems and Solutions and various other books on math education. In addition, he has served in various head coach and organizational committee positions for math competitions, such as director of the Shanghai regional organization committee of the Asia International Mathematical Olympiad Open Contest in 2015, head coach and secretary-general of the Asia Pacific Elementary School Mathematics Olympiad Invitational Competition in 2014 and head of the Shanghai testing center of the American Mathematics Competition in 2013. Prior to founding our company, he served as a teacher at Shanghai Wuning Middle School from 1984 to 1989. Between 1989 and 2004, Mr. Tian worked in management roles in several travel agencies. He received his bachelor’s degree in mathematics from East China Normal University in 1984.

Yi Zuo has served as our director since February 2015 and our chief financial officer since March 2017. Prior to joining us, Ms. Zuo served as a partner and the head of the China team of Lihui Private Fund, a private equity fund, from 2013 to 2016. She also has approximately 10 years of experience in investment banking at UBS Group AG, Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch. Prior to that, she served as a consulting manager at PricewaterhouseCoopers from 1997 to 2000. She received her MBA from Stanford Business School in 2004 and her bachelor’s degree in economics from Fudan University in 1997.

Shaoqing Jiang has served as our director since April 2017. Mr. Jiang currently serves as the vice president and operational director of Chengwei Capital. He has over 10 years of experience in investments across the TMT, energy, semiconductor and environmental technologies sectors at Renaissance Environment Investment, Walden International, Cummings-Goldman Capital Partners and Chengwei Ventures. He received his MBA degree from Stern Business School of New York University in 2005 and his bachelor’s degree in English literature from Fudan University in 1997.

Zongwei Li will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Li has served as a managing director of Sailing Capital, a private equity fund, since June 2014. He served as an executive director and chief financial officer of Yingli Green Energy Holding Company Limited, a photovoltaic manufacturer listed on the New York Stock Exchange, from 2006 to 2014. He also has approximately 11 years of experience as a senior audit manager at Pricewaterhouse Coopers from 1995 to 2006. Prior to that, he served as a securities and futures trader at CITIC Securities from 1993 to 1995. Mr. Li is also currently an independent director and chairman of the audit committee of Yadea Group Holdings Ltd., an electric vehicle brand listed on the Hong Kong Stock Exchange. He also served as an independent director and chairman of the audit committee of Youku Tudou Inc., an Internet television company listed on the New York Stock Exchange from 2010 to 2016. Mr. Li received his MBA from

Olin School of Business, Washington University in St. Louis in 2006 and his bachelor’s degree in mechanical engineering from Shanghai Institute of Technology in 1993. Mr. Li is a certified member of China institute of Certified Public Accountants. His business address is Room 2003, Building 5, 989 Xikang Road, Shanghai 200060, China.

Dele Liu will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Liu is the vice chairman of Heyi Ventures, a venture capital firm. Mr. Liu served as president and executive director of Youku Tudou Inc., an Internet television company listed on the New York Stock Exchange from 2011 to 2016. He served as chief financial officer of Youku Tudou Inc. from 2006 to 2010. Prior to that, Mr. Liu served as vice president of Power Pacific Corporation Limited, an investment platform, from 1996 to 2005. Mr. Liu completed courses for program for Management Development at Harvard Business School in 2001. He received his bachelor’s degree from Shanghai Maritime University in 1991. His business address is 7th Floor, Tower B, Global Trade Center, 36 North 3rd Road East Road, Beijing 100094, China.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Zongwei Li and Dele Liu, and will be chaired by Zongwei Li. Each of Zongwei Li and Dele Liu satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the New York Stock Exchange and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that Zongwei Li qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the New York Stock Exchange Listed Company Manual. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with the management and our internal auditor and our independent registered public accounting firm;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee will consist of Zongwei Li and Dele Liu, and will be chaired by Dele Liu. Each of Zongwei Li and Dele Liu satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing and approving to the board with respect to the compensation for our chief executive officer;

•	overseeing and making recommendations with respect to the compensation for our officers and employees other than the chief executive officer;

•	selecting compensation and benefits consultants, legal counsel or other advisors that the Committee believes to be desirable or appropriate; and

•	reviewing and administrating all long-term incentive compensation, stock option, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Zongwei Li and Dele Liu, and will be chaired by Dele Liu. Each of Zongwei Li and Dele Liu satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing the performance of each incumbent director and considering the results of such evaluation when determining whether or not to recommend the nomination of such director for an additional term on an annual basis;

•	advising the board policies and procedures with respect to corporate governance matters;

•	evaluating its own performance on an annual basis; and

•	reporting to the board on its findings and actions periodically.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors shall hold office until the expiration of his or her term, or until his or her office is otherwise vacated. Each director whose term of office expires shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be removed from office by special resolution. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association. The compensation of our directors is determined by our board of directors. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We expect to enter into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer’s employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or the New York Stock Exchange Listed Company Manual, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the year ended February 28, 2017, we paid an aggregate of RMB3.0 million (US$0.5 million) in cash and benefits to our executive officers, and we did not pay any compensation to our non-executive directors during that period. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Name	Ordinary Shares(1) Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yi Zuo	400,000	10.78	March 27, 2017	March 27, 2027

(1)	Represents options to purchase ordinary shares.

Share Incentive Plans

We maintain share incentive plans in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders. The maximum number of ordinary shares which may be issued pursuant to our share incentive plans is 3,000,000.

2015 Share Incentive Plan

In June 2015, our board of directors approved the 2015 Share Incentive Plan, or the 2015 Plan, to provide additional incentives to our senior management and key employees. The 2015 Plan permits the grant of options to purchase our ordinary shares. As of the date of this prospectus, we granted 1,505,000 shares under the 2015 Plan.

On July 1, 2015, we granted options to purchase a total of 1,175,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options vest on a four-year schedule starting July 1, 2016, and will expire on June 30, 2025.

On July 1, 2016, we granted options to purchase a total of 330,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options vest on a four-year schedule starting July 1, 2017, and will expire on June 30, 2026.

The following paragraphs summarize the terms of the 2015 Plan.

Plan Administration. Our board of directors or a proxy appointed by our board of directors acts as the plan administrator. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Types of Awards. The 2015 Plan permits the grants of options to purchase ordinary shares.

Award Agreements. Each award under the 2015 Plan shall be evidenced by an award agreement between the award recipient and our company, which includes the provisions applicable in the event of the grantee’s employment or service terminates, and our company to amend and modify the award.

Eligibility. Only our senior management, start-up employees and key position holders of the company approved by our board of directors are eligible to receive awards or grants under the 2015 Plan.

Vesting Schedule. The awards granted or to be granted under the 2015 Plan have a four-year vesting schedule, with 25% of the awards vesting annually.

Amendment, Suspension or Termination. Our board of directors has the authority to amend, suspend or terminate the plan. However, no such action may adversely affect in any material way any award that has been granted or awarded to the recipient. Any amendment, suspension or termination shall be made by our board of directors in writing.

Transfer Restrictions. Subject also to all the transfer restrictions under the applicable laws and regulations and the restrictions set forth in the applicable award agreement, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.

2017 Share Incentive Plan

In March 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which permits the grant of options to purchase our ordinary shares, restricted shares and restricted share units. As of the date of this prospectus, we have granted awards for 1,110,000 shares under the 2017 Plan.

On March 27, 2017, we granted options to purchase a total of 1,110,000 ordinary shares to employees at a weighted average exercise price of US$1.63 per share. The options vest on a four-year schedule starting March 27, 2018, and will expire on March 26, 2027.

The following paragraphs summarize the terms of the 2017 Plan.

Plan Administration. Our board of directors or a committee appointed by our board of directors acts as the plan administrator. The board of directors or the committee may also delegate one or more members of our board of directors to grant or amend awards or take other administrative actions.

Types of Awards. The 2017 Plan authorizes the grant of options to purchase ordinary shares, the award of restricted shares and the award of restricted share units.

Award Agreements. Each award under the 2017 Plan shall be evidenced by an award agreement between the award recipient and our company, which may be any written notice, agreement, terms and conditions, contract or other instrument or document evidencing such award.

Eligibility. The plan administrator may select among the following eligible individuals to whom an award may be granted: (i) our employees, (ii) consultants or advisers contracted directly with us, who render bona fide services to us (except in connection with the offer or sale of securities in a capital-raising transaction or which directly or indirectly promote or maintain a market for our securities), and (iii) directors who are not our employees; provided however that awards shall not be granted to consultants or non-employee directors who are resident of any country in the European Union and any other country, which pursuant to the applicable laws, does not allow grants to non-employee.

Term of Awards. Each award under the 2017 Plan shall vest or be exercised not more than 10 years after the date of grant unless extended by the plan administrator. Each share award is subject to earlier termination as set forth in the 2017 Plan. The award is only exercisable before the eligible individual’s termination of service with us, except as determined otherwise by the plan administrator or set forth in the award agreement.

Vesting Schedule and Other Restrictions. The plan administrator has discretion in determining the individual vesting schedules and other restrictions applicable to the awards granted under the 2017 Plan. The vesting schedule is set forth in the award agreement.

Exercise Price and Purchase Price. The plan administrator has discretion in determining the price of the awards, which can be fixed or variable related to the fair market value of the underlying ordinary shares and are subject to a number of limitations.

Acceleration of Vesting upon Corporate Transaction. Upon the occurrence of a change in control event, the plan administrator may accelerate the vesting, make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding awards (or the cash, securities or other property deliverable to the holder(s) of any or all outstanding awards) based upon, to the extent relevant in the circumstances, the distribution or consideration payable to holders of the ordinary shares upon or in respect of such event.

Termination. The 2017 Plan shall expire on the tenth anniversary of the date when our board of directors adopted the 2017 Plan.

Amendment, Suspension or Termination. No amendment, modification or termination of the 2017 Plan shall, without the prior written consent of the award recipients, adversely affect in any material way any award that has been granted or awarded prior to such amendment, suspension or termination. Subject to the above, the plan administrator may at any time terminate, amend or modify the 2017 Plan, except where shareholder approval is required to comply with applicable laws or where the amendment relates to (i) any increases in the number of shares available under the 2017 Plan (other than any adjustment permitted under the 2017 Plan), or (ii) an extension of the term of the 2017 Plan or the exercise period for an option beyond ten years from the date of grant. To the extent permissible under the applicable laws, our board of directors may decide to follow home country practice not to seek shareholder approval for any amendment or modification of the 2017 Plan.

Transfer Restrictions. Subject also to all the transfer restrictions under the applicable laws and regulations and the restrictions set forth in the applicable award agreement, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below are based on 19,222,222 ordinary shares outstanding as of the date of this prospectus on an as-converted basis and 23,822,222 ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent†	Number	Percent†	Number	Percent††
Directors and Executive Officers:
Peiqing Tian(1)	9,666,667	50.3%	—	—	9,666,667	40.6%
Yi Zuo*(2)	422,222	2.2%	—	—	422,222	1.8%
Shaoqing Jiang	—	—	—	—	—	—
Zongwei Li**	—	—	—	—	—	—
Dele Liu**	—	—	—	—	—	—
All directors and executive officers as a group	10,088,889	52.5%	—	—	10,088,889	42.4%
Principal and Selling Shareholders:
Chengwei Capital HK Limited(3)	3,133,333	16.3%	—	—	3,133,333	13.2%
Crimson Capital Partners III, L.P.(4)	2,533,333	13.2%	450,000	2.3%	2,083,333	8.7%
Jun Guo(5)	2,100,000	10.9%	—	—	2,100,000	8.8%

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (i) 19,222,222 which is the total number of ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus.
††	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (i) 23,822,222 which is the total number of ordinary shares outstanding immediately after the completion of this offering, and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus.
*	Yi Zuo, through Harvest Consulting Holding Limited, have granted to the underwriters an option to purchase up to an aggregate of 300,000 additional ADSs to cover over-allotments.
**	Each of Zongwei Li and Dele Liu has accepted appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)	Consists of 9,666,667 ordinary shares held by Four Season Education Holdings Limited. Four Season Education Holdings Limited, a British Virgin Islands company, is wholly-owned by Mr. Peiqing Tian. Mr. Peiqing Tian’s business address is 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai 200070, PRC.
(2)	Consists of 422,222 ordinary shares held by Harvest Consulting Holding Limited, a British Virgin Islands company. Ms. Yi Zuo is the sole shareholder of Harvest Consulting Holding Limited. Ms. Yi Zuo’s business address is 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai 200070, PRC.
(3)	Consists of 1,800,000 Series A preferred shares and 1,333,333 Series A-1 preferred shares held by Chengwei Capital HK Limited, a company incorporated in Hong Kong. Chengwei Capital HK Limited is wholly-owned by Chengwei Evergreen Capital, LP, whose general partner is Chengwei Evergreen Management, LLC. Chengwei Evergreen Capital, LP is 99% economically owned by institutional LPs whose beneficial owners are not controlling persons and are not natural persons. Chengwei Evergreen Management, LLC has 1% economic ownership of Chengwei Evergreen Capital, LP and EXL Holdings, LLC has 100% controlling voting power of Chengwei Evergreen Management, LLC. Eric Xun Li has 100% controlling voting power of EXL Holdings, LLC. The address of Chengwei Capital HK Limited is 18th Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
(4)	Consists of 1,200,000 Series A preferred shares and 888,889 Series A-1 preferred shares held directly by Crimson Capital Partners III, L.P., a Cayman Islands company, and 444,444 ordinary shares held by Sandhill Investment Holding Limited, a wholly-owned entity of Crimson Capital Partners III, L.P. The natural person ultimately controlling Crimson Capital Partners III, L.P. is John-Paul Ho. The address of Crimson Capital Partners III, L.P. is c/o Walkers SPV Limited, P.O. Box 908GT, Grand Cayman, Cayman Islands.
(5)	Consists of 2,100,000 ordinary shares held by Banya Holding Limited, a British Virgin Islands company. Ms. Jun Guo is the Sole Shareholder of Banya Holding Limited. Ms. Jun Guo’s business address is 14th Floor, Zi’an Building, No. 309 Yuyuan Road, Jing’an District, Shanghai 200040, China.

As of the date of this prospectus, we did not have any ordinary shares outstanding that were held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our existing shareholders will have voting rights different from other shareholders upon the completion of this offering. See “Description of Share Capital—History of Securities Issuances and Transfers” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders. Each selling shareholder named above acquired its shares in offerings that were exempted from registration under the Securities Act of 1933, as amended, or the Securities Act, because such offerings involved either private placements or offshore sales to non-U.S. persons.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

Private Placements

See “Description of Share Capital—History of Securities Issuances and Transfers.”

Shareholders Agreement

In connection with our issuance of Series A preferred shares and Series A-1 preferred shares, we and our shareholders entered into a shareholders agreement on February 17, 2015, as further amended and restated on August 19, 2016, or the shareholders agreement, which is currently effective. For purpose of this section, shareholders mean Chengwei Capital HK Limited, Crimson Capital Partners III, L.P.

Under the shareholders agreement,

•	the board of directors shall include one director appointed by Chengwei Capital HK Limited and one by Crimson Capital Partners III, L.P.; and

•	our investors have the pre-emptive right to participate on a pro rata basis in the subscription of any new securities issued by us, not including equity securities issued by us pursuant to this initial public offering.

In addition, according to the shareholders agreement, holders of the following securities are entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration: (i) any ordinary shares issued or issuable upon conversion of Series A and Series A-1 preferred shares, (ii) any ordinary shares issued or issuable as a dividend or other distribution with respect to, in exchange for, or in replacement of, any Series A and Series A-1 preferred shares or ordinary shares described in (i), and (iii) any ordinary shares owned or thereafter acquired by shareholders. Notwithstanding the foregoing, such securities shall not include any securities sold by a person in a transaction in which the registration rights set forth under the shareholders agreement are not assigned or any securities sold in a registered public offering under the Securities Act or analogous statute of another jurisdiction, or sold or can be sold without restrictions pursuant to Rule 144 promulgated under the Securities Act or analogous statute of another jurisdiction, or otherwise.

Except for the registration rights and certain restrictions of transfer of our shares, all the rights summarized above will terminate upon the completion of this offering or the deemed liquidation defined in the shareholders agreement.

See “Description of Share Capital—Registration Rights.” for more details of the registration rights.

Other Transactions with Related Parties

Purchases of Services Provided by Related Parties

We purchase technological services for the establishment of our IT system infrastructure and the establishment of our practice problem set database from Shanghai Fuxi Network Co. Ltd., and agency services for employee travel activities from Shanghai Jiaxin Travel Agency, which are entities controlled by Mr. Peiqing Tian, our Chairman and CEO. For the 2016 and 2017 fiscal years and the first half of the 2018 fiscal year, we entered into transactions of an aggregate of approximately RMB2.8 million, RMB4.2 million (US$0.6 million) and RMB1.8 million (US$0.3 million), respectively, to purchase services from related parties.

Revenues Collected on Behalf of the Group by Related Parties

For the 2016 and 2017 fiscal years and the six months ended August 31, 2017, one entity controlled by Mr. Peiqing Tian, our Chairman and CEO, Shanghai Jiaxin Travel Agency, collected approximately RMB0.6 million, RMB20,000 (US$3,035) and RMB16,000 (US$2,428), respectively, on behalf of our company.

Disposal of Investment in an Affiliate to Related Parties

During the 2017 fiscal year, we disposed of our investment in an affiliate to Mr. Peiqing Tian for cash consideration of RMB300,000 (US$45,532), which has been fully paid.

Amounts Due from Related Parties

As of February 29, 2016, Mr. Peiqing Tian, our Chairman and CEO, held RMB35.5 million in cash and cash equivalents on our behalf. As of February 28, 2017, Mr. Peiqing Tian held RMB32.9 million (US$5.0 million) in cash and cash equivalents on our behalf, of which RMB32.2 million (US$4.9 million) was transferred to us in June 2017. The remaining RMB0.7 million (US$0.1 million) was transferred to us in July 2017. Going forward, we do not plan to continue or resume such arrangement.

We have also extended loans that are interest-free, unsecured and payable on demand to certain related parties. In the 2017 fiscal year, we extended a loan of RMB4.0 million (US$0.6 million) to Mr. Peiqing Tian for his personal use. This loan has been fully repaid in August 2017. In the 2016 and 2017 fiscal years, we extended loans to certain entities controlled by Mr. Peiqing Tian, namely Shanghai Fuxi Network Co., Ltd. and Shanghai Jiaxin Travel Agency. As of February 29, 2016 and February 28, 2017, the outstanding principal amount under such loans was RMB4.5 million and RM8.2 million (US$1.2 million), respectively. These loans are fully repaid in July 2017.

Share Incentive Plan

See “Management—Compensation of Directors and Executive Officers.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000.00 divided into (i) 494,777,778 ordinary shares of a par value of US$0.0001 each, (ii) 3,000,000 Series A preferred shares of a par value of US$0.0001 each and (iii) 2,222,222 Series A-1 preferred shares of a par value of US$0.0001 each. As of the date of this prospectus, 14,000,000 ordinary shares, 3,000,000 Series A preferred shares and 2,222,222 Series A-1 preferred shares are issued and outstanding. All of our issued and outstanding ordinary shares and preferred shares are fully paid.

All of our issued and outstanding Series A and Series A-1 preferred shares will automatically convert into our voting ordinary shares at a conversion ratio of 1-to-1 immediately prior to the completion of this offering.

Immediately upon the completion of this offering, there will be 23,822,222 ordinary shares outstanding, including a total of 5,222,222 ordinary shares resulting from the automatic conversion of all of our outstanding preferred shares, assuming the underwriters do not exercise the over-allotment option.

Our shareholders have conditionally adopted a second amended and restated memorandum and articles of association, or post-IPO memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of our post-IPO memorandum and articles of association that will become effective immediately prior to the completion of this offering, and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our post-IPO memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Conversion

All of our issued and outstanding Series A and Series A-1 preferred shares will automatically convert into our voting ordinary shares at a conversion ratio of 1-to-1 immediately prior to the completion of this offering.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, our company’s register of members will be immediately updated to record and give effect to the issue of ordinary shares by us to the depositary (or its custodian or nominee). Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their names.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or our company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholder present in person or by proxy entitled to vote and who together hold not less than 10% of all voting power of our share capital in issue and entitled to vote. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-IPO memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the New York Stock Exchange Listed Company Manual.

Shareholders’ general meetings may be convened by a majority of our board of directors. The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-IPO memorandum and articles of association allow our shareholders holding in aggregate, at the date of such requisition, not less than one-third of all voting power of our share capital in issue and entitled to vote to requisition an extraordinary general meeting of the shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for any general meeting of shareholders consists of one or more shareholders holding not less than one-third of all voting power of our share capital in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders.

Transfer of Ordinary Shares

Subject to the restrictions in our post-IPO memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they are obligated to, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-IPO memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissenting minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against, or a derivative action in the name of, a company to challenge the following acts in the following circumstances:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation.

A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third-party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under our post-IPO memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Majority Independent Board

A domestic U.S. company listed on the New York Stock Exchange must comply with the requirement that a majority of the board of directors must be comprised of independent directors as defined under Section 303A of the Corporate Governance Rules of the New York Stock Exchange. A Cayman Islands company is allowed to follow home country practices in lieu of this rule, and there is no similar requirement under the laws of the Cayman Islands.

Indemnification

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-IPO memorandum and articles of association permit indemnification of officers and directors against losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-IPO memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-IPO memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-IPO articles of association allow our shareholders holding in aggregate, at the date of such requisition, not less than one-third of all voting power of our share capital in issue and entitled to vote to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-IPO articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-IPO memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association, directors can be removed by a special resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution of our shareholders on the basis that our company is unable to pay its debts as they fall due. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

If at any time, our share capital is divided into different classes of shares, under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association and as permitted by the Companies Law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-IPO memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions

Some provisions of our post-IPO memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-IPO memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our post-IPO memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Our post-IPO memorandum and articles of association do not provide for staggered board of directors.

History of Securities Issuances and Transfers

The following is a summary of our securities issuances and transfers in the past three years.

Ordinary Shares

In connection with our incorporation in the Cayman Islands on June 9, 2014, we issued one ordinary share at par value of US$0.0001 to Sertus Nominees (Cayman) Limited, which was transferred to Four Seasons Education Holdings Limited on the same day. In February 2015, we issued 13,999,999 ordinary shares at a par value of US$0.0001 per share to Four Seasons Education Holdings Limited. In October 2016, Four Seasons Education Holdings Limited transferred 444,444 ordinary shares to Sandhill Investment Holding Limited and

222,222 ordinary shares to Harvest Consulting Holding Limited, respectively. In February 2017, Four Seasons Education Holdings Limited transferred 200,000 ordinary shares to Harvest Consulting Holding Limited. In June 2017, Four Seasons Education Holding Limited transferred 2,100,000 ordinary shares to Banya Holding Limited and 700,000 ordinary shares to Bombax Ceiba Holding Limited. In July 2017, Four Seasons Education Holding Limited transferred 666,667 ordinary shares to Phoenix Investment Limited.

From time to time, we also issue ordinary shares to our officers, directors, employees and consultants pursuant to our share incentive plans.

Preferred Shares

In February 2015, we issued 1,800,000 Series A preferred shares and warrants to purchase Series A-1 preferred shares to Chengwei Capital HK Limited at an aggregate purchase price of US$2,936,953, and 1,200,000 Series A preferred shares and warrants to purchase Series A-1 preferred shares to Crimson Capital Partners III, L.P. at an aggregate purchase price of US$1,957,969.

In August 2016, we issued 1,333,333 Series A-1 preferred shares to Chengwei Capital HK Limited at an aggregate purchase price of US$6,666,667, and 888,889 Series A-1 preferred shares to Crimson Capital Partners III, L.P. at an aggregate purchase price of US$4,444,444.

Each of our issued and outstanding preferred shares will automatically convert into one voting ordinary share upon completion of this offering.

Options, Shares Appreciation Rights, Restricted or Unrestricted Shares

See “Management—Share Incentive Plans.”

Shareholders’ Rights

See “Related Party Transactions—Shareholders Agreement.”

Registration Rights

Under the shareholders agreement entered into on February 17, 2015, as further amended and restated on August 19, 2016, we have granted certain registration rights to holders of the following securities, which include: (i) any ordinary shares issued or issuable upon conversion of Series A and Series A-1 preferred shares, (ii) any ordinary shares issued or issuable as a dividend or other distribution with respect to, in exchange for, or in replacement of, any Series A and Series A-1 preferred shares or ordinary shares described in (i), and (iii) any ordinary shares owned or thereafter acquired by Chengwei Capital HK Limited and Crimson Capital Partners III, L.P. Set forth below is a description of the registration rights.

Demand Registration Rights

At any time following the date that is the six month anniversary of the consummation of an initial public offering, holders of at least 10% of the voting power of the then outstanding registrable securities have the right to demand that we file a registration statement covering the registration of the registrable securities. We, however, are not obliged to effect a demand registration if (i) we have actively employed our reasonable best efforts to cause a demand registration or F-3 registration to become effective within a 60 day period, and such holders have had an opportunity to participate in the registration; (ii) we have made a registration pertaining to our ordinary shares, and such holders have had an opportunity to participate in the registration; or (iii) we would be required to execute a general consent to service of process in effecting such demand registration. We shall have no obligation to effect more than three demand registrations provided that such registrations have been declared or ordered effective. We also have the right to postpone the filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith that it would be materially detrimental to us and our shareholders for such registration to be effected at such time. We may not utilize this right more than once during any 12-month period and we may not register any other of our securities during such 12-month period.

Piggyback Registration Rights

If we propose to register any of our shares under the Securities Act for purposes of effecting a public offering of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding registration statements relating to any registration pursuant to any employee benefit plan or a corporate reorganization), we must afford holders of registrable securities an opportunity to include all or any part of their registrable securities then held by them in the registration.

Form F-3 Registration Rights

Any holders of the registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities then owned by such holders. There will be no limit on the number of times the holders may request registration of registrable securities. However, we are not obligated to effect such registration, qualification or compliance if (i) Form F-3 is not available for such offering by such holders; (ii) we have actively employed our reasonable best efforts to cause a demand registration or F-3 registration to become effective within a 60 day period, and such holders have had an opportunity to participate in the registration; (iii) we have made a registration pertaining to our ordinary shares, and such holders have had an opportunity to participate in the registration; or (iv) we would be required to execute a general consent to service of process in effecting such demand registration.

We also have the right to postpone the filing of the Form F-3 registration statement for a period of not more than 90 days if our board of directors determines in the good faith that it would be materially detrimental to us and our shareholders for such Form F-3 registration to be effected at such time. We may not utilize this right more than once during any 12-month period and we may not register any other of our securities during such 120-day period.

Expenses of Registration

We will pay all expenses (other than underwriting discounts and commissions relating to the registrable securities sold by the holders) in connection with any demand registration, piggyback registration and Form F-3 registration. In the demand registration, we are not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of at least two-thirds in voting power of the registrable securities to be registered, subject to a few exceptions.

Termination of Our Obligations on the Registration Rights

Notwithstanding the foregoing, we will have no obligation to effect the demand registration, piggyback registration or Form F-3 registration of any registrable securities (i) five years after the completion of a Qualified IPO, or (ii) if all such registrable securities proposed to be sold by a holder (and any of its affiliate with whom such holder must aggregate its sales under Rule 144) may then be sold without restriction pursuant to Rule 144 under the Securities Act.

“Market Stand-Off” Agreement

To the extent requested by the managing underwriters of our securities in a Qualified IPO in connection with a registration, subject to certain conditions, such holder will not (i) sell or otherwise transfer or dispose of any registrable securities or our other shares owned by such holder, nor (ii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of such securities immediately prior to the date of the final prospectus relating to such IPO.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each two ADSs will represent ownership of one ordinary share, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

•	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancelation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•       To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancelation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancelation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancelation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancelation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancelation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 10,100,000 ADSs outstanding, representing 5,050,000 ordinary shares, or approximately 21.2% of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs (or approximately 20.7% of our outstanding ordinary shares, if the underwriters exercise in full their option to purchase additional ADSs). All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the New York Stock Exchange, we cannot assure you that a regular trading market for our ADSs will develop in the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of the ADSs or ordinary shares or any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, the ADSs or ordinary shares or any substantially similar securities, without the prior written consent of Morgan Stanley & Co. International plc and Citigroup Global Markets Inc. for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Our directors and executive officers and all of our existing shareholders and option holders have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, any ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, or for ADSs or, for a period ending 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or our existing shareholders and option holders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

Our affiliates who have beneficially owned “restricted securities” for at least six months would be entitled to sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, including shares represented by ADSs, which will equal approximately 238,222 ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, (or 244,297 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full); or

•	the average weekly trading volume of our ordinary shares, including shares represented by ADSs, on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, shares held by our affiliates would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions.

TAXATION

The following summary of Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of the PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—Certain United States Federal Income Tax Considerations” constitute the opinion of Kirkland & Ellis LLP, our United States counsel, as to the material United States federal income tax consequences to United States Holders (as defined below) of an investment in the ADSs or the ordinary shares to which such ADSs relate.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

PRC Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the State Administration of Taxation in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. We are incorporated outside the PRC. As a holding company, our key assets are our ownership interests in our subsidiaries, and our key assets are located, and our records (including the resolutions of our board of directors and the resolutions of our shareholders) are maintained, outside the PRC. As such, we do not believe that we meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of the PRC are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, the holding company is generally subject to a 25% enterprise income tax rate on its worldwide income. In addition, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs. See “Risk Factors—Risk Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Certain United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares in the offering. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the IRS, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to these Offerings.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of investing in and holding the ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that United States holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an ADS by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States holders of ADSs, including individual United States holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States (which we do not expect to be the case for the ADSs or ordinary shares) or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Taxation—PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

Any PRC withholding taxes imposed on dividends paid to you with respect to the ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the Share for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “Taxation—PRC Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not believe we were a PFIC, for United States federal income tax purposes for our taxable year ended February 28, 2017, and do not expect to be treated as a PFIC for our current taxable year ending February 28, 2018. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending February 28, 2018, or for any future taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs or ordinary shares from time to time) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of the ADSs or ordinary shares on the New York Stock Exchange. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all ‘‘specified foreign financial assets’’ (as defined in the Code) does not exceed $50,000.

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

Medicare Tax

Certain United States Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividend and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. United States Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of the ADSs or ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc, Citigroup Global Markets Inc. and China Renaissance Securities (Hong Kong) Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Citigroup Global Markets Inc.
China Renaissance Securities (Hong Kong) Limited

Total	10,100,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,515,000 additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$             and the total proceeds to us (before expenses) would be US$            . We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

The table below shows the per ADS and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the selling shareholders and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,515,000 ADSs.

	Paid by us		Paid by the Selling Shareholders
Underwriting Discounts and Commissions	No Exercise	Full Exercise	No Exercise	Full Exercise
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$3.2 million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, FINRA-related fees and expenses of the underwriters’ legal counsel (not to exceed US$35,000), the New York Stock Exchange listing fee, and printing, legal, accounting and miscellaneous expenses.

Our ADSs have been approved for listing on New York Stock Exchange under the symbol “FEDU.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. International plc and Citigroup Global Markets Inc., subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

Our directors and executive officers and all of our existing shareholders and option holders have agreed that, without the prior written consent of the representatives, such director, officer or shareholder, subject to certain exceptions, will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. International plc and Citigroup Global Markets Inc., we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraphs to do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we and the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments that the underwriters may be required to make for these liabilities.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 707,000 ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, U.S.A. The address of China Renaissance Securities (Hong Kong) Limited is Unit 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or, each, a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the NYSE listing fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	US$	15,907
NYSE listing fee	US$	25,000
FINRA filing fee	US$	19,665
Printing and engraving expenses	US$	89,000
Legal fees and expenses	US$	1,900,000
Accounting fees and expenses	US$	450,000
Miscellaneous	US$	675,000

Total	US$	3,174,572

These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us and each of the selling shareholders in proportion to the numbers of ADSs sold in the offering by us and by each of the selling shareholders.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal securities and New York State law in connection with this offering will be passed upon for us by Kirkland & Ellis International LLP. Certain legal matters with respect to U.S. federal securities and New York State law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to the PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Fangda Partners. Kirkland & Ellis International LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law, and Jingtian & Gongcheng with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of February 29, 2016 and February 28, 2017 and for each of the two years in the period ended February 28, 2017 included in this prospectus and the related financial statement schedule have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the translation of Renminbi amounts to U.S. dollar amounts). Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at Bund Center, 30th Floor 222 Yan An Road East, Shanghai, the PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1, including exhibits, with the SEC under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Four Seasons Education (Cayman) Inc.

We have audited the accompanying consolidated balance sheets of Four Seasons Education (Cayman) Inc. (the “Company”), its subsidiaries, variable interest entities and subsidiaries of variable interest entities (collectively referred to as the “Group”) as of February 29, 2016 and February 28, 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the two years in the period ended February 28, 2017. Our audits also included the financial statement schedule listed in the Index. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of February 29, 2016 and February 28, 2017, and the results of their operations and their cash flows for the two years in the period ended February 28, 2017, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

June 29, 2017 (October 6, 2017 as to the convenience translation described in Note 2(g))

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of February 29, 2016	As of February 28, 2017
	Note	RMB	RMB	USD
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents		42,328	230,968	35,055
Accounts receivable		254	223	34
Amounts due from related parties	11	40,057	45,145	6,852
Other receivables, deposits and other assets	4	3,233	6,282	953

Total current assets		85,872	282,618	42,894

Property and equipment, net	5	2,348	7,395	1,122
Goodwill	3	—	557	85
Deferred tax assets		488	1,018	155
Investment in equity investee		116	—	—
Rental deposits—non-current		2,128	4,538	688

Total non-current assets		5,080	13,508	2,050

TOTAL ASSETS		90,952	296,126	44,944

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of nil and RMB420 as of February 29, 2016 and February 28, 2017, respectively)	11	—	420	64
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB11,573 and RMB32,250 as of February 29, 2016 and February 28, 2017, respectively)	6	11,573	32,250	4,895
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB2,633 and RMB7,170 as of February 29, 2016 and February 28, 2017, respectively)		2,633	7,170	1,088
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Four Seasons Education (Cayman) Inc. of RMB 38,101, and RMB84,843 as of February 29, 2016 and February 28, 2017, respectively)		38,101	84,843	12,876

Total current liabilities		52,307	124,683	18,923

Warrants	10	39,592	—	—

Total non-current liabilities		39,592	—	—

TOTAL LIABILITIES		91,899	124,683	18,923

		As of February 29, 2016	As of February 28, 2017
	Note	RMB	RMB	USD
				(Note 2)
Commitments and Contingencies	12	—	—	—

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value; 3,000,000 shares authorized, issued and outstanding as of February 29, 2016 and February 28, 2017, respectively)	10	22,174	22,174	3,365
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; nil and 2,222,222 shares authorized, issued and outstanding as of February 29, 2016 and February 28, 2017, respectively)	10	—	141,633	21,496

Total mezzanine equity		22,174	163,807	24,861

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 14,000,000 shares issued and outstanding as of February 29, 2016 and February 28, 2017)		9	9	1
Additional paid-in capital		4,942	8,305	1,260
Accumulated deficit		(30,588)	(12,922)	(1,961)
Accumulated other comprehensive income		2,028	6,462	981

Shareholders’ equity		(23,609)	1,854	281
Non-controlling interests	13	488	5,782	879

Total equity		(23,121)	7,636	1,160

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		90,952	296,126	44,944

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2017

(Amounts in thousands, except for share and per share data)

		2016	2017
	Note	RMB	RMB	USD (Note 2)
Revenue	14	93,801	203,188	30,838
Cost of revenue		(54,986)	(85,349)	(12,953)

Gross profit		38,815	117,839	17,885
General and administrative expenses		(27,725)	(42,071)	(6,385)
Sales and marketing expenses		(4,827)	(12,563)	(1,907)

Operating income		6,263	63,205	9,593
Subsidy income		299	579	88
Interest income, net		1,094	3,037	461
Other expenses, net		(1,953)	(1,089)	(165)
Fair value change of warrants		(31,766)	(28,473)	(4,322)

Income (loss) before income taxes and income (loss) from equity in affiliates		(26,063)	37,259	5,655
Income tax expense	8	(4,841)	(19,804)	(3,006)
Loss from equity in affiliates, net of taxes		(184)	(116)	(18)

Net income (loss)		(31,088)	17,339	2,631
Net loss attributable to non-controlling interest	13	(112)	(327)	(50)

Net income (loss) attributable to Four Seasons Education (Cayman) Inc.		(30,976)	17,666	2,681

Net income (loss) per ordinary share:
—Basic	9	(2.21)	0.97	0.15
—Diluted	9	(2.21)	0.94	0.14
Weighted average shares used in calculating net income (loss) per ordinary share:
—Basic	9	14,000,000	14,000,000	14,000,000
—Diluted	9	14,000,000	14,470,129	14,470,129

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2017

(Amounts in thousands, except for share and per share data)

		2016	2017
	Note	RMB	RMB	USD (Note 2)
Net income (loss)		(31,088)	17,339	2,631
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments		1,967	4,434	673

Comprehensive income (loss)		(29,121)	21,773	3,304
Less: Comprehensive loss attributable to non-controlling interest		(112)	(327)	(50)

Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.		(29,009)	22,100	3,354

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Total Four Seasons Education (Cayman) Inc. Shareholders’ Equity	Non- controlling interests	Total equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at March 1,2015	14,000,000	9	4,000	388	61	4,458	—	4,458
Net loss for the year	—	—	—	(30,976)	—	(30,976)	(112)	(31,088)
Foreign currency translation adjustments	—	—	—	—	1,967	1,967	—	1,967
Share-based compensation	—	—	942	—	—	942	—	942
Non-controlling interests capital injection	—	—	—	—	—	—	600	600

Balance at February 29, 2016	14,000,000	9	4,942	(30,588)	2,028	(23,609)	488	(23,121)
Net income (loss) for the year	—	—	—	17,666	—	17,666	(327)	17,339
Foreign currency translation adjustments	—	—	—	—	4,434	4,434	—	4,434
Share-based compensation	—	—	3,363	—	—	3,363	—	3,363
Non-controlling interests capital injection	—	—	—	—	—	—	1,335	1,335
Acquisition of subsidiary	—	—	—	—	—	—	4,286	4,286

Balance at February 28, 2017 in RMB	14,000,000	9	8,305	(12,922)	6,462	1,854	5,782	7,636

Balance at February 28, 2017 in USD (Note 2)	14,000,000	1	1,260	(1,961)	981	281	879	1,160

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2017

(Amounts in thousands, except for share and per share data)

	2016	2017
	RMB	RMB	USD (Note 2)
Cash flows from operating activities
Net (loss) income for the year	(31,088)	17,339	2,631
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	942	3,363	510
Depreciation	530	1,755	266
Loss from equity in affiliates, net of taxes	184	116	18
Gain on disposal of equity in affiliates	—	(300)	(46)
Fair value change of warrants	31,766	28,473	4,322
Changes in operating assets and liabilities and other, net:
Accounts receivable	(254)	152	23
Amount due from related parties	(35,245)	2,569	390
Other receivables, deposits and other assets	480	(2,659)	(404)
Deferred tax assets	(488)	(530)	(80)
Rental deposits—non-current	(194)	(2,410)	(365)
Amounts due to related parties	—	420	64
Accrued expenses and other current liabilities	10,089	19,989	3,034
Income tax payable	2,646	4,460	677
Deferred revenue	21,641	46,742	7,094

Net cash provided by operating activities	1,009	119,479	18,134

Cash flows from investing activities
Purchases of property and equipment	(1,630)	(6,661)	(1,011)
Cash acquired from business combination, net	—	3,842	583
Prepayments to acquire subsidiaries	(800)	—	—
Payment for investment in equity investee	(300)	—	—
Proceeds from sale of investment in equity investee	—	300	46
Loans to related parties	(4,185)	(8,016)	(1,217)
Collection of loans to related parties	—	359	54

Net cash used in investing activities	(6,915)	(10,176)	(1,545)

Cash flows from financing activities
Contribution from non-controlling shareholders of subsidiaries	600	1,335	203
Proceeds from issuance of Series A-1 convertible redeemable preferred shares	—	73,568	11,166

Net cash provided by financing activities	600	74,903	11,369

Effect of foreign exchange rate changes on cash and cash equivalents	1,946	4,434	673

Net change in cash and cash equivalents	(3,360)	188,640	28,631
Cash and cash equivalents at beginning of the year	45,688	42,328	6,424

Cash and cash equivalents at end of the year	42,328	230,968	35,055

Supplemental disclosure of cash flow information:
Income taxes paid	2,680	15,790	2,396
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	138	—	—
Payables for business acquisition	—	1,247	189

The accompanying notes are an integral part of these consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1. Organization and Principal Activities

Four Seasons Education (Cayman) Inc. (the “Company”) was incorporated in the Cayman Islands on June 9, 2014. The Company, its subsidiaries, its consolidated Variable Interest Entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are principally engaged in provision of after-school education services for kindergarten, elementary and middle school students in the People’s Republic of China (the “PRC”). The group began the operations through Shanghai Four Seasons Education Investment Management Co., Ltd (“Four Seasons Investment”), which was founded in 2007 in the PRC by Mr. Tian, who has held more than 50% controlling interests since then.

The Company was incorporated by the same shareholders of Four Seasons Investment with identical shareholdings. On December 29, 2014, the Company established a wholly-owned foreign invested subsidiary, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (“Shanghai Fuxi”, or “WFOE”) in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws but not an educational institution and does not provide education services. To comply with the PRC laws and regulations, the Group provides substantially all of its education business in the PRC through Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. (the VIEs) and their subsidiaries. Our education services are delivered through learning centers, which are physical establishments of education facilities at a specific geographic location, and are directly held and operated by VIEs and VIE’s subsidiaries. Shanghai Fuxi entered into a series of contractual arrangements (see Note 2(b)) with its VIEs and their respective shareholders through which the Company became the primary beneficiary of VIEs. The Company has accounted for these transactions as a reorganization of entities under common control. In conjunction with the reorganization, the Company issued Series A convertible redeemable preferred shares to unrelated third party investors (see Note 10). Accordingly, the accompanying consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to the VIEs and their subsidiaries for all periods presented. The share and per share data relating to the ordinary shares issued by the Company during the reorganization are presented as if the reorganization transactions occurred at the beginning of the first period presented.

As of February 29, 2016 and February 28, 2017, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as at
Name			February 29, 2016	February 28, 2017	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited (“Four Seasons Hong Kong”)	June 24, 2014	Hong Kong	100%	100%	Investment holding
Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (“Shanghai Fuxi”)	December 29, 2014	Shanghai	100%	100%	Education and management consulting service

	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as at
Name			February 29, 2016	February 28, 2017	Principal activities
Variable interest entities:
Shanghai Four Seasons Education Investment Management Co., Ltd. (“Four Seasons Investment”)	March 13, 2007	Shanghai	100%	100%	After-school tutoring
Shanghai Four Seasons Education and Training Co., Ltd. (“Shanghai Four Seasons”)	March 12, 2014	Shanghai	100%	100%	After-school tutoring
VIEs’ subsidiaries:
Shanghai Tongfang Technology Further Education School (“Tongfang School”)	May 16, 2013	Shanghai	100%	100%	After-school tutoring
Taicang Yinglian Yunlin Foreign Language Training Center (“Taicang Yinglian”)	August 1, 2015	Jiangsu	100%	100%	Language education
Jiangxi Four Seasons Investment Management Co., Ltd. (“Jiangxi Investment”)	September 16, 2015	Jiangxi	70%	70%	After-school tutoring
Anhui Four Seasons Education Consulting Co., Ltd. (“Anhui Consulting”)	August 1, 2016	Anhui	n/a	51%	After-school tutoring
Four Seasons Class Training Co., Ltd. (“Four Seasons Class”)	September 1, 2016	Shanghai	n/a	100%	After-school tutoring
Taicang Four Seasons Education Technology Co., Ltd. (“Taicang Four Seasons”)	November 4, 2016	Jiangsu	n/a	100%	After-school tutoring
Shanghai Shane Education Consulting Co., Ltd. (“Shane Education”)	January 1, 2017	Shanghai	n/a	70%	Language education
Suzhou Four Seasons Education Technology Co., Ltd. (“Suzhou Four Seasons”)	January 20, 2017	Jiangsu	n/a	70%	After-school tutoring
Shanghai Four Seasons Only Education Technology Co., Ltd. (“Four Seasons Only”)	January 20, 2017	Shanghai	n/a	55%	Language education
Shanghai Jing’an Modern Art Culture Education School (“Modern Art School”)	January 25, 2017	Shanghai	n/a	100%	After-school tutoring

2. Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of Consolidation

The Company evaluates the need to consolidate certain VIEs of which the Company is the primary beneficiary. In determining whether the Company is the primary beneficiary, the Company considers if the Company (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

Determining whether the Company is the primary beneficiary in the VIE arrangement between the WOFE and the VIE entities requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and US GAAP. The Company continually reviews its corporate governance arrangements to ensure that the contractual agreements are in fact valid and legally enforceable and therefore are indeed substantive.

The Company has also considered conflicts of interest arisen from the contractual arrangements. Mr. Tian is the nominal shareholder of the VIEs, and Mr. Tian is also the controlling shareholder and the largest shareholder of the Company. The interests of Mr. Tian as the nominal shareholder of the VIEs may differ from the interests of the Company as a whole, since Mr. Tian is only one of the beneficial shareholders of the company. The Company relies on Mr. Tian, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. The Company believes Mr. Tian will not act contrary to any of the contractual arrangements and the call option agreement provides the Company with a mechanism to remove Mr. Tian as a nominal shareholder of the VIEs should he act to the detriment of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Tian, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The VIEs Arrangement

The Company consolidates Four Seasons Investment, Shanghai Four Seasons and their subsidiaries as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. PRC laws and regulations currently require foreign entity that invests in the education business in China to be an educational institution with certain qualifications and experience in providing high-quality education outside China. The Company is not an educational institution and does not provide education services. Therefore, the Company conduct the operation through the VIEs. In addition, the VIEs hold leases and other assets necessary to operate the Company’s schools and learning centers, employ teachers and generate substantially all of the Company’s total net revenues.

The Company, through its wholly owned subsidiary in China, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (the “WFOE”) has entered into the following contractual arrangements with the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities and cash flows in the Company’s consolidated financial statements.

Agreements that provide the Company with effective control over the VIEs include:

Call Option Agreement Pursuant to the call option agreement among the WFOE, Shanghai Four Seasons, Four Seasons Investment and the shareholders of Shanghai Four Seasons and Four Seasons Investment (“the VIE shareholders”), the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIEs at nominal consideration which decided by the WFOE or the lowest consideration permitted by PRC laws and regulations under the circumstances where the WFOE or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of VIEs. The WFOE has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without the WFOE’s written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIEs’ assets or equity interests. The agreement can be terminated by the WFOE by giving a 30-day prior notice, but not by the VIEs or VIEs’ shareholders.

Voting Rights Proxy Agreement & Irrevocable Power of Attorney The VIE shareholders executed voting rights proxy agreement, appointing the WFOE, or any person designated by the WFOE, as their attorney-in-fact to (i) call and attend shareholders meeting of VIEs and execute relevant shareholders resolutions; (ii) exercise on his behalf all his rights as a shareholder of VIEs, including those rights under PRC laws and regulations and the articles of association of VIEs, such as voting, appointing, replacing or removing directors, (iii) submit all documents as required by governmental authorities on behalf of VIEs, (iv) assign the shareholding rights to VIEs, including receiving dividends, disposing of equity interest and enjoying the rights and interests during and after liquidation. The agreement will remain in effect unless the WFOE terminates the agreement by giving a written notice.

Equity Pledge Agreement The VIE shareholders agreed to pledge their equity interest in VIEs to the WFOE to secure the performance of the VIEs’ obligations under the series of contractual agreements and any such agreements to be entered into in the future. Without prior written consent of the WFOE, the VIE shareholders shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. If any economic interests were received by means of their equity interests in the VIEs, such interests belong to the WFOE. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIEs or VIEs’ shareholders.

Agreements that transfer economic benefits of VIEs to the Group include:

Exclusive Services Agreement Under the exclusive services agreement, the Company and the WFOE have the exclusive right to provide comprehensive technical and business support services to the VIEs. In particular, such services include conducting market research and offering strategic business advice, providing information technology services, providing advices on mergers and acquisitions, providing human resources management services, providing intellectual property licensing services, providing support for teaching activities and providing other services that the parties may mutually agree from time to time. In exchange, the VIEs pay annual service fees to the WFOE in the amount equivalent to all of their net income as confirmed by the WFOE. The WFOE has the right to adjust the service fee rates at its sole discretion based on the services provided and the operation conditions of VIEs. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIEs or VIE shareholders.

The Voting Rights Proxy Agreement and Irrevocable Power of Attorney have conveyed all shareholder rights held by the VIEs’ shareholders to the WFOE or any person designated by the WFOE, including the right to appoint executive directors of the VIEs to conduct day to day management of the VIEs’ businesses, and to approve significant transactions of the VIEs. In addition, the Call Option Agreement provides the WFOE with a substantive kick-out right of the VIEs shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIEs. The Equity Pledge Agreements further secure the obligations of the shareholders of the VIEs under the above agreements.

Because the Company, through the WFOE, has (i) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from the VIEs, the Company is deemed the primary beneficiary of the VIEs. Accordingly, the Company has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Services Agreement Agreement).

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;

•	limit the Group’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

•	require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations; or

•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The following consolidated financial statement balances and amounts of the Company’s VIEs and their subsidiaries, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries.

	As at
	February 29, 2016	February 28, 2017
	RMB	RMB
ASSETS
Total current assets	53,872	172,606
Total non-current assets	5,080	13,508

TOTAL ASSETS	58,952	186,114

LIABILITIES
Total current liabilities	52,307	124,683

TOTAL LIABILITIES	52,307	124,683

	Year Ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Total revenue	93,801	203,188
Operating income	6,359	63,439
Net income	715	45,802
Net cash provided by operating activities	1,646	120,804
Net cash used in investing activities	(6,915)	(10,176)

The VIEs contributed 100% of the Group’s consolidated revenue for two years ended February 28, 2017. As of February 29, 2016 and February 28, 2017, the VIEs accounted for an aggregate of 65% and 63% respectively, of the audited consolidated total assets, and 57% and 100% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs consist of cash and cash equivalents.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include assessment of useful lives of long-lived assets, valuation of ordinary shares and warrants, realization of deferred tax assets, impairment assessment of long-lived assets, valuation of share-based compensation and goodwill and assumptions used to determine the fair value of the assets acquired through business combination. Actual results may differ materially from those estimates.

(d) Fair Value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group has warrants that was required to be measured at fair value on a recurring basis at the end of each reporting period and are classified as level 3 fair value measurements due to significant unobservable inputs involved. Change in fair value and inputs in the valuations are disclosed in Note 10.

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, amounts due from related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(e) Foreign Currency Translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and affiliates incorporated outside the mainland China are the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB.

Monetary assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

(f) Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and term deposits denominated in RMB amounted to RMB10,328 and RMB120,973 as of February 29, 2016 and February 28, 2017, respectively.

(g) Convenience Translation

The Group’s business is primarily conducted in China and almost all of the revenues are denominated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5888, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2017, or at any other rate.

(h) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and principal-secured floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The carrying value of cash equivalents approximates market value.

(i) Property and Equipment, Net

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation and amortization expense of long-lived assets is included in either cost of revenue or selling, general and administrative expenses, as appropriate. Property and equipment consist of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives:

Electronic equipment	3 - 5 years
Office equipment & furniture	3 - 5 years
Motor vehicles	3 - 5 years
Leasehold improvement	Shorter of the lease term or expected useful life

(j) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Goodwill is reviewed at least annually for impairment. In the evaluation of goodwill for impairment, the company may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, the Company considers the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the results of annual goodwill impairment tests, as of testing date, no impairment indicators were noted for all the periods presented.

(k) Investment in Equity Investee

Investment in equity investee of the Group is comprised of investment in a privately-held company. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, and other adjustments required by the equity method. The investment has been fully disposed of during the year ended February 28, 2017.

(l) Revenue Recognition

The primary sources of the Group’s revenues consist of application fees and tuition revenue from three sets of programs offered as follows:

Standard programs The Group offer courses in five standard programs for students of different aptitude levels for each elementary school grade level as well as kindergarten and middle school. Standard program courses are typically offered in regular-sized classes on a weekly basis, with class time of two to three hours.

Ivy programs Ivy programs offer customized, small-sized classes for specific student needs such as individualized competition preparation, in-depth topic review and training for math-oriented conceptual thinking. Students and parents can tailor course parameters such as difficulty of content, pace and class size.

Special programs Special programs include short-term, intensive competition workshops, classes on specific math topics offered for schools as well as courses delivered to K-12 schools.

The tuition revenue from the standard programs, Ivy programs and competition workshops of special programs and application fees for any new student are generally collected in advance and are initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered. The Company offers refunds to students who decide to withdraw from a course at any time for the undelivered classes. However, the application fees are not refunded. The refund is recorded as a reduction of deferred revenue and has no impact on the recognized revenue. The Group has not experienced significant refunds in the past. Revenues derived from courses delivered to K-12 schools were immaterial in the periods presented.

(m) Cost of Revenue

Cost of revenues consists of the following:

•	Staff costs, which primarily consist of teaching salaries and other benefits for the teachers,

•	Education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses and student activity expenses,

•	Rental, utilities and maintenance costs for the learning centers, and

•	Depreciation of leasehold improvement of learning centers.

(n) Sales and Marketing Expenses

Sales and marketing expenses primarily consist of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team. Advertising expenses primarily consist of costs of donation for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended February 29, 2016 and February 28, 2017, the advertising expenses were RMB4,290 and RMB10,302, respectively.

(o) Government Subsidies

The Group recognizes government subsidies as subsidy income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as subsidy income totaled RMB299 and RMB579 for the years ended February 29, 2016 and February 28, 2017, respectively.

(p) Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction at combined rate 3.56%. They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenue) at the Group’s accounting policy decision under US GAAP. The Group has elected to report such business tax and related surcharges on a net basis as a reduction of revenues. With the rollout of the Value-added Tax (“VAT”) reform on May 1, 2016, business tax is no longer applicable to the Group, and the applicable VAT rate is 6% as a general tax payer. However, the Group has selected to apply for simple and easy method at the rate of 3%.

(q) Income Taxes

Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant taxing authorities. Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

(r) Employee Benefits

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at certain percentages of the deemed salary rate announced annually by the local government authorities.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(s) Share-Based Compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense adjusted for forfeiture effect on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

(t) Non-controlling Interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income (loss) are attributed to controlling and non-controlling interests.

(u) Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(v) Operating Leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term and have been included in cost of revenues and operating expenses in the consolidated statements of operations.

(w) Earnings (Net Loss) Per Share

Basic earnings (net loss) per share are computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

The Company’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method of computing earnings (net loss) per share. For the year ended February 29, 2016, two-class method was not applicable as the Group had a net loss while the preferred shares do not have contractual obligations to share in the losses of the Group.

Diluted earnings (net loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable preferred shares, warrants, and share options, which could potentially dilute basic earnings per share in the future. Diluted earnings (net loss) per share are computed using the two-class method or the as-if converted method, whichever is more dilutive.

(x) Recent Accounting Pronouncements

In May 2014, Financial Accounting Standards Board (or “FASB”) issued Accounting Standards Updates (or “ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between US GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14, to defer the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group does not plan to early adopt this guidance. The Group is still in the process of evaluating but currently does not expect the adoption of this guidance to have a material impact to the consolidated financial statements.

In September 2015, FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The Group adopted the new standard during the year ended February 28, 2017, which did not have a significant impact on the consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group adopted this guidance during the year ended February 28, 2017, retroactively. The adoption of this guidance did not have a material effect on the Group’s consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 related to Leases which requires lessees to recognize a lease liability and a right-to-use asset on the balance sheet for all leases, except certain short-term leases. Under the new guidance, Lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Group adopted the new standard with regards the accounting for forfeitures during the year ended February 28, 2017 using a modified retrospective method. Other requirements of this ASU are not relevant to the Group. The adoption of this guidance did not have a material effect on the Group’s consolidated financial statements.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Group is in the process of evaluating the impact of this ASU on the consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impact of the standard on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The purpose of amendments is to change the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those periods. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies the test for goodwill impairment by eliminating Step 2 of goodwill impairment analysis, while retaining the option to perform an initial qualitative assessment for a reporting unit to determine if a quantitative impairment test is required. ASU 2017-04 is effective for the Company in fiscal year beginning after December 15, 2019 with early adoption is permitted and should be applied on a prospective basis. The Group expects the adoption of this guidance will not have a material impact to the consolidated financial statements.

3. Business Combination

Acquisition of Shane

On January 1, 2017, the Group entered into an investment agreement to obtain 70% of equity interest in Shane Education by RMB10,000 capital injection. Shane Education provides kindergarten & elementary level English courses in Shanghai. Acquisition-related costs were nil. The transaction was accounted for as a business combination using the acquisition method of accounting. The acquired assets and liabilities mainly consisted of cash. No intangible asset was recognized from the acquisitions. The Group recorded RMB557 in goodwill related to the acquisition, which primarily results from the assembled workforce.

Acquisition of Modern Art School

On January 25, 2017, the Group acquired 100% equity interest of Modern Art School by cash consideration of RMB4,247, of which amount RMB1,247 has not been paid as of February 28, 2017 and was recorded in accrued expenses and other current liabilities in the consolidated balance sheet (see Note 6). Acquisition-related costs were nil. The acquired net assets mainly consisted of cash. No intangible assets or goodwill was recognized for the acquisition.

The above acquisitions were not significant to the Group’s consolidated results of operations, therefore, pro forma results of the operations related to above business acquisitions have not been presented. The revenues and earnings from Shane Education and Modern Art School consolidated in the Group’s consolidated statement of operations since the respective acquisition date for the year ended February 28, 2017 were not material.

4. Other Receivables, Deposits and Other Assets

Other receivables, deposits and other assets consisted of the followings:

	As at
	February 29, 2016	February 28, 2017
	RMB	RMB
Prepaid rental	1,139	3,878
Rental deposits	462	276
Prepayments to suppliers	135	861
Staff advances	15	353
Prepayments to acquire subsidiaries	800	200
Others	682	714

Total	3,233	6,282

5. Property and Equipment, Net

Property and equipment, net, consisted of the followings:

	As at
	February 29, 2016	February 28, 2017
	RMB	RMB
Leasehold improvement	633	5,932
Motor vehicles	965	1,200
Electronic equipment	49	930
Office equipment & furniture	1,634	2,574

Total costs	3,281	10,636
Less: accumulated depreciation	933	3,241

Property and equipment, net	2,348	7,395

For the years ended February 29, 2016 and February 28, 2017, depreciation expenses were RMB530 and RMB1,755 respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As at
	February 29, 2016	February 28, 2017
	RMB	RMB
Accrued employee payroll and welfare benefits	2,816	2,923
Payable for donation(1)	—	10,000
Payable for investments and acquisitions	—	1,247
Other taxes payable(2)	8,512	17,444
Others	245	636

Total	11,573	32,250

(1)	As of February 28, 2017, RMB10,000 has been accrued as marketing expenses according to the donation agreement with Shanghai East Normal University Education Development Fund (see Note 12).
(2)	Other taxes payable consists of business tax payable, value added tax payable, withholding individual tax payable and other tax payable.

7. Share-Based Compensation

The following table presents the classification of the Company’s share-based compensation expenses:

	For the year ended
	February 29, 2016	February 28, 2017
	RMB	RMB
General and administrative expenses	942	2,178
Sales and marketing expenses	—	1,185

Total	942	3,363

Share Options:

In June 2015, The Company’s shareholders adopted the share incentive plan (“2015 Option Plan”). The Company’s shareholders have authorized the issuance of up to 3,000,000 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the plan, or the awards.

On July 1, 2015 and July 1, 2016, the Company granted options to acquire 1,175,000 and 330,000 ordinary shares, respectively to employees of the Company pursuant to the 2015 Option Plan. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

The weighted average grant date fair value of options granted during the years ended February 29, 2016 and February 28, 2017, was RMB4.81 per shares and RMB35.46 per shares, respectively. For the years ended February 29, 2016 and February 28, 2017, the Group recognized share-based compensation expense of RMB 942 and RMB 3,363, respectively.

The Group uses the Binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted:

	As at
	July 1,	July 1,
	2015	2016
Average risk-free rate of interest	2.4%	1.5%
Expected volatility	55.0%	54.0%
Dividend yield	0%	0%
Exercise multiples	2.20~2.80	2.20~2.80
Fair value per ordinary share	9.03	44.55

The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

The fair value of ordinary share underlying the options has been determined by management through a retrospective valuation of the value at the grant date of the options by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors.

A summary of the aggregate option activity and information regarding options outstanding as of February 28, 2017 is as follows:

	Number of Options (in 000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding on March 1, 2016	1,175	10.67	9.42	18,419
Granted	330	11.21	10.00	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Exercised	—	—	—	—

Options outstanding on February 28, 2017	1,505	10.79	8.64	111,788

Options vested or expected to vest on February 28, 2017	1,505	10.79	8.64	111,788
Options exercisable on February 28, 2017	294	10.67	8.42	21,819

As of February 29, 2016 and February 28, 2017, there was RMB 4,710 and RMB 13,048 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 3.42 years and 3.16 years.

8. Income Taxes

Income tax expense consist of the following:

	As at
	February 29, 2016	February 28, 2017
	RMB	RMB
Current income tax expense:
PRC	5,329	20,334
Deferred income tax expense:
PRC	(488)	(530)

Total income tax expense	4,841	19,804

Cayman Islands

Four Seasons Education (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Four Seasons Education (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Four Seasons Education (Hong Kong) Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 29, 2016 and February 28, 2017.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As at
	February 29, 2016	February 28, 2017
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	241	580
Rental	247	389
Property and equipment, net	—	49

Total deferred tax assets	488	1,018

At February 28, 2017 tax loss carry-forward amounted to RMB 2,320, and would expire from calendar year 2020 to 2022, respectively. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2017, the Group is subject to examination of the PRC tax authorities.

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIEs that are available for distribution was RMB1,215 and RMB47,344 as of February 29, 2016 and February 28, 2017, respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of February 29, 2016 and February 28, 2017.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIEs without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIEs given that the Group will ultimately use the means.

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended February 29, 2016 and February 28, 2017 are as follows:

	As at
	February 29,	February 28,
	2016	2017
	RMB	RMB
Statutory income tax rate	25%	25%
Non-deductible expenses	(14%)	15%
Additional tax deduction	1%	(6%)
Effect of different tax rate of subsidiary operation in other jurisdiction	(31%)	19%

Effective tax rate	(19%)	53%

9. Earnings (Net Loss) Per Share

The Group has used the two-class method of computing earnings per share as its convertible redeemable preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

The following table sets forth the computation of basic and diluted net income (loss) per share attribute to ordinary shareholders:

	Year Ended
	February 29,	February 28,
	2016	2017
	RMB	RMB
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	(30,976)	17,666
Less: Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	—	4,058

Net income (loss) attributable to ordinary shareholders – basic and diluted	(30,976)	13,608

Weighted average number of ordinary shares outstanding – basic	14,000,000	14,000,000
Plus: share options	—	470,129

Weighted average number of ordinary shares outstanding – diluted	14,000,000	14,470,129

Basic net income (loss) per share	(2.21)	0.97

Diluted net income (loss) per share	(2.21)	0.94

Diluted earnings per share were computed using the if-converted method as it is more dilutive than the two-class method. As of February 29, 2016 and February 28, 2017, diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	Year Ended
	February 29,	February 28,
	2016	2017
Convertible redeemable preferred shares	3,000,000	5,222,222
Warrants	2,222,222	—
Share options	1,175,000	330,000

10. Convertible Redeemable Preferred Shares and Warrants

In February 2015, the Company issued 3,000,000 Series A convertible redeemable preferred shares (“Series A Preferred Shares”) at a per-share purchase price of RMB10 (equivalent to US$1.63) for total cash proceeds of RMB30,000 (equivalent to US$4,895) to two unrelated third party investors. Pursuant to the terms of the Series A Preferred Shares agreement, the Company also granted warrants to the Series A Preferred Shares holders to purchase up to 2,222,222 Series A-1 convertible redeemable preferred shares (“Series A-1 Preferred Shares”) at a per-share exercise price based on a contractually agreed valuation of the Company of US$100,000 immediately before the exercise of the warrants, subject to adjustment in the event of conversion, subdivisions, combinations, dividends and reclassification. In August 2016, all the 2,222,222 warrants were exercised at US$5 to purchase 2,222,222 Series A-1 Preferred Shares for total cash proceeds of about RMB73,568 (equivalent to US$11,111).

Given the nature of certain key terms of the Series A and Series A-1 convertible redeemable preferred shares (collectively “Preferred Shares”) as listed below, the Company has classified the Preferred Shares as mezzanine equity. The key terms of the Preferred Shares are as follows:

Voting Rights

The Preferred Shareholders are entitled to vote with ordinary shareholders on an as-converted basis.

Dividends

The Preferred Shareholders participate in dividends on an as-converted basis and must be paid prior to any payment on ordinary shares. In addition, each holder of the Preferred Shares shall be entitled to receive dividends at the rate of 8% of the issue price and such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be cumulative and compound annually.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Preferred Shares are entitled to receive, prior to any distribution to the holders of ordinary shares, an amount equal to the original issuance price plus annual rate of return of 15% plus all accrued but unpaid dividend (the “Preference Amount”). Series A-1 Preferred Shares must receive their liquidation payments prior to any such payments being made on the Series A Preferred Shares. After the Preference Amount has been paid, any remaining funds or assets legally available for distribution shall be distributed pro rata among the Preferred Shareholders together with ordinary shares. Other than the liquidation preference, Series A Preferred Shares and Series A-1 Preferred Shares have identical terms.

Deemed Liquidation

Unless waived in writing by the Preferred Shareholders, a deemed liquidation event shall be deemed to be a liquidation, dissolution or winding up of the Company, and any proceeds, whether in cash or properties, resulting from a deemed liquidation event shall be distributed in accordance with the terms of liquidation preference.

A deemed liquidation event includes, (1) any consolidation, amalgamation, scheme of arrangement or merger of any group company with or into any other person or other reorganization in which the members or shareholders of such group company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than 50% of such group company’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or any transaction or series of related transactions to which such group company is a party in which in excess of 50% of such group company’s voting power is transferred; (2) a sale, transfer, lease or other disposition of all or substantially all of the assets of any group company (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of such group company); or (3) the licensing of all or substantially all of any group company’s intellectual property to a third party.

Conversion

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares. The initial conversion price is on a one for one basis, subject to adjustment in the event of (1) share splits, share combinations, share dividends and distributions, reorganizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance, in which case, the conversion price shall be reduced concurrently to the subscription price of such issuance. No adjustments to the conversion price were made and the conversion ratio remained at 1:1 for both Series A and Series A-1 Preferred Shares as of February 29, 2016 and February 28, 2017, respectively.

Automation Conversion

The Preferred Shares will be automatically converted into ordinary shares at the then applicable conversion price upon the earlier of (1) the closing of a Qualified Initial Public Offering (QIPO), which means a firm commitment underwritten public offering of the ordinary shares of the Company (or depositary receipts or depositary shares therefor) in the United States pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, with an offering price (net of underwriting commissions and expenses) that implies a market capitalization of the Company immediately prior to such offering of not less than US$200,000 and that results in gross proceeds to the Company of at least US$50,000, or in a public offering of the ordinary shares of the Company (or depositary receipts or depositary shares therefor) in another jurisdiction which results in the ordinary shares trading publicly on a recognized international securities exchange approved by the preferred holders majority, so long as such offering satisfies the foregoing market capitalization and gross proceeds requirements; or (2) the date specified by written consent or agreement of majority holders of preferred shares. In case of any public offering of the Ordinary Shares of the Company (or depositary receipts or depositary shares therefor) that is not a QIPO, each holder of the Preferred Shares may, at its own discretion, receive a cash payment equal to the Series A Preference Amount or Series A-1 Preference Amount as determined in accordance with the liquidation preference and convert its Preferred Shares into ordinary shares based on the then-effective conversion price.

In the event of an IPO of the Company, the holders of a majority of the Preferred Shares may request the Company to convert their Preferred Shares then held into ordinary shares without the payment of any additional consideration, provided that the Company shall pay cash to such holder in an amount equal to the difference between (i) the cash amount that such holder would be entitled to receive if there has been a deemed liquidation event at such date which valued the Company at US$200,000 and (ii) the aggregate value of such Preferred Shares determined on an as-converted basis, implied at the price per share offered to the public in such IPO.

The Group has determined that there was no beneficial conversion feature (“BCF”) attributable to the Preferred Shares, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment date which was the issuance date of the Preferred Shares. The effective conversion price for Series A Preferred Shares was RMB7.39 per share on February 17, 2015, compared to the fair value of ordinary share of RMB1.28 per share. The effective conversion price for Series A-1 Preferred Shares was RMB63.74 per share, compared to the fair value of ordinary share of RMB48.68 per share on the same date. The effective conversion price was determined by the total proceeds allocated to the Preferred Shares (for Series A-1, also including the fair value of warrants at the date of exercise), divided by the number of Preferred Shares. The Company determined the fair value of ordinary shares with the assistance of an independent third party valuation firm. The Group will reevaluate whether additional BCF is required to be recorded upon the modification to the effective conversion price of the Preferred Shares, if any.

Redemption

In the event that a QIPO has not been completed by February 17, 2018 (the third anniversary of the Series A Preferred Shares issue date), holders of the Preferred Shares may at any time thereafter require that the Company redeem all or a portion of the Preferred Shares held by such holder at a redemption price per share equal to the sum of (i) an amount equal to the original issuance price plus annual rate of return of 15% from the date that such holder made payment to the Company, and (ii) all dividends accrued and unpaid with respect thereto.

Warrants

The warrants were classified as a liability in accordance with ASC Topic 480 “Distinguishing Liabilities From Equity”, and were recorded at fair value with subsequent changes in fair value recorded in current period earnings. The fair value of the warrants were approximately RMB7,826 (equivalent to US$1,276) at the grant date, RMB 39,592 (equivalent to US$6,049) as of February 29, 2016, and RMB68,065 (equivalent to US$10,280) on the date of exercise.

The following is a reconciliation of the beginning and ending balances of the warrants:

Warrants
Balance as of March 1, 2015	7,826
Fair value change	31,766

Balance as of February 29, 2016	39,592
Fair value change	28,473
Exercised by holders to purchase Series A-1 Preferred Shares	(68,065)

Balance as of February 28, 2017	—

The fair value of these warrants was estimated on the basis of the Binomial option pricing model with the following assumptions:

	Issuance as at	As at	Exercise as at
	February 17,	February 29,	August 19,
	2015	2016	2016
Expected volatility	44%	42%	36%
Risk-free interest rate	0.5%	0.5%	0.2%
Expected dividend	—	—	—
Fair value per ordinary share	1.28	26.34	49.68

Preferred Shares

On the issuance date of Series A Preferred Shares, after allocating to the fair value of warrants, the remaining proceeds of RMB 22,174 was recorded as the initial carrying value of Series A Preferred Shares. Upon the exercise of warrants, the fair value of warrants together with the exercise price were recorded as the initial carrying value of Series A-1 Preferred Shares.

Because the Preferred Shares are automatically convertible into ordinary shares upon a QIPO, the ability of holders to redeem such shares on or after the closing date is contingent upon a QIPO not occurring by February 17, 2018. Upon issuance, the Company determined that redemption was not probable as the possibility of QIPO by February 17, 2018 was more than remote and therefore did not accrete the Preferred Shares to the redemption value. The redemption value as of February 29, 2016 and February 28, 2017 would be 30,085 and 182,055, respectively. The following is the roll forward of the carrying amounts of Preferred Shares for the years ended February 29, 2016 and February 28, 2017:

	Series A Preferred Shares	Series A-1 Preferred Shares
Balance as of March 1, 2015	22,174	—
Issuance of Preferred Shares	—	—
Accretion to redemption value	—	—

Balance as of February 29, 2016	22,174	—
Issuance of Preferred Shares:
—Fair value of warrants at exercise date	—	68,065
—Proceeds from exercise of warrants	—	73,568
Accretion to redemption value	—	—

Balance as of February 28, 2017	22,174	141,633

11. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Shanghai Fuxi Network Co. Ltd.	Entities controlled by Chairman of the Group

Shanghai Jiaxin Travel Agency	Entities controlled by Chairman of the Group

Tian Peiqing	Chairman of the Group

Mao Zhendong	Non-controlling interests shareholder of Suzhou Four Seasons, a subsidiary of a VIE of the Company

The Group entered into the following transactions with its related parties:

	For the year ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Purchases of services provided by related parties:
Shanghai Fuxi Network Co. Ltd.	2,769	3,613
Shanghai Jiaxin Travel Agency	—	608

Total	2,769	4,221

	For the year ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Revenue collected on behalf of the Group by related parties:
Shanghai Jiaxin Travel Agency	622	20

Total	622	20

During the year ended February 28, 2017, the Company disposed of its investment in an affiliate to Mr. Tian Peiqing for cash consideration of RMB300 which has been fully collected.

The following tables present amounts owed from and to related parties as of February 29, 2016 and February 28, 2017:

	As at
	February 29, 2016	February 28, 2017
	RMB	RMB
Amounts due from related parties
Tian Peiqing(1)	35,513	36,944
Shanghai Fuxi Network Co. Ltd.(2)	4,185	7,201
Shanghai Jiaxin Travel Agency(2)	359	1,000

Total	40,057	45,145

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	As of February 29, 2016, Mr. Tian Peiqing was holding RMB35,513 in cash and cash equivalent on behalf of the Company.
As of February 28, 2017, Mr. Tian Peiqing was holding RMB4,000 loan from the Company and RMB32,944 in cash and cash equivalent on behalf of the Company of which RMB32,201 has been subsequently collected in June 2017.
(2)	These amounts represent the short-term loans to Shanghai Fuxi Network Co. Ltd and Shanghai Jiaxin Travel Agency.

	As at
	February 29,	February 28,
	2016	2017
	RMB	RMB
Amounts due to related parties
Shanghai Jiaxin Travel Agency	—	408
Mao Zhendong	—	12

Total	—	420

12. Commitments and Contingencies

Lease Obligations

The Group leases certain learning centers and office premises under operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to cost of revenues or operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the years ended February 29, 2016 and February 28, 2017 were RMB11,539 and RMB20,335, respectively.

Future lease payments under operating leases as of February 28, 2017 were as follows:

RMB
Year ended of February 28 or 29:
2018	32,692
2019	32,404
2020	25,371
2021	21,795
2022	18,443
Thereafter	39,366

170,071

Donation Commitments

The Group entered into an agreement with Shanghai East Normal University Education Development Fund (“Fund”) in 2016 to donate RMB100,000 to set up a special purpose fund for mathematics education studies purpose. The donation is to be provided in five tranches in a five-year period. The Group recognizes the donation as marketing expenses on a straight-line basis over the five years and the amount accrued as of February 28, 2017 was RMB 10,000. The first tranche of RMB 10,000 was paid in April 2017 and the planned schedule for the remaining four tranches is as follows:

RMB
Year ended of February 28 or 29:
2018	15,000
2019	20,000
2020	25,000
2021	30,000

Total	90,000

Contingencies regarding lack of certain required permits and licenses

A number of learning centers do not possess required fire permits, educational permits or business licenses. The Group is in the process of obtaining the required permits and licenses, and do not believe any fines or penalties due to such noncompliance is probable as of February 28, 2017, neither can the amount or range of potential unfavorable outcomes be reasonably estimated.

13. Non-Controlling Interests

The following table summarizes the changes in non-controlling interests from March 1, 2015 through February 28, 2017.

	Jiangxi Investment	Anhui Consulting	Suzhou Four Seasons	Shane Education	Total
	RMB	RMB	RMB	RMB	RMB
Balance at March 1, 2015	—	—	—	—	—
Capital injection from non-controlling interest shareholders	600	—	—	—	600
Loss attributable to non-controlling interests	(112)	—	—	—	(112)

Balance at February 29, 2016	488	—	—	—	488
Capital injection from non-controlling interest shareholders	—	735	600	—	1,335
Acquisition of subsidiary	—	—	—	4,286	4,286
Income (loss) attributable to non-controlling interests	(29)	(57)	(38)	(203)	(327)

Balance at February 28, 2017	459	678	562	4,083	5,782

There has been no change in the percentage of the equity attributable to the Group from each of the investees from March 1, 2015 through February 28, 2017.

14. Segment Information

The Group’s chief operating decision maker, who has been identified as the Chairman of the Group, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Company’s revenues for the years ended February 29, 2016 and February 28, 2017 were generated from the PRC. As of February 29, 2016 and February 28, 2017, all of the long-lived assets of the Group are located in the PRC, and no geographical information is presented.

The Company provides standard programs, Ivy programs and special programs in the PRC. The Company’s revenue mainly includes tuition income and application fees from education programs. The following table summarizes the revenue information of the Group:

	For the year ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Standard programs	85,408	162,227
Ivy program classes	4,073	33,784
Special programs	7,780	8,804
Less: sales tax	(3,460)	(1,627)

Total	93,801	203,188

15. Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB2,451 and RMB5,533 for the years ended February 29, 2016 and February 28, 2017, respectively.

16. Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of February 29, 2016 and February 28, 2017, the total of restricted net assets were RMB7,270 and RMB29,243, respectively.

17. Subsequent Events

The Group has evaluated subsequent events through June 29, 2017, the date on which the consolidated financial statements were available to be issued.

In March 2017, the Group granted 1,110,000 stock options to employees of the Company pursuant to 2015 Option Plan with a weighted average exercise price of RMB11.20 (equivalent to US$1.63) per share. These options have a ten-year life and vest ratably at each grant date anniversary over a period of four years. The estimated fair value of the options granted on the grant date was approximately RMB83,685.

FOUR SEASONS EDUCATION (CAYMAN) INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	As of February 29, 2016	As of February 28, 2017
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1	2	—

Total current assets	1	2	—

Investments in subsidiaries, VIEs and VIEs’ subsidiaries	38,156	165,659	25,142

Total assets	38,157	165,661	25,142

Liabilities, Mezzanine equity and Equity
Total current liabilities	—	—	—

Warrants	39,592	—	—

Total liabilities	39,592	—	—

Series A convertible redeemable preferred shares (US$0.0001 par value; 3,000,000 shares authorized, issued and outstanding as of February 29, 2016 and February 28, 2017, respectively)	22,174	22,174	3,365
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; nil and 2,222,222 shares authorized, issued and outstanding as of February 29, 2016 and February 28, 2017, respectively)	—	141,633	21,496

Total mezzanine equity	22,174	163,807	24,861

Equity
Share capital	9	9	1
Additional paid-in capital	4,942	8,305	1,260
Accumulated deficit	(30,588)	(12,922)	(1,961)
Accumulated other comprehensive income	2,028	6,462	981

Total equity	(23,609)	1,854	281

Total liabilities, Mezzanine equity and Equity	38,157	165,661	25,142

FOUR SEASONS EDUCATION (CAYMAN) INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY STATEMENTS OF OPERATIONS

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	For the year ended February 28, 2016	For the year ended February 28, 2017
	RMB	RMB	USD
General and administrative expenses	(41)	—	—

Operating loss	(41)	—	—

Interest income	1	1	—
Fair value change of warrants	(31,766)	(28,473)	(4,322)
Equity in earnings of subsidiaries, VIEs and VIEs’ subsidiaries	830	46,138	7,003

Net income (loss) attributable to Four Seasons Education	(30,976)	17,666	2,681

FOUR SEASONS EDUCATION (CAYMAN) INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONSOLIDATED STATEMENTS OF COMPANY CASH FLOW STATEMENTS

(AMOUNT IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the year ended February 29, 2016	For the year ended February 28, 2017
	RMB	RMB	USD
Cash flows from operating activities
Net (loss) income for the year	(30,976)	17,666	2,681
Share of results of subsidiaries, VIEs, and VIEs’ subsidiaries	(830)	(46,138)	(7,003)
Fair value change of Warrants	31,766	28,473	4,322

Net cash (used in)/from operating activities	(40)	1	—

Cash flows from investing activities
Investment in subsidiaries	(30,111)	(73,644)	(11,177)

Net cash used in investing activities	(30,111)	(73,644)	(11,177)

Cash flows from financing activities
Proceeds from issuance of Series A-1 convertible redeemable preferred shares	—	73,568	11,166

Net cash from financing activities	—	73,568	11,166

Effect of foreign exchange rate changes on cash and cash equivalents	60	76	11

Net decrease in cash and cash equivalents	(30,091)	1	—
Cash and cash equivalents at beginning of year	30,092	1	—

Cash and cash equivalents at end of the year	1	2	—

FOUR SEASONS EDUCATION (CAYMAN) INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

NOTES TO SCHEDULE I

1. Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs and VIEs’ subsidiaries. For the parent company, the Company records its investments in subsidiaries VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries VIEs and VIEs’ subsidiaries” and share of their earnings as “Equity in earnings of subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations.

3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4. As of February 29, 2016 and February 28, 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

5. Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended February 28, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.5888, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2017, or at any other rate.

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of February 28, 2017	As of August 31, 2017		As of August 31, 2017
	Note	RMB	RMB	USD	RMB	USD
				(Note 2)	Pro-forma (Note2)
ASSETS
Current assets
Cash and cash equivalents		230,968	294,591	44,711	294,591	44,711
Accounts receivable		223	387	58	387	58
Amounts due from related parties	9	45,145	—	—	—	—
Other receivables, deposits and other assets	3	6,282	7,470	1,134	7,470	1,134

Total current assets		282,618	302,448	45,903	302,448	45,903

Property and equipment, net	4	7,395	18,721	2,841	18,721	2,841
Goodwill		557	557	84	557	84
Deferred tax assets		1,018	2,878	437	2,878	437
Rental deposits—non-current		4,538	6,177	938	6,177	938

Total non-current assets		13,508	28,333	4,300	28,333	4,300

TOTAL ASSETS		296,126	330,781	50,203	330,781	50,203

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourses to Four Seasons Education (Cayman) Inc. of RMB420 and RMB12 as of February 28, 2017 and August 31, 2017, respectively)	9	420	12	2	12	2
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourses to Four Seasons Education (Cayman) Inc. of RMB32,250 and RMB24,111 as of February 28, 2017 and August 31, 2017, respectively)	5	32,250	24,830	3,768	24,830	3,768
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourses to Four Seasons Education (Cayman) Inc. of RMB7,170 and RMB6,814 as of February 28, 2017 and August 31, 2017, respectively)		7,170	6,814	1,034	6,814	1,034
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourses to Four Seasons Education (Cayman) Inc. of RMB84,843 and RMB89,988 as of February 28, 2017 and August 31, 2017, respectively)		84,843	89,988	13,659	89,988	13,659

Total current liabilities		124,683	121,644	18,463	121,644	18,463

TOTAL LIABILITIES		124,683	121,644	18,463	121,644	18,463

		As of February 28, 2017	As of August 31, 2017		As of August 31, 2017
	Note	RMB	RMB	USD	RMB	USD
				(Note 2)	Pro-forma (Note2)
Commitments and Contingencies	10	—	—	—	—	—

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value; 3,000,000 and 3,000,000 shares authorized, issued and outstanding as of February 28, 2017 and August 31, 2017, respectively)		22,174	22,174	3,365	—	—
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 2,222,222 and 2,222,222 shares authorized, issued and outstanding as of February 28, 2017 and August 31, 2017, respectively)		141,633	141,633	21,496	—	—

Total mezzanine equity		163,807	163,807	24,861	—	—

Equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 14,000,000 shares issued and outstanding as of February 28, 2017 and August 31, 2017; and 19,222,222 shares issued and outstanding as of August 31, 2017 on a pro-forma basis)		9	9	1	12	2
Additional paid-in capital		8,305	19,154	2,907	182,958	27,767
Retained earnings (Accumulated deficit )		(12,922)	16,332	2,479	16,332	2,479
Accumulated other comprehensive income		6,462	2,625	398	2,625	398

Shareholders’ equity		1,854	38,120	5,785	201,927	30,646
Non-controlling interests	13	5,782	7,210	1,094	7,210	1,094

Total equity		7,636	45,330	6,879	209,137	31,740

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		296,126	330,781	50,203	330,781	50,203

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

		Six Months Ended August 31,
		2016	2017
	Note	RMB	RMB	USD (Note 2)
Revenue	11	95,314	146,130	22,179
Cost of revenue		(41,135)	(49,792)	(7,557)

Gross profit		54,179	96,338	14,622
General and administrative expenses		(15,731)	(43,056)	(6,535)
Sales and marketing expenses		(1,048)	(15,073)	(2,288)

Operating income		37,400	38,209	5,799
Subsidy income		4	2,361	358
Interest income, net		1,209	2,020	307
Other expenses, net		(377)	(675)	(102)
Fair value change of warrants		(28,473)	—	—

Income before income taxes and loss from equity in affiliates		9,763	41,915	6,362
Income tax expense	7	(5,189)	(13,413)	(2,036)
Loss from equity in affiliates, net of taxes		(116)	—	—

Net income		4,458	28,502	4,326
Net loss attributable to non-controlling interest	13	(16)	(752)	(114)

Net income attributable to Four Seasons Education (Cayman) Inc.		4,474	29,254	4,440

Net income per ordinary share:
—Basic	8	0.26	1.52	0.23
—Diluted	8	0.26	1.44	0.22
Weighted average shares used in calculating net income per ordinary share:
—Basic	8	14,000,000	14,000,000	14,000,000
—Diluted	8	14,087,012	14,815,621	14,815,621
Pro forma net income per ordinary share:
—Basic	8		1.52	0.23
—Diluted	8		1.46	0.22
Pro forma weighted average shares used in calculating net income per ordinary share:
—Basic	8		19,222,222	19,222,222
—Diluted	8		20,037,843	20,037,843

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Six Months Ended August 31,
		2016	2017
	Note	RMB	RMB	USD (Note2)
Net income		4,458	28,502	4,326
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments		1,504	(3,837)	(582)

Comprehensive income		5,962	24,665	3,744
Less: Comprehensive loss attributable to non-controlling interest		(16)	(752)	(114)

Comprehensive income attributable to Four Seasons Education (Cayman) Inc.		5,978	25,417	3,858

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Total Four Seasons Education (Cayman) Inc. Shareholders’ equity	Non- controlling interests	Total equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at March 1, 2017	14,000,000	9	8,305	(12,922)	6,462	1,854	5,782	7,636
Net income (loss)	—	—	—	29,254	—	29,254	(752)	28,502
Foreign currency translation adjustments	—	—	—	—	(3,837)	(3,837)	—	(3,837)
Share-based compensation	—	—	10,849	—	—	10,849	—	10,849
Non-controlling interests capital injection	—	—	—	—	—	—	2,180	2,180

Balance at August 31, 2017 in RMB	14,000,000	9	19,154	16,332	2,625	38,120	7,210	45,330

Balance at August 31, 2017 in USD (Note 2)	14,000,000	1	2,907	2,479	398	5,785	1,094	6,879

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Six Months Ended August 31,
	2016	2017
	RMB	RMB	USD (Note 2)
Cash flows from operating activities
Net income	4,458	28,502	4,326
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	1,194	10,849	1,647
Depreciation	574	2,030	308
Loss from equity in affiliates, net of taxes	116	—	—
Gain on disposal of equity in affiliates	(300)	—	—
Fair value change of warrants	28,473	—	—
Changes in operating assets and liabilities and other, net:
Accounts receivable	(4)	(164)	(25)
Amounts due from related parties	(18,732)	32,944	5,000
Other receivables, deposits and other assets	(2,300)	1,010	153
Deferred tax assets	(58)	(1,860)	(282)
Rental deposits—non-current	(1,150)	(1,639)	(249)
Amounts due to related parties	450	(408)	(62)
Accrued expenses and other current liabilities	3,022	(6,419)	(974)
Income tax payable	(646)	(356)	(54)
Deferred revenue	43,175	5,144	780

Net cash provided by operating activities	58,272	69,633	10,568

Cash flows from investing activities
Purchases of property and equipment	(2,628)	(13,356)	(2,027)
Payments to acquire subsidiaries	—	(1,000)	(152)
Proceeds from sale of investment in equity investee	300	—
Loans to related parties	(1,517)	(4,000)	(607)
Collection of loans to related parties	359	16,201	2,459

Net cash used in investing activities	(3,486)	(2,155)	(327)

Cash flows from financing activities
Contribution from non-controlling shareholders of subsidiaries	—	2,180	331
Payment of initial public offering costs	—	(2,198)	(334)
Proceeds from issuance of Series A-1 convertible redeemable preferred shares	28,963	—

Net cash provided by (used in) financing activities	28,963	(18)	(3)

Effect of foreign exchange rate changes on cash and cash equivalents	1,504	(3,837)	(582)

Net change in cash and cash equivalents	85,253	63,623	9,656
Cash and cash equivalents at beginning of the period	42,328	230,968	35,055

Cash and cash equivalents at end of the period	127,581	294,591	44,711

Supplemental disclosure of cash flow information:
Income tax paid	5,893	15,629	2,372
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	—	247	37

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOUR SEASONS EDUCATION (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

1. Organization and Principal Activities

Four Seasons Education (Cayman) Inc. (the “Company”) was incorporated in the Cayman Islands on June 9, 2014. The Company, its subsidiaries, its consolidated Variable Interest Entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are principally engaged in provision of after-school education services for kindergarten, elementary and middle school students in the People’s Republic of China (the “PRC”). The group began the operations through Shanghai Four Seasons Education Investment Management Co., Ltd (“Four Seasons Investment”), which was founded in 2007 in the PRC by Mr. Tian, who has held more than 50% controlling interests since then.

The Company was incorporated by the same shareholders of Four Seasons Investment with identical shareholdings. On December 29, 2014, the Company established a wholly-owned foreign invested subsidiary, Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (“Shanghai Fuxi”, or “WFOE”) in the PRC. PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws but not an educational institution and does not provide education services. To comply with the PRC laws and regulations, the Group provides substantially all of its education business in the PRC through Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. (the VIEs) and their subsidiaries. Our education services are delivered through learning centers, which are physical establishments of education facilities at a specific geographic location, and are directly held and operated by VIEs and VIE’s subsidiaries. Shanghai Fuxi entered into a series of contractual arrangements with its VIEs and their respective shareholders through which the Company became the primary beneficiary of VIEs. The Company has accounted for these transactions as a reorganization of entities under common control. In conjunction with the reorganization, the Company issued Series A convertible redeemable preferred shares to unrelated third party investors. Accordingly, the accompanying unaudited condensed consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to the VIEs and their subsidiaries for all periods presented. The share and per share data relating to the ordinary shares issued by the Company during the reorganization are presented as if the reorganization transactions occurred at the beginning of the first period presented.

As of August 31, 2017, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment)	Equity interest attributed to the Group as at August 31, 2017	Principal activities
Subsidiaries:
Four Seasons Education (Hong Kong) Limited (“Four Seasons Hong Kong”)	June 24, 2014	Hong Kong	100%	Investment holding
Shanghai Fuxi Enterprise Management Consulting Co., Ltd. (“Shanghai Fuxi”)	December 29,2014	Shanghai	100%	Education and management consulting service
Variable interest entities:
Shanghai Four Seasons Education Investment Management Co., Ltd. (“Four Seasons Investment”)	March 13, 2007	Shanghai	100%	After-school tutoring
Shanghai Four Seasons Education and Training Co., Ltd. (“Shanghai Four Seasons”)	March 12, 2014	Shanghai	100%	After-school tutoring
VIEs’ subsidiaries:
Shanghai Tongfang Technology Further Education School (“Tongfang School”)	May 16, 2013	Shanghai	100%	After-school tutoring
Taicang Yinglian Yunlin Foreign Language Training Center (“Taicang Yinglian”)	August 1, 2015	Jiangsu	100%	Language education
Jiangxi Four Seasons Investment Management Co., Ltd. (“Jiangxi Investment”)	September 16, 2015	Jiangxi	70%	After-school tutoring
Anhui Four Seasons Education Consulting Co., Ltd. (“Anhui Consulting”)	August 1, 2016	Anhui	51%	After-school tutoring
Four Seasons Class Training Co., Ltd. (“Four Seasons Class”)	September 1, 2016	Shanghai	100%	After-school tutoring
Taicang Four Seasons Education Technology Co., Ltd. (“Taicang Four Seasons”)	November 4, 2016	Jiangsu	100%	After-school tutoring
Shanghai Shane Education Consulting Co., Ltd. (“Shane Education”)	January 1, 2017	Shanghai	70%	Language education
Suzhou Four Seasons Education Technology Co., Ltd. (“Suzhou Four Seasons”)	January 20, 2017	Jiangsu	70%	After-school tutoring
Shanghai Four Seasons Only Education Technology Co., Ltd. (“Four Seasons Only”)	January 20, 2017	Shanghai	55%	Language education
Shanghai Jin’an Modern Art Culture Education School (“Modern Art School”)	January 25, 2017	Shanghai	100%	After-school tutoring
Nanchang Honggutan New Area Four Seasons Training School (“Honggutan Four Seasons”)	March 15, 2017	Jiangxi	51%	After-school tutoring
Changzhou Fuxi Education Technology Co., Ltd (“Changzhou Fuxi”)	April 14, 2017	Jiangsu	70%	After-school tutoring
Wuxi Fuxi Education Consulting Co., Ltd (“Wuxi Fuxi”)	June 21, 2017	Jiangsu	67%	After-school tutoring

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The unaudited condensed consolidated financial statements herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained in the Company’s consolidated financial statements as of February 29, 2016 and February 28, 2017, and for the two years in the period ended February 28, 2017.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

The Company evaluates the need to consolidate certain VIEs of which the Company is the primary beneficiary. In determining whether the Company is the primary beneficiary, the Company considers if the Company (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

The following balances and amounts of the Company’s VIEs and their subsidiaries, were included in the Group’s unaudited condensed consolidated financial statements after the elimination of intercompany balances and transactions:

	As of
	February 28, 2017	August 31, 2017
	RMB	RMB
ASSETS
Total current assets	172,606	197,691
Total non-current assets	13,508	27,874

TOTAL ASSETS	186,114	225,565

LIABILITIES
Total current liabilities	124,683	120,925

TOTAL LIABILITIES	124,683	120,925

	Six Months Ended
	August 31, 2016	August 31, 2017
	RMB	RMB
Total Revenue	95,314	146,130
Operating income	38,335	40,732
Net income	33,056	41,028
Net cash provided by operating activities	58,399	70,651
Net cash provided by (used in) investing activities	(3,486)	(6,155)
Net cash provided by financing activities	—	(18)

The VIEs contributed 100% of the Group’s unaudited condensed consolidated revenue for the six months ended August 31, 2016, and August 31, 2017, respectively. As of February 28, 2017 and August 31, 2017, the VIEs accounted for an aggregate of 63% and 68% respectively, of the consolidated total assets, and 100% and 71% respectively, of the consolidated total liabilities. Total assets not associated with the VIEs consist of cash and cash equivalents.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

(c) Foreign Currency Risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and term deposits denominated in RMB amounted to RMB 120,973 and RMB 185,434 as of February 28, 2017 and August 31, 2017, respectively.

(d) Convenience Translation

The Group’s business is primarily conducted in China and almost all of the revenues are denominated in RMB. Translations of balances in the unaudited condensed consolidated balance sheets, and the related unaudited condensed consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the six months ended August 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.5888, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2017, or at any other rate.

(e) Unaudited Pro Forma Information

The unaudited pro forma balance sheet information as of August 31, 2017 assumes the conversion of the outstanding Series A and Series A-1 convertible redeemable preferred shares into ordinary shares using a conversion ratio of one for one upon completion of a qualified IPO.

(f) Unaudited Pro Forma Earnings Per Share

Pro forma basic and diluted earnings per share is computed by dividing income attributable to the Four Seasons Education (Cayman) Inc. shareholders, by the weighted average number of ordinary shares outstanding for the six months ended August 31, 2017 plus the number of ordinary shares resulting from the assumed conversion of the outstanding Series A and Series A-1 convertible redeemable preferred shares upon completion of a qualified IPO.

(g) Recent accounting pronouncements

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Group has identified its revenue streams and assessed each for potential impacts. The Group does not anticipate a material impact in the timing or amount of revenue recognized under the new standard.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The guidance provides clarity and reduces diversity in practice and cost and complexity when accounting for a change to the terms or conditions of a share-based payment award. The amendments in this update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

3. OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the followings:

	As at
	February 28, 2017	August 31, 2017
	RMB	RMB
Prepaid rental	3,878	1,273
Rental deposits	276	411
Prepayments to suppliers	861	2,374
Staff advances	353	556
Prepayments to acquire subsidiaries	200	300
Others	714	2,556

Total	6,282	7,470

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As at
	February 28, 2017	August 31, 2017
	RMB	RMB
Leasehold improvement	5,932	13,355
Motor vehicles	1,200	1,200
Electronic equipment	930	1,336
Office equipment & furniture	2,574	5,531
Construction in process	—	2,538

Total costs	10,636	23,960
Less: accumulated depreciation	3,241	5,239

Property and equipment, net	7,395	18,721

For the six months ended August 31, 2016 and 2017, depreciation expenses were RMB574 and RMB2,030 respectively.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As at
	February 28, 2017	August 31, 2017
	RMB	RMB
Accrued employee payroll and welfare benefits	2,923	8,331
Payable for donation(1)	10,000	10,000
Payable for investments and acquisitions	1,247	247
Other taxes payable(2)	17,444	3,098
Others	636	3,154

Total	32,250	24,830

(1)	As of August 31, 2017, RMB10,000 has been accrued as marketing expenses according to the donation agreement with Shanghai East Normal University Education Development Fund (see Note 10).
(2)	Other taxes payable consists of business tax payable, value added tax payable, withholding individual tax payable and other tax payable.

6. SHARE-BASED COMPENSATION

The following table presents the classification of the Company’s share-based compensation expenses:

	For six months ended August 31,
	2016	2017
	RMB	RMB
General and administrative expenses	898	9,960
Sales and marketing expenses	296	889

Total	1,194	10,849

Share Options:

On March 27, 2017, the Company granted options to acquire 1,110,000 ordinary shares to employees of the Company pursuant to share incentive plan. Options have a ten-year life and vest ratably at each grant date anniversary over a period of four years.

The weighted average grant date fair value of options granted during the six months ended August 31, 2016 and 2017, was RMB 35.46 per shares and RMB 75.39 per shares, respectively. For the six months ended August 31, 2016 and 2017, the Group recognized share-based compensation expense of RMB 1,194 and RMB 10,849, respectively.

The Group uses the Binomial model and the following assumptions to estimate the fair value of the options at the date of granted:

As at
March 27, 2017
Average risk-free rate of interest	2.4%
Estimated volatility rate	53.0%
Dividend yield	0%
Exercise multiples	2.20~2.80
Fair value per ordinary share	85.42

The risk-free rate of interest is based on the yield curve of US Sovereign Bond as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

The fair value of ordinary share underlying the options has been determined by management through a retrospective valuation of the value at the grant date of the options by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors.

A summary of the aggregate option activity and information regarding options outstanding as of August 31, 2017 is as follows:

	Number of Options (in 000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding on March 1, 2017	1,505	10.79	8.64	111,788
Granted	1,110	10.76	10.00	—
Forfeited	(15)	10.67	7.92	—
Expired	—	—	—	—
Exercised	—	—	—	—

Options outstanding on August 31, 2017	2,600	10.78	8.76	173,310

Options vested or expected to vest on August 31, 2017	2,600	10.78	8.76	173,310
Options exercisable on August 31, 2017	663	10.74	8.04	44,161

As of August 31, 2017, there was RMB 85,815 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 3.47 years.

7. INCOME TAXES

Income tax expense consist of the following:

	Six months ended August 31,
	2016	2017
	RMB	RMB
Current income tax expense:
PRC	5,247	15,273
Deferred income tax expense:
PRC	(58)	(1,860)

Total income tax expense	5,189	13,413

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Group’s effective tax rate for the six months ended August 31, 2016 and 2017 were 53% and 32%, respectively.

8. EARNINGS PER SHARE

The Group has used the two-class method of computing earnings per share for the six months ended August 31, 2016 and 2017 as its convertible redeemable preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

The following table sets forth the computation of basic and diluted net income per share attribute to ordinary shareholders:

	Six months Ended August 31,
	2016	2017
	RMB	RMB
Net income attributable to Four Seasons Education (Cayman) Inc.	4,474	29,254
Less: Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	821	7,948

Net income attributable to ordinary shareholders – basic and diluted	3,653	21,306

Weighted average number of ordinary shares outstanding – basic	14,000,000	14,000,000
Plus: share options	87,012	815,621

Weighted average number of ordinary shares outstanding – diluted	14,087,012	14,815,621

Basic net income per share	0.26	1.52

Diluted net income per share	0.26	1.44

Diluted earnings per share for the six months ended August 31, 2016 and 2017 were computed using the if-converted method as it is more dilutive than the two-class method.

As of August 31, 2016 and 2017, diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Six months Ended August 31,
	2016	2017
		RMB
Convertible redeemable preferred shares	3,000,000	5,222,222
Warrants	2,222,222	—
Share options	330,000	1,440,000

Six months Ended August 31,
2017
RMB
Pro forma earnings per share:
Pro forma net income attributable to Four Seasons Education (Cayman) Inc.	29,254
Share used in computation basic earnings per share	14,000,000
Assumed conversion of convertible redeemable preferred shares	5,222,222

Pro forma weighted average number of ordinary shares outstanding – basic	19,222,222
Plus: share options	815,621

Pro forma weighted average number of ordinary shares outstanding – diluted	20,037,843

Pro forma basic net income per share	1.52

Pro forma diluted net income per share	1.46

9. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Shanghai Fuxi Network Co. Ltd.	Entities controlled by Chairman of the Group
Shanghai Jiaxin Travel Agency	Entities controlled by Chairman of the Group
Tian Peiqing	Chairman of the Group
Mao Zhendong	Non-controlling interests shareholder of Suzhou Four Seasons, a subsidiary of a VIE of the Company

The Group entered into the following transactions with its related parties:

	Six months ended August 31,
	2016	2017
	RMB	RMB
Purchases of services provided by related parties
Shanghai Fuxi Network Co. Ltd.	912	1,800
Shanghai Jiaxin Travel Agency	—	—

Total	912	1,800

	Six months ended August 31,
	2016	2017
	RMB	RMB
Revenue collected on behalf of the Group by related parties
Shanghai Jiaxin Travel Agency	—	16

Total	—	16

The following tables present amounts owed from and to related parties as of February 28, 2017 and August 31, 2017:

	As at
	February 28, 2017	August 31, 2017
	RMB	RMB
Amounts due from related parties
Tian Peiqing	36,944	—
Shanghai Fuxi Network Co. Ltd.	7,201	—
Shanghai Jiaxin Travel Agency	1,000	—

Total	45,145	—

Amounts due from related parties are non-interest bearing, unsecured, and due on demand. RMB 4,000 as related party loan has been provided to Shanghai Fuxi Network Co. Ltd during the six months period ended August 31, 2017. As of August 31, 2017, all the amounts due from related parties have been collected.

	As at
	February 28, 2017	August 31, 2017
	RMB	RMB
Amounts due to related parties
Shanghai Jiaxin Travel Agency	408	—
Mao Zhendong	12	12

Total	420	12

10. COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Group leases certain learning centers and office premises under operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to cost of revenues or operating expenses on the straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the six months ended August 31, 2016 and 2017 were RMB9,027 and RMB17,924, respectively.

Future rental payments under operating leases as of August 31, 2017 were as follows:

RMB
Six-month period ending February 28, 2018	17,968
Year ending of February 28 or 29:
2019	34,372
2020	26,480
2021	21,938
2022	18,349
Thereafter	39,442

158,549

Donation Commitments

The Group entered into an agreement with Shanghai East Normal University Education Development Fund (“Fund”) in 2016 to donate RMB100,000 to set up a special purpose fund for mathematics education studies purpose. The donation is to be provided in five tranches in a five-year period. The Group recognizes the donation as marketing expenses on a straight-line basis over the five years and the amount accrued as of August 31, 2017 was RMB 10,000. The first tranche of RMB 10,000 was paid in April 2017 and the planned schedule for the remaining four tranches is as follows::

RMB
Six-month period ending February 28, 2018	15,000
Year ending of February 28 or 29:
2019	20,000
2020	25,000
2021	30,000

Total	90,000

Contingencies regarding lack of certain required permits and licenses

A number of learning centers do not possess required fire permits, educational permits or business licenses. The Group is in the process of obtaining the required permits and licenses, and do not believe any fines or penalties due to such noncompliance is probable as of August 31, 2017, neither can the amount or range of potential unfavorable outcomes be reasonably estimated.

11. SEGMENT INFORMATION

The Group’s chief operating decision maker, who has been identified as the Chairman of the Group, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Company’s revenues were generated from the PRC. As of August 31, 2017, all of the long-lived assets of the Group are located in the PRC, and no geographical information is presented.

The Company provides standard programs, ivy programs and special programs in the PRC. The Company’s revenue mainly includes tuition income from education programs. The following table summarizes the revenue information of the Group:

	For the six months ended August 31,
	2016	2017
	RMB	RMB
Standard programs	79,365	100,830
Ivy program classes	14,338	39,312
Special programs	2,800	6,607
Less: sales tax	(1,189)	(619)

Total	95,314	146,130

12. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB3,145 and RMB6,792 for the six months ended August 31, 2016 and 2017, respectively.

13. NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from February 28, 2017 through August 31, 2017.

	Jiangxi Investment	Anhui Consulting	Suzhou Four Seasons	Shane Education	Honggutan Four Seasons	Changzhou Fuxi	Wuxi Fuxi	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at March 1, 2017	459	678	562	4,083	—	—	—	5,782
Capital injection from non-controlling interest shareholders	—	—	—	—	980	600	600	2,180
Loss attributable to non-controlling interests	—	(150)	(274)	16	(83)	(230)	(31)	(752)

Balance at August 31, 2017	459	528	288	4,099	897	370	569	7,210

There has been no change in the percentage of the equity attributable to the Group from each of the investees from March 1, 2017 through August 31, 2017.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 6, 2017, the date these unaudited condensed consolidated financial statements were issued, and determined that there were no subsequent events or transactions that require recognition or disclosures in the financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Executive Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-IPO memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration (in US$)
Four Seasons Education Holdings Limited	February16, 2015	13,999,999 ordinary shares	US$1,399.9999
Chengwei Capital HK Limited	February 17, 2015	1,800,000 Series A preferred shares	US$ 2,936,953
Crimson Capital Partners III, L.P.	February 17, 2015	1,200,000 Series A preferred shares	US$ 1,957,969
Chengwei Capital HK Limited	August 19, 2016	1,333,333 Series A-1 preferred shares	US$ 6,666,667
Crimson Capital Partners III, L.P.	August 19, 2016	888,889 Series A-1 preferred shares	US$ 4,444,444

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index beginning on Page II-3 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2**	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1**	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2**	Registrant’s Specimen Certificate for Ordinary Shares

4.3**	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Receipts

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2**	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters (included in Exhibit 99.2)

10.1**	English translation of 2015 Share Incentive Plan

10.2**	2017 Share Incentive Plan

10.3**	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.4**	Form of Employment Agreement between the Registrant and its executive officers

10.5**	Amended and Restated Shareholders Agreement, among Four Seasons Education (Cayman) Inc., Four Seasons Education (Hong Kong) Limited, Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd., Mr. Peiqing Tian, Four Seasons Education Holdings Limited and the investors named therein dated August 19, 2016

10.6**	English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd., Shanghai Jing’an Modern Art Culture Education School, Shanghai Shane English Training School, Shanghai Jing’an Saxon English Training School, Taicang Yinglian Yunlin Foreign Language Training Center, Nanchang Honggutan New Area Four Seasons Training School and Mr. Peiqing Tian, dated September 30, 2017

10.7**	English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017

10.8**	English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017

10.9**	English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education and Training Co., Ltd. and Mr. Peiqing Tian, dated September 30, 2017

Exhibit Number	Description of Document

10.10**	English translation of exclusive service agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017

10.11**	English translation of exclusive call option agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Shanghai Tongfang Science and Technology Training School, Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017

10.12**	English translation of equity pledge agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017

10.13**	English translation of shareholder voting rights proxy agreement among Shanghai Fuxi Enterprise Management Consulting Co., Ltd., Shanghai Four Seasons Education Investment Management Co., Ltd., Mr. Peiqing Tian and Mr. Peihua Tian, dated June 12, 2017

10.14**	English translation of the donation agreement and donation agreement memorandum with Shanghai East China Normal University Education Development Fund

21.1**	List of subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm

23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3**	Consent of Jingtian & Gongcheng (included in Exhibit 8.2)

23.5**	Consent of Zongwei Li

23.6**	Consent of Dele Liu

24.1**	Powers of Attorney (included on signature page)

99.1**	Code of Business Conduct and Ethics of the Registrant

99.2**	Opinion of Jingtian & Gongcheng regarding certain PRC law matters

99.3**	Consent of Frost & Sullivan

*	To be filed by amendment.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the PRC, on November 2, 2017.

Four Seasons Education (Cayman) Inc.

By:	/s/ Peiqing Tian
Name: Peiqing Tian
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Peiqing Tian Name: Peiqing Tian	Chairman and Chief Executive Officer
(principal executive officer)

*	Director and Chief Financial Officer
Name: Yi Zuo	(principal financial and accounting officer)

*	Director
Name: Shaoqing Jiang

* By:	/s/ Peiqing Tian
Name: Peiqing Tian
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Four Seasons Education (Cayman) Inc., has signed this registration statement or amendment thereto in New York, New York on November 2, 2017.

Authorized U.S. Representative

By:	/s/ Giselle Manon
Name: Giselle Manon
Title: Service of Process Officer